Exhibit 99.2

Notice of Annual General Meeting of Shareholders and Management Proxy Circular To be held virtually on Wednesday, February 2, 2022 at 11:00 a.m. (Eastern Standard Time) These materials are being sent to both registered and non-registered owners of shares. Non-registered shareholders are either objecting beneficial owners who object that intermediaries disclose information about their ownership in the Company, or non-objecting beneficial owners, who do not object to such disclosure. The Company pays intermediaries to send proxy-related materials to both objecting and non-objecting beneficial owners. Please return your voting instructions as specified in the request for voting instructions. CGI

2021 MANAGEMENT PROXY CIRCULAR

2021 MANAGEMENT PROXY CIRCULAR

2021 MANAGEMENT PROXY CIRCULAR

Notice of Annual General Meeting of Shareholders

Date, Time and Place

Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of CGI Inc. (“CGI” or the “Company”) will be held virtually on February 2, 2022, at 11:00 a.m. (Eastern Standard Time) via live webcast at https://www.icastpro.ca/xp8zto. Shareholders will not be able to attend the Meeting in person, but will have the opportunity to participate in real time and vote at the Meeting virtually in the manner set forth in CGI’s Management Proxy Circular, through a web-based platform, regardless of their geographic location.

Business to be Transacted at the Meeting

1.	To receive the report of the directors, together with the Annual Audited Consolidated Financial Statements of the Company and the report of the auditor for the fiscal year ended September 30, 2021;
2.	to elect directors;
3.	to appoint the auditor for the fiscal year of the Company ending September 30, 2022 and authorize the Audit and Risk Management Committee to fix its compensation;
4.	to consider Shareholder Proposal Number One and Shareholder Proposal Number Two attached as Appendix C; and
5.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

Attendance and Voting by Shareholders at the Meeting

By logging on to https://www.icastpro.ca/xp8zto and following the instructions set forth in the Management Proxy Circular, shareholders will be able to attend the Meeting live, submit questions and vote their shares while the Meeting is being held.

Only shareholders shown on the register of shareholders of CGI at the close of business on December 7, 2021, and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholders), will be entitled to vote at the Meeting during the live webcast. CGI’s register of shareholders is kept by its transfer agent, Computershare Investor Services Inc.

Registered and non-registered shareholders entitled to vote at the Meeting may vote by proxy in advance of the Meeting. Non-registered shareholders who have not duly appointed themselves as proxyholders will be able to attend the Meeting and ask questions, but will not be able to vote. Guests will be able to attend the Meeting but will not be able to submit questions or vote their shares (if any).

Proxy Voting

Proxies submitted by mail, phone or internet must be received by Computershare Investor Services Inc. by 11:00 a.m., Eastern Standard Time, on Tuesday, February 1, 2022.

We wish to have as many shares as possible represented and voted at the Meeting. For this reason, and regardless of whether you are able to attend the Meeting via the live webcast, shareholders are strongly encouraged to complete, date, sign and return the accompanying form of proxy or voting instruction form, as applicable, in accordance with the instructions set out on such form and in the Management Proxy Circular or, alternatively, vote by phone or vote using the internet. Instructions on how to vote by phone or by using the internet are provided on the form of proxy or voting instruction form and in the Management Proxy Circular.

CGI has opted to use the Notice and Access rules adopted by Canadian securities regulators to reduce the volume of paper in the materials distributed for the Meeting. Instead of receiving the enclosed Management Proxy Circular with the form of proxy or voting instruction form, shareholders received a Notice of Meeting with instructions on how to access the remaining Meeting materials online. CGI’s Management Proxy Circular and other relevant materials are available on the internet at www.envisionreports.com/gib2021 or on the Canadian Securities Administrators’ website at www.sedar.com. The webcast will be temporarily archived on the Company’s website afterwards.

If you are a registered shareholder or a non-objecting beneficial owner and have any questions regarding this Notice of Meeting, the Notice and Access procedures or the Meeting, please contact Computershare Investor Services Inc. at +1-866-962-0498 (Canada and U.S.) or +1-514-982-8716 (international). If you are an objecting beneficial owner, please contact Broadridge Investor Communication Corporation toll free at +1-855-887-2244 (Canada and U.S.), or at +1-303-562-9306 (international, in French) or at +1-303-562-9305 (international, in English).

Montréal, Quebec

Dated December 7, 2021

By order of the Board of Directors,

Benoit Dubé

Executive Vice-President, Legal and Economic Affairs,

and Corporate Secretary

i	2021 MANAGEMENT PROXY CIRCULAR

Letter to Shareholders

Dear fellow shareholders,

Last year, we shared how your Company is built to grow and last. Our strong culture, diverse presence across industry sectors and regions, and end-to-end consulting services provided strong results, with year-over-year constant currency revenue growth, increased profitability and industry leading earnings per share growth. We are pleased to have achieved our goal of emerging from this phase of the current pandemic in a stronger position.

During 2021, as part of our annual planning process, we spoke with 1,695 business and IT client executives across the industries and geographies we serve. These strategic conversations provide a unique view into how priorities evolved rapidly due to the pandemic, including progress in producing expected results from digital strategies. From this proprietary research, we examined the characteristics of leading digital organizations. As technology becomes further embedded across the entirety of their business value chains, these leaders are taking a holistic approach to their transformation.

CGI is best positioned to help all clients become digital leaders. Our industry and technology expertise combined with operational excellence provides the scale, reach and capabilities required to help clients drive forward their digital value chains. Clients recognize our commitment. This year, we received record-level client satisfaction scores, from their degree of loyalty to our industry knowledge, level of technology expertise, and the innovation we bring.

As a people-centered firm, we know our success is founded upon the strength of our consultants and professionals, whom we call members as 85% of them are CGI shareholders. Our members’ satisfaction scores reached record levels this year as we increased investment in areas such as learning and development, digital tooling, and health and wellbeing. We pay tribute to our talented and dedicated experts around the world who demonstrate a steadfast commitment to bringing the best of CGI to our clients each day.

As many businesses work to evolve their corporate culture, we, at CGI, have always sought to achieve the best equilibrium among our three stakeholders – clients, members and shareholders – while serving as a caring and responsible corporate citizen. In June, we celebrated our 45th anniversary, a key testament of our ability to continuously provide value to all of our stakeholders.

Looking ahead, technology clearly continues to be core to our clients’ strategic goals as they increase their digitalization efforts. As one of the few firms with the scale, reach, capabilities and commitment to be a partner of choice for clients, both locally and globally, we are very optimistic about our outlook as we continue to pursue our successful Build & Buy strategy, while maintaining our focus on incremental shareholder value creation.

This year, Timothy Hearn announced he will not present himself for re-election as a CGI director. On behalf of our members and Board of Directors, we thank him warmly for his invaluable advice, counsel and leadership throughout the years, as well as for his remarkable contribution to our success. We also welcome Frank Witter who joined CGI’s Board of Directors in July 2021 and is nominated for election as a director for the first time. With his broad experience and expertise, Mr. Witter will provide key insight as we continue to pursue our strategic objectives.

We thank you for your investment, confidence and trust.

Serge Godin Founder and Executive Chairman of the Board	Julie Godin Co-Chair of the Board, Executive Vice-President, Strategic Planning and Corporate Development	George D. Schindler President and Chief Executive Officer

2021 MANAGEMENT PROXY CIRCULAR	ii

General Information

This Management Proxy Circular is provided in relation to the solicitation of proxies by the management of CGI Inc. (“CGI” or the “Company”) for use at the Annual General Meeting of Shareholders (the “Meeting”) of the Company which will be held virtually, via live webcast, on February 2, 2022, and at any adjournment thereof. Unless otherwise indicated, the information provided in this Management Proxy Circular that relates to financial information is provided as at September 30, 2021, all other information is provided as at December 7, 2021, and all currency amounts are shown in Canadian dollars.

We encourage you to read our annual Management’s Discussion and Analysis, Annual Audited Consolidated Financial Statements, and this Management Proxy Circular to become better acquainted with CGI. We are confident that, as you come to know us, you will appreciate the strength of our commitment to our three stakeholders, including you, our shareholders.

Attending the Virtual Meeting

To attend the Meeting, registered and non-registered shareholders will need to login on to https://www.icastpro.ca/xp8zto and follow the instructions set forth in this Management Proxy Circular. The Meeting platform is fully supported across browsers and devices running the most updated version of applicable software plugins. You should ensure you have a strong, preferably high-speed, internet connection wherever you intend to attend the Meeting. The Meeting will begin at 11:00 a.m. (Eastern Standard Time) on February 2, 2022. You should allow ample time to check into the Meeting online and complete the related procedure. It is recommended that you login at least fifteen minutes prior to the Meeting. Attending the Meeting virtually enables shareholders to ask questions in real time. Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) can vote at the appropriate times during the Meeting. If you are a non-registered shareholder located in the United States and wish to attend, submit questions or vote at the Meeting, see the heading How to Vote – Non-Registered Shareholders later in this document for additional instructions. Shareholders and duly appointed proxyholders who participate in the Meeting virtually, must be connected to the internet at all times during the Meeting in order to vote when balloting commences and it is their responsibility to ensure connectivity during the Meeting.

Non-registered beneficial shareholders who have not duly appointed themselves as proxyholders can attend the Meeting and ask questions by joining the webcast at https://www.icastpro.ca/xp8zto, but are not able to vote. Guests will be able to attend the Meeting but will not be able to submit questions nor vote their shares (if any).

Submitting Questions

At the Meeting, the Company will hold a live Q&A session to answer written questions submitted either before the Meeting through https://www.icastpro.ca/xp8zto (using the control number and password (CGI2021) included on the form of proxy or voting instruction form, as applicable) or during the Meeting by shareholders participating via live webcast. Only shareholders and duly appointed proxyholders may submit questions at the Meeting, either before or during the Meeting.

The Chair of the Meeting reserves the right to edit questions or to reject questions he deems inappropriate in accordance with the rules of conduct of the Meeting, which are available at www.cgi.com/en/investors and on the Meeting web page at https://www.icastpro.ca/xp8zto. Any questions pertinent to the Meeting that cannot be answered during the Meeting due to time constraints will be posted online and answered at www.cgi.com/en/investors. The questions and answers will be available as soon as practical after the Meeting and will remain available until one week after posting. The Chair of the Meeting has broad authority in all matters pertaining to the Meeting. To ensure that the Meeting is conducted in a timely manner, the Chair of the Meeting may exercise broad discretion with respect to, for example and without limitation, the questions and topics that will be addressed at the Meeting and the amount of time devoted to any question or topic.

Notice and Access

CGI uses the Notice and Access rules adopted by Canadian securities regulators to reduce the volume of paper in the materials distributed for the Annual General Meeting of Shareholders. Instead of receiving this Management Proxy Circular with the form of proxy or voting instruction form, shareholders received a Notice of Meeting with instructions on how to access the remaining materials online. CGI intends to pay for intermediaries to deliver the Notice of Meeting and voting instruction form and other materials to non-objecting beneficial owners and objecting beneficial owners.

2021 MANAGEMENT PROXY CIRCULAR	1

General Information

This Management Proxy Circular and other relevant materials are available on the internet at www.envisionreports.com/gib2021 or on the Canadian Securities Administrators’ website at www.sedar.com. If you would like to receive a paper copy of the materials distributed for the Annual General Meeting of Shareholders by mail, you must request it. Requesting a paper copy is free of charge. Registered shareholders and non-objecting beneficial owners may request a paper copy of the materials by calling Computershare Investor Services Inc. (“Computershare”) toll free at +1-866-962-0498 (Canada and U.S.) or +1-514-982-8716 (international) and entering the control number indicated on the form of proxy or voting instruction form they received with the Notice of Meeting. Objecting beneficial owners may request a paper copy of the materials by calling Broadridge Investor Communication Corporation toll free at +1-877-907-7643 (Canada and U.S.) or at +1-303-562-9306 (international, in French) or +1-303-562-9305 (international, in English) and entering the control number indicated on the voting instruction form they received with the Notice of Meeting.

To ensure you receive the materials in advance of the voting deadline and Meeting date, all requests must be received no later than January 19, 2022. If you do request a paper copy of the current materials, please note that another voting instruction form or proxy form will not be sent; please retain the one received with the Notice of Meeting for voting purposes.

To obtain a paper copy of the materials after the Meeting date, please contact CGI’s Investor Relations department by sending an e-mail to ir@cgi.com, by visiting the Investors section on the Company’s website at www.cgi.com or as follows:

Investor Relations

CGI Inc.

1350 René-Lévesque Boulevard West

15th Floor

Montréal, Quebec

Canada

H3G 1T4

Tel.: +1-514-841-3200

Proxies

Solicitation of Proxies

The solicitation of proxies will be made primarily by mail for registered and non-registered beneficial shareholders and by e-mail for participants in CGI’s Share Purchase Plan. Proxies may also be solicited personally by e-mail or by phone by members of the Company at minimal cost. The Company does not expect to pay any compensation for the solicitation of proxies, but will reimburse brokers and other persons holding shares for reasonable expenses for sending proxy materials to non-registered beneficial shareholders in order to obtain voting instructions.

The persons who may be appointed to act under the form of proxy or voting instruction form solicited by the management of the Company are all directors of the Company.

In order to be voted at the Meeting, a proxy must be received by Computershare by 11:00 a.m., Eastern Standard Time, on Tuesday, February 1, 2022. Proxies may also be received by the Corporate Secretary of the Company prior to the Meeting or any adjournment thereof at 1350 René-Lévesque Boulevard West, 25th Floor, Montréal, Quebec, Canada, H3G 1T4 Attention: Corporate Secretary, at any time up to and including February 1, 2022, the last business day preceding the date of the Meeting.

The persons whose names are printed on the form of proxy or voting instruction form will vote all the shares in respect of which they are appointed to act in accordance with the instructions given on the form of proxy or voting instruction form. In the absence of a specified choice in relation to any matter to be voted on at the Meeting, or if more than one choice is indicated, the shares represented by the form of proxy or the voting instruction form will be voted:

FOR the election as directors of the sixteen persons nominated in this Management Proxy Circular;

FOR the appointment of PricewaterhouseCoopers LLP as auditor; and

AGAINST Shareholder Proposal Number One and Shareholder Proposal Number Two attached as Appendix C.

Every proxy given to any person in the form of proxy or voting instruction form that accompanies the Notice of Meeting will confer discretionary authority with respect to amendments or variations to the items of business identified in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting.

2	2021 MANAGEMENT PROXY CIRCULAR

General Information

Appointment and Revocation of Proxies

Every shareholder has the right to appoint himself or herself or any person to act on his or her behalf at the Meeting other than the persons whose names are printed in the form of proxy or voting instruction form that accompanies the Notice of Meeting. To exercise this right, the shareholder should insert a proxyholder’s name in the space provided for that purpose in the form of proxy or voting instruction form, or provide a revised proxy in proper form appointing the proxyholder. Non-registered shareholders located in the United States must follow the instructions under the heading How to Vote – Non-Registered Shareholders later in this document.

In addition to the first step above, shareholders who wish to appoint a proxyholder (including shareholders who wish to appoint themselves as proxyholder) must visit https://www.computershare.com/CGI2021 and provide the required proxyholder contact information so that Computershare may provide the proxyholder with a four-letter code via email. Without the four-letter code, proxyholders will not be able to vote at the Meeting. Failure to register a proxyholder online will result in the proxyholder not being able to vote at the Meeting.

The steps described above must be completed prior to 11:00 a.m., Eastern Standard Time, on Tuesday, February 1, 2022, failing which a proxyholder will not be able to vote at the Meeting on the appointing shareholder’s behalf.

A proxy may be revoked at any time by the person giving it to the extent that it has not yet been exercised. If you are a registered shareholder and you want to revoke your proxy, you may do so by providing a new proxy form to Computershare at any time before by 11:00 a.m., Eastern Standard Time, on Tuesday, February 1, 2022. A proxy may also be revoked by a registered shareholder by delivering a written notice to the Corporate Secretary of the Company at 1350 René-Lévesque Boulevard West, 25th Floor, Montréal, Quebec, Canada, H3G 1T4 Attention: Corporate Secretary, which must be received at any time up to and including February 1, 2022, the business day preceding the date of the Meeting. A registered shareholder may also access the Meeting via the live webcast to vote at the Meeting, which will revoke any previously submitted proxy. If you do not wish to revoke a previously submitted proxy nor ask questions at the Meeting, you can attend the Meeting as a guest, as guests can listen to the Meeting, but are not able to vote nor to submit questions.

If you are a non-registered shareholder and you want to revoke your proxy, contact your broker or other intermediary to find out what to do. Please note that your intermediary will need to receive any new instructions sufficiently in advance of the Meeting to act on them.

How to Vote

Only persons shown on the register of shareholders at the close of business on Tuesday, December 7, 2021 and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholders), will be entitled to vote at the Meeting. The register of holders of Class A subordinate voting shares and Class B shares are kept by CGI’s transfer agent, Computershare.

Registered Shareholders

You are a registered shareholder if your name appears on your share certificate or your direct registration statement. Your proxy form tells you whether you are a registered shareholder. If you are a registered shareholder, you will receive a form of proxy containing the relevant details concerning the business of the Meeting, including a control number and password (CGI2021) that must be used in order to vote by proxy in advance of the Meeting or to join the live webcast the day of the Meeting to attend, ask questions and vote at the Meeting, as applicable.

Non-Registered Shareholders

Non-registered shareholders or “beneficial owners” are holders whose shares are held on their behalf through a “nominee” such as a bank, a trust company, a securities broker or other financial institution. When you receive a voting instruction form, this tells you that you are a non-registered shareholder. Most CGI shareholders hold their shares in this way. Non-registered shareholders must seek instructions from their nominees as to how to complete their voting instruction form if they wish to vote their shares themselves at the Meeting. Non-registered shareholders who received or who were given access to this Management Proxy Circular in a mailing from their nominee must adhere to the voting instructions provided to them by their nominee.

2021 MANAGEMENT PROXY CIRCULAR	3

General Information

Non-registered shareholders must use the control number and password (CGI2021) on their voting instruction form to join the live webcast of the Meeting. Non-registered shareholders who wish to vote at the Meeting during the live webcast must appoint themselves by inserting their own name in the space provided on the voting instruction form and adhere to the signing and return instructions provided by their nominee. By doing so, non-registered shareholders are instructing their nominee to appoint them as proxyholder. In addition to the first step above, non-registered shareholders who wish to appoint a proxyholder (including non-registered shareholders who wish to appoint themselves as proxyholder) must visit https://www.computershare.com/CGI2021 and provide the required proxyholder contact information so that Computershare may provide the proxyholder with a four-letter code via email. Without the four-letter code, proxyholders will not be able to vote at the Meeting.

The steps described above must be completed prior to 11:00 a.m., Eastern Standard Time, on Tuesday, February 1, 2022, failing which a proxyholder will not be able to vote at the Meeting on the appointing shareholder’s behalf.

If you are a non-registered shareholder located in the United States and wish to attend, submit questions or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above and under the heading Attending the Virtual Meeting, you must obtain a valid legal proxy form from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting instruction form sent to you, or contact your intermediary to request a legal proxy form if you have not received one. The legal proxy form will be mailed to the person and address written on the voting instruction form. After obtaining a valid legal proxy form from your intermediary, you must then submit such legal proxy form to Computershare. Requests for registration from non-registered shareholders located in the United States that wish to attend, submit questions or vote at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent by fax to +1-866-249-7775 or +1-416-263-9524, or, by courier to Computershare Investor Services Inc. at 100 University Ave, 8th Floor, North Tower, Toronto, Ontario, Canada, M5J 2Y1, and in both cases, must be labeled as “legal proxy” and received by no later than 11:00 a.m., Eastern Standard Time, on Tuesday, February 1, 2022. You must allow sufficient time to Computershare for the mailing and return of the legal proxy form by this deadline. If you have any questions, please contact the person who services your account.

Non-registered shareholders who have not duly appointed themselves as proxyholders will be able to attend the Meeting and ask questions, but will not be entitled to vote their shares at the Meeting.

Voting in Advance of the Meeting

Shareholders are strongly encouraged to vote in advance of the Meeting whether or not they are able to attend the Meeting (or any adjournment thereof) via the live webcast. Below are the different ways in which registered and non-registered shareholders can give voting instructions, details of which are found on the form of proxy or voting instruction form provided, as applicable.

By Internet

If a shareholder elects to vote using the internet, the shareholder must access the following website: www.investorvote.com. Shareholders must follow the instructions that appear on the screen and refer to the form of proxy or voting instruction form, as applicable, for their control number and password (CGI2021).

By Phone

If a shareholder wishes to vote by phone, the shareholder must call the following toll-free number +1-866-732-8683 (within North America) or +1-312-588-4290 (outside of North America). Shareholders must follow the instructions of the voice response system and refer to the form of proxy or voting instruction form, as applicable, for their control number.

By Mail

If a shareholder wishes to vote by mail, the shareholder must complete, date and sign the form of proxy or voting instruction form, as applicable, in accordance with the instructions set out on such form, and return it in the prepaid envelope provided to Computershare, Proxy Department, PO Box 300 RPO West Beaver Creek, Richmond Hill, Ontario, Canada, L4B 9Z9.

Duly completed forms of proxy or voting instruction forms or internet or telephone voting instructions, as applicable, must be received by Computershare by 11:00 a.m., Eastern Standard Time, on Tuesday, February 1, 2022. Proxies may also

4	2021 MANAGEMENT PROXY CIRCULAR

General Information

be received by the Corporate Secretary of the Company prior to the Meeting or any adjournment thereof at 1350 René-Lévesque Boulevard West, 25th Floor, Montréal, Quebec, Canada, H3G 1T4 Attention: Corporate Secretary, at any time up to and including Tuesday, February 1, 2022, the last business day preceding the date of the Meeting.

Voting at the Meeting

Registered shareholders who wish to vote at the Meeting do not need to complete or return their proxy form. Non-registered shareholders who wish to vote at the Meeting must appoint themselves as proxyholder. The day of the Meeting, registered shareholders and non-registered shareholders who have duly appointed themselves as proxyholders, will be able to vote via the live webcast by completing a ballot online during the Meeting by visiting https://www.icastpro.ca/xp8zto and logging in using the control number and password (CGI2021) included on their proxy form, in the case of registered shareholders, or entering the four-letter code provided by Computershare via email and password (CGI2021), in the case of the proxyholder of non-registered shareholders, as applicable, as further described under the heading Attending the Virtual Meeting.

Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting, but will not be able to vote their shares at the Meeting.

Even if you currently plan to attend and vote at the Meeting, you should consider voting your shares in advance so that your vote will be counted if you later decide not to attend the Meeting. You should note however that if you access and vote on any matter during the Meeting, you will revoke any previously submitted proxy. If you do not wish revoke a previously submitted proxy nor ask questions at the Meeting, you can attend the Meeting as a guest, as guests can listen to the Meeting, but are not able to vote nor to submit questions.

If you wish to appoint someone as proxy to vote your shares for you at the Meeting during the live webcast, please follow the instructions found on either your proxy form or voting instruction form, as applicable. You will need to register your proxyholder (including registering yourself if you wish to appoint yourself as proxyholder) online at https://www.computershare.com/CGI2021 so that Computershare will provide a four-letter code to your proxyholder, which will allow your proxyholder to join the Meeting and vote your shares on your behalf, as further described under the heading Appointment and Revocation of Proxies.

Changing your Vote

If you are a registered shareholder and you change your mind about how you voted before the Meeting, you may provide new voting instructions at www.investorvote.com, or a new form of proxy to Computershare at any time before by 11:00 a.m., Eastern Standard Time, on Tuesday, February 1, 2022. A proxy may also be revoked by delivering a written notice to the registered office of the Company at 1350 René-Lévesque Boulevard West, 25th Floor, Montréal, Quebec, Canada, H3G 1T4 Attention: Corporate Secretary, which must be received prior to or on February 1, 2022, the last business day preceding the date of the Meeting, or any adjournment thereof. A registered shareholder may also access the Meeting via the live webcast to vote at the Meeting, which will revoke any previously submitted proxy. If you do not wish revoke a previously submitted proxy, you should attend the Meeting as a guest. Guests can listen to the Meeting, but are not able to vote nor to submit questions.

If you are a non-registered shareholder and you change your mind about how you voted before the Meeting, contact your broker or other intermediary to find out what to do. Please note that your intermediary will need to receive any new instructions sufficiently in advance of the Meeting to act on them.

Voting Shares and Principal Holders of Voting Shares

The Company’s authorized share capital consists of an unlimited number of First Preferred Shares, issuable in series, an unlimited number of Second Preferred Shares, issuable in series, an unlimited number of Class A subordinate voting shares and an unlimited number of Class B shares (multiple voting), all without par value, of which, as at December 7, 2021, 217,078,355 Class A subordinate voting shares and 26,445,706 Class B shares were issued and outstanding.

2021 MANAGEMENT PROXY CIRCULAR	5

General Information

The following summary of the material features of the Company’s authorized share capital is given subject to the detailed provisions of its articles.

Class A Subordinate Voting Shares and Class B Shares

Voting Rights

The holders of Class A subordinate voting shares are entitled to one vote per share and the holders of Class B shares are entitled to ten votes per share. As at December 7, 2021, 45.08% and 54.92% of the aggregate voting rights were attached to the outstanding Class A subordinate voting shares and Class B shares, respectively.

Subdivision or Consolidation

The Class A subordinate voting shares or Class B shares may not be subdivided or consolidated unless simultaneously the Class B shares and the Class A subordinate voting shares are subdivided or consolidated in the same manner and in such an event, the rights, privileges, restrictions and conditions then attaching to the Class A subordinate voting shares and Class B shares shall also attach to the Class A subordinate voting shares and Class B shares as subdivided or consolidated.

Rights upon Liquidation

Upon liquidation or dissolution of the Company or any other distribution of its assets among its shareholders for the purposes of winding up its affairs, all the assets of the Company available for payment or distribution to the holders of Class A subordinate voting shares and holders of Class B shares will be paid or distributed equally, share for share.

Conversion Rights of Class A Subordinate Voting Shares in Specific Circumstances

Subject to what is hereinafter set out, if a take-over bid or exchange bid or an issuer bid, other than an exempt bid (as defined in the articles of the Company), for the Class B shares is made to the holders of Class B shares without being made simultaneously and on the same terms and conditions to the holders of Class A subordinate voting shares, each Class A subordinate voting share shall become convertible into one Class B share, from the date the offer is made, at the holder’s option, in order to entitle the holder to accept the offer. However, this right of conversion shall be deemed not to come into effect if the offer is not completed by its offeror or if the offer is rejected by one or several of the senior executives and full-time employees of the Company or its subsidiaries and any corporate entity under their control, who are, as a group, owners, directly or indirectly, in any manner whatsoever, of more than 50% of the outstanding Class B shares.

The articles of the Company contain a complete description of the types of bids giving rise to the rights of conversion, provide certain procedures to be followed to perform the conversion and stipulate that upon such a bid, the Company or the transfer agent will communicate in writing to the holders of Class  A subordinate voting shares full details as to the bid and the manner of exercising the right of conversion.

Conversion of Class B Shares

Each Class B share may, from time to time, at the holder’s option, be converted into one Class A subordinate voting share.

Issue of Class B Shares

The Company’s articles provide for pre-emptive rights in favour of holders of Class B shares. Therefore, the Company may not issue Class A subordinate voting shares or securities convertible into Class A subordinate voting shares without offering, in the manner determined by the Board of Directors, to each holder of Class B shares, pro rata to the number of Class B shares it holds, the right to subscribe concurrently with the issue of Class A subordinate voting shares or of securities convertible into Class A subordinate voting shares, as the case may be, an aggregate number of Class B shares or securities convertible into Class B shares, as the case may be, sufficient to fully maintain its proportion of voting rights associated with the Class B shares. The consideration to be paid for the issuance of each Class B share or security convertible into Class B shares, as the case may be, shall be equal to the issue price of each Class A subordinate voting share or security convertible into Class A subordinate voting shares then issued.

The pre-emptive rights do not apply in the case of the issuance of Class A subordinate voting shares or securities convertible into Class A subordinate voting shares:

•	in payment of stock dividends;

•	pursuant to the stock option plans or share purchase plans of the Company;

6	2021 MANAGEMENT PROXY CIRCULAR

General Information

•	further to the conversion of Class B shares into Class A subordinate voting shares pursuant to the articles of the Company; or

•	further to the exercise of the conversion, exchange or acquisition rights attached to securities convertible into Class A subordinate voting shares.

Any holder of Class B shares may assign its pre-emptive rights to other holders of Class B shares.

Dividends

The Class A subordinate voting shares and Class B shares participate equally, share for share, in any dividend which may be declared, paid or set aside for payment thereon. In fiscal 2021, considering, among other matters, the needs for reinvestment in the Company’s operations, the scope of investment projects, the repayment of the Company’s debt, and the repurchase of outstanding Class A subordinate voting shares under the Company’s Normal Course Issuer Bid (“NCIB”), the Board of Directors determined that the Company, in keeping with its long-standing practice, would not pay a dividend. The Board of Directors re-evaluates the Company’s dividend policy annually.

Amendments

The rights, privileges, conditions and restrictions attaching to the Class A subordinate voting shares or Class B shares may respectively be amended if the amendment is authorized by at least two-thirds of the votes cast at a meeting of holders of Class A subordinate voting shares and Class B shares duly convened for that purpose. However, if the holders of Class A subordinate voting shares as a class or the holders of Class B shares as a class were to be affected in a manner different from that of the other classes of shares, such amendment would, in addition, have to be authorized by at least two-thirds of the votes cast at a meeting of holders of shares of the class of shares so affected in a different manner.

Rank

Except as otherwise provided hereinabove, each Class A subordinate voting share and each Class B share carry the same rights, rank equally in all respects and are to be treated by the Company as if they constituted shares of a single class.

First Preferred Shares

The First Preferred Shares may be issued from time to time in one or more series and the Board of Directors of the Company has the right to determine, by resolution, the designation, rights, privileges, restrictions and conditions attaching to each series. The First Preferred Shares of each series rank equal to the First Preferred Shares of all other series and rank prior to the Second Preferred Shares, the Class A subordinate voting shares and Class B shares with respect to payment of dividends and repayment of capital. The holders of First Preferred Shares are entitled to receive notice of and attend any shareholders’ meetings and are entitled to one vote per share. As at December 7, 2021, no First Preferred Shares were outstanding.

Second Preferred Shares

The Second Preferred Shares may be issued from time to time in one or more series and the Board of Directors has the right to determine, by resolution, the designation, rights, privileges, restrictions and conditions attaching to each series. The Second Preferred Shares of each series rank equal to all other Second Preferred Shares of all other series and rank after the First Preferred Shares, but prior to the Class A subordinate voting shares and Class B shares with respect to payment of dividends and repayment of capital. The Second Preferred Shares are non-voting. As at December 7, 2021, no Second Preferred Shares were outstanding.

Normal Course Issuer Bid

On January 26, 2021, the Board of Directors authorized and subsequently received the approval from the Toronto Stock Exchange (“TSX”) for the renewal of its NCIB and the purchase for cancellation of up to 10% of the public float of the Company’s Class A subordinate voting shares as at January 22, 2021. The current NCIB enables the Company to purchase on the open market through the facilities of the TSX and the New York Stock Exchange (“NYSE”) and through alternative trading systems, as well as outside the facilities of the TSX by private agreements pursuant to exemption orders issued by securities regulators, up to 19,184,831 Class A subordinate voting shares for cancellation. As at January 22, 2021, there were 224,831,125 Class A subordinate voting shares of the Company outstanding of which approximately 85% were widely held. The Company was authorized to purchase Class A subordinate voting shares under

2021 MANAGEMENT PROXY CIRCULAR	7

General Information

the current NCIB commencing on February 6, 2021 and may continue to do so until February 5, 2022, or until such earlier date when the Company will either have acquired the maximum number of Class A subordinate voting shares allowable under the NCIB or elected to terminate the NCIB.

As at December 7, 2021, the Company had purchased for cancellation 11,298,931 Class A subordinate voting shares under its NCIB for approximately $1,149 million at a weighted average price of $101.73 per share. The purchased shares include 4,204,865 Class A subordinate voting shares purchased for cancellation on February 19, 2021 from Caisse de dépôt et placement du Québec for a cash consideration of $400 million, by way of private agreement. In the case of such purchase, a favourable decision was obtained from the Quebec securities regulator to exempt the Company from issuer bid requirements and it is considered within the annual aggregate limit that the Company is entitled to purchase under its current NCIB. A copy of the Company’s Notice of Intention relating to its NCIB may be obtained free of charge from CGI’s Investor Relations department. See the heading Additional Information at the end of this document.

Principal Holders of Class A Subordinate Voting Shares and Class B Shares

As at December 7, 2021, to the knowledge of the directors and executive officers of the Company, the only persons who beneficially owned, directly or indirectly, or exercised control or direction over 10% or more of CGI’s outstanding Class A subordinate voting shares or Class B shares were Mr. Serge Godin and Caisse de dépôt et placement du Québec. Their holdings are set out in the tables that follow.

As at December 7, 2021, the Company and its related subsidiaries are controlled by Mr. Serge Godin, the Founder and Executive Chairman of the Board.

Name	Shares – Class “A”		Shares – Class “B”		Total Equity
	Number	%	Number	%	Total % of Equity	Total Number of Votes	Total % of Votes
Serge Godin	336,324	0.15%			0.14%	478,906	0.10%
			25,545,706	96.60%	10.49%	255,457,060	53.05%
Total	336,324	0.15%	25,545,706	96.60%	10.63%	255,935,966	53.15%

Name	Shares – Class “A”		Total Equity
	Number	%	Total % of Equity	Total Number of Votes	Total % of Votes
Caisse de dépôt et placement du Québec	27,411,334	12.63%	11.26%	27,411,334	5.69%
			–	–	–
Total	27,411,334	12.63%	11.26%	27,411,334	5.69%

As at December 7, 2021, Mr. André Imbeau, the Founder and Advisor to the Executive Chairman of the Board, beneficially owned, directly or indirectly, or exercised control or direction over, 900,000 Class B shares.

8	2021 MANAGEMENT PROXY CIRCULAR

General Information

CGI’s Investor Relations department regularly surveys the Company’s largest institutional shareholders. The following table sets out, as at December 7, 2021, the top ten institutional holders of CGI’s Class A subordinate voting shares, based on the shareholder identification data available to the Company.

Name	Shares – Class “A”		Total Equity
	Number	%	Total % of Equity	Total Number of Votes	Total % of Votes

Caisse de dépôt et placement du Québec	27,411,334	12.63%	11.26%	27,411,334	5.69%

BlackRock Asset Management Canada Limited	11,545,000	5.32%	4.74%	11,545,000	2.40%

Fidelity Investments Canada ULC	8,878,509	4.09%	3.65%	8,878,509	1.84%

Jarislowsky Fraser, Ltd.	7,825,249	3.60%	3.21%	7,825,249	1.63%

Mawer Investment Management Ltd.	6,906,000	3.18%	2.84%	6,906,000	1.43%

The Vanguard Group, Inc.	6,795,019	3.13%	2.79%	6,795,019	1.41%

CI Global Asset Management	4,170,000	1.92%	1.71%	4,170,000	0.87%

RBC Dominion Securities, Inc.	4,081,799	1.88%	1.68%	4,081,799	0.85%

RBC Global Asset Management Inc.	4,003,091	1.84%	1.64%	4,003,091	0.83%

Fidelity Management & Research Company LLC	3,688,682	1.70%	1.51%	3,688,682	0.77%

As at December 7, 2021, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 1,679,814 Class A subordinate voting shares and 26,445,706 Class B shares representing respectively approximately 0.77% of the issued and outstanding Class A subordinate voting shares and 100% of the issued and outstanding Class B shares.

2021 MANAGEMENT PROXY CIRCULAR	9

Business to be Transacted at the Meeting

The following items of business will be presented to the shareholders at the Meeting:

1.	Presentation of the Annual Audited Consolidated Financial Statements

The Annual Audited Consolidated Financial Statements of the Company for the fiscal years ended September 30, 2021 and 2020 and the report of the auditor will be tabled at the Meeting. The Annual Audited Consolidated Financial Statements were mailed with the Notice of Meeting to shareholders who requested them. Copies of the Annual Audited Consolidated Financial Statements of the Company for the fiscal years ended September 30, 2021 and 2020 may be obtained from the Company upon request and are available on the internet at www.envisionreports.com/gib2021 or on the Canadian Securities Administrators’ website at www.sedar.com.

2.	Election of Directors

Sixteen directors are to be elected to hold office until the close of the next Annual General Meeting of Shareholders or until such director’s resignation, unless the office is earlier vacated. Each of the sixteen persons presented in this Management Proxy Circular is nominated for election as a director of the Company and each nominee has agreed to serve as a director if elected.

The persons named as proxies in the proxy form or voting instruction form, as applicable, intend to cast the votes represented by proxy at the Meeting FOR the election as directors of the sixteen persons nominated in this Management Proxy Circular unless shareholders direct otherwise.

3.	Appointment of Auditor

The Board of Directors recommends that PricewaterhouseCoopers LLP be appointed as the auditor of the Company to hold office until the next Annual General Meeting of Shareholders or until its successor is appointed. PricewaterhouseCoopers LLP was first appointed as the Company’s auditor at the Annual General and Special Meeting of Shareholders held on January 30, 2019.

The persons named as proxies in the proxy form or voting instruction form, as applicable, intend to cast the votes represented by proxy at the Meeting FOR the appointment of PricewaterhouseCoopers LLP as auditor and to vote to authorize the Audit and Risk Management Committee to fix the compensation of the auditor unless shareholders direct otherwise.

4.	Shareholder Proposals

Five shareholder proposals were submitted by the Mouvement d’éducation et de défense des actionnaires (“MÉDAC”). MÉDAC is a not-for-profit company whose registered office is located at 82 Sherbrooke Street West, Montréal, Quebec, Canada, H2X 1X3, holding 32 Class A subordinate voting shares that were acquired on February 19, 2014.

The five proposals are enclosed as Appendix C hereto, along with the responses of CGI’s Board of Directors. However, it was mutually agreed with MÉDAC not to present Shareholder Proposals Numbers Three, Four and Five for a vote at the Meeting. Consequently, only Shareholder Proposals Numbers One and Two will be presented for a vote at the Meeting.

The persons named as proxies in the proxy form or voting instruction form, as applicable, intend to cast the votes represented by proxy at the Meeting AGAINST the adoption of Shareholder Proposal Number One and Shareholder Proposal Number Two attached as Appendix C unless shareholders direct otherwise.

10	2021 MANAGEMENT PROXY CIRCULAR

Nominees for Election as Directors

The persons whose names are printed in the form of proxy intend to vote for the election as directors of the proposed nominees whose names are set forth in the following pages. Each director elected will hold office until the next Annual General Meeting of Shareholders or until such director’s resignation, unless the office is earlier vacated.

The information below lists the name of each candidate proposed by the Board of Directors, on the recommendation of the Corporate Governance Committee, for election as a director; whether the candidate has been determined by the Board of Directors to be independent of, or related to, the Company; whether the candidate complies with the Company’s share ownership guideline; the candidate’s age; the principal occupation of the candidate; the city, province or state, and country of residence of the candidate; the year when the candidate first became a director, if currently a director; the voting results for the candidate in the previous year’s election, if applicable; the standing committee memberships of the candidate; the skills the candidate brings to the Board of Directors based on the Board of Directors’ skills matrix; the number of shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised; the number of Deferred Stock Units (“DSUs”) of the Company held (see the heading Deferred Stock Units Plan and Deferred Stock Units Granted to Directors later in this document); the number of stock options of the Company held (see the heading Share Option Plan later in this document); the number of Performance Share Units (“PSUs”) of the Company held (see the heading Performance Share Unit Plans later in this document); as well as current and previous directorships.

Information relating to shares, DSUs, stock options and PSUs, if any, beneficially owned, or over which control or direction is exercised, is provided as at December 7, 2021.

Alain Bouchard Montréal, Quebec, Canada Director since: 2013 Age: 72 Independent director, complies with the share ownership guideline

Mr. Bouchard is the Founder and Executive Chairman of the Board of Alimentation Couche-Tard Inc., a position he has occupied since he ceased acting as President and Chief Executive Officer in 2014 after having served in such capacity for 35 years. Mr. Bouchard was one of the founders of Alimentation Couche-Tard Inc. in 1980 and has been instrumental in its growth. Alimentation Couche-Tard Inc. is the largest independent convenience store operator in North America in terms of number of company-operated stores and comprises a network of more than 16,000 convenience stores in Canada, the United States, Europe, and sixteen other countries and territories. Mr. Bouchard was named an Officer of the Order of Canada and an Officer of the Ordre national du Québec. He holds an honorary Doctorate degree in Consumer Sciences from Université Laval in Québec City and an honorary Doctorate degree in Management from McGill University in Montréal.

Member of the Human Resources Committee

Class A subordinate voting shares: 25,000 (*)

Deferred Stock Units: 22,747 (+)

Stock options: 21,151 (‡)

2021 votes in favour: 95.08%

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓		Global	Manufacturing, retail and distribution	✓	✓	✓	✓

2021 MANAGEMENT PROXY CIRCULAR	11

Nominees for Election as Directors

George A. Cope Toronto, Ontario, Canada Director since: 2020 Age: 60 Independent director, complies with the share ownership guideline

Mr. Cope is a corporate director. Prior to his retirement in January 2020, he was President and Chief Executive Officer of BCE Inc. and Bell Canada, a position he had held since 2008. He was recognized as Corporate Citizen of the Year in the Report on Business CEO of the Year Awards (2019), one of the Top 100 Best-Performing CEOs in the World by Harvard Business Review (2019) and as Canada’s Outstanding CEO of the Year for 2015 by the Financial Post. Under his leadership, Bell announced the Bell Let’s Talk initiative in 2010, the largest-ever corporate commitment to Canadian mental health and now one of the country’s most prominent community investment campaigns. Mr. Cope was named Ivey Business Leader of the Year in 2013 and serves on the school’s advisory board. He has been awarded honorary Doctorate degrees by his alma mater, University of Windsor and Trent University, was Chair of United Way Toronto’s record-breaking 2013 campaign, and received the Queen’s Diamond Jubilee Medal for his work on Bell Let’s Talk. Mr. Cope is Chair of the board of the Bank of Montreal, and serves as a director of its U.S. subsidiary, BMO Financial Corp. In addition, he sits on the board of directors of the Brain Canada Foundation, and was a past board member of Maple Leaf Sports & Entertainment Ltd. (MLSE). Mr. Cope was appointed a Member of the Order of Canada in 2014 and was inducted into the Canadian Business Hall of Fame in 2018. Mr. Cope is a graduate of the Ivey School of Business at Western University.

Member of the Corporate Governance Committee and Human Resources Committee

Class A subordinate voting shares: 21,540 (*)

Deferred Stock Units: 3,255 (+)

2021 votes in favour: 99.30%

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

Paule Doré Outremont, Quebec, Canada Director since: 1995 Age: 70 Independent director, complies with the share ownership guideline

Ms. Doré is a corporate director. She joined CGI in 1990 and served in a number of roles, including as Executive Vice-President and Chief Corporate Officer when she retired in 2006. Ms. Doré has served on the board of directors of other publicly listed companies, including Ault Food Limited, AXA Canada, Groupe Covitec Inc., Groupe Laperrière & Verreault Inc., Cogeco Inc. and Héroux-Devtek Inc. Ms. Doré currently serves as a director of the Institute for the Governance of Public and Private Organizations (IGOPP). Ms. Doré holds an honorary Doctorate degree in Philosophy from the Dominican University College in Ottawa.

Chair of the Corporate Governance Committee

Class A subordinate voting shares: 54,274 (*)

Deferred Stock Units: 14,249 (+)

Stock options: 625 (‡)

2021 votes in favour: 94.53%

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

12	2021 MANAGEMENT PROXY CIRCULAR

Nominees for Election as Directors

Julie Godin Westmount, Quebec, Canada Director since: 2013 Age: 46 Director related to CGI, complies with the share ownership guideline

Ms. Godin, as Co-Chair of the CGI Board of Directors, collaborates with the Board to set the strategic direction of the Company, including overseeing the development and execution of its rolling three-year strategic plan, which is updated annually. As part of this, she and the Board focus on achieving results for and maintaining equilibrium among CGI’s three stakeholders – clients, employees (whom we call members) and shareholders – to ensure each stakeholders’ long-term success. As Executive Vice-President of Strategic Planning and Corporate Development, Ms. Godin oversees the ongoing development of the CGI Management Foundation, which includes the key elements and best practices that define and guide the Company’s actions for the benefit of all three stakeholders. She also leads the strategic planning, marketing & communications and mergers & acquisitions functions. In this role, she directs the Company’s continuous improvement through structured stakeholder insights and metrics, and drives forward the successful execution of the Build and Buy Strategy, equipping leaders to bring forward CGI’s end-to-end services and merging with IT and business consulting firms that strengthen our footprint and capabilities. Before joining CGI, Ms. Godin founded Oxygen Corporate Health, a company that manages comprehensive health and wellbeing programs in the workplace, which merged with CGI. From 2017 to 2021, Ms. Godin was a member of the Board of Directors of Canadian National Railway Company, a transportation leader and the only transcontinental railroad in North America.

Co-Chair of the Board, Executive Vice-President, Strategic Planning and Corporate Development

Class A subordinate voting shares: 10,670 (*)

Stock options: 251,616 (‡)

Performance Share Units: 36,970 (§)

2021 votes in favour: 97.85%

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

2021 MANAGEMENT PROXY CIRCULAR	13

Nominees for Election as Directors

Serge Godin Westmount, Quebec, Canada Director since: 1976 Age: 72 Director related to CGI, complies with the share ownership guideline

Mr. Godin founded CGI in 1976 and he is the controlling shareholder of the Company. Today, CGI is one of the largest IT and business consulting services firms in the world. Mr. Godin led CGI as its President and Chief Executive Officer from its founding until 2006, when he became Founder and Executive Chairman of the Board.

Under his leadership, CGI has expanded through both organic growth and more than 100 acquisitions, growing from 2 employees in 1976 to 80,000 today.

Mr. Godin is an Officer of the Order of Canada and an Officer of the Ordre national du Québec. In 2008, he was inducted into the Canadian Business Hall of Fame. In 2011, he was named an Honorary Associate by the Conference Board of Canada. In 2015, he became a lifelong member of the Horatio Alger Association. Mr. Godin has been awarded several honorary doctorate degrees, including from ÉTS (École de technologie supérieure) of Montréal, York University in Toronto, Montreal’s Concordia University, HEC (University of Montréal Business School) and Québec’s Université Laval.

In January 2021, he was appointed an independent director of Alstom.

Mr. Godin has long been involved in charitable causes. In 2000, together with other members of his family, he established the Godin Family Foundation with a mission to alleviate poverty, promote education and improve the health of children and teens in need. Since its inception, the Foundation has helped more than 400 schools, hospitals and youth organizations. Mr. Godin owns a majority interest in CGI’s Class B shares and controls the Company and related subsidiaries (see the heading Principal Holders of Class A Subordinate Voting Shares and Class B Shares earlier in this document).

Founder and Executive Chairman of the Board

Class A subordinate voting shares: 336,324 (*)

Class B shares: 25,545,706 (*)

Performance Share Units: 230,597 (§)

2021 votes in favour: 97.90%

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

André Imbeau Beloeil, Quebec, Canada

Mr. Imbeau is the Founder and Advisor to the Executive Chairman of the Board of CGI. He co-founded CGI with Mr. Serge Godin in 1976 and was, until 2006, Executive Vice-President and Chief Financial Officer and, until 2016, Founder, Vice-Chairman of the Board and Corporate Secretary of the Company. Mr. Imbeau’s financial and operational expertise and deep understanding of CGI’s operations enables him to provide valuable insight to management and the Board of Directors. Mr. Imbeau was awarded an honorary Doctorate degree from Université du Québec à Chicoutimi. Mr. Imbeau holds an interest in the Company’s Class B shares (see the heading Principal Holders of Class A Subordinate Voting Shares and Class B Shares earlier in this document).

Founder and Advisor to the Executive Chairman of the Board

Class A subordinate voting shares: 30,698 (*)

Class B shares: 900,000 (*)

Stock options: 92,107 (‡)

Director since: 1976 Age: 72 Director related to CGI, complies with the share ownership guideline	2021 votes in favour: 98.27%

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

14	2021 MANAGEMENT PROXY CIRCULAR

Nominees for Election as Directors

Gilles Labbé Outremont, Quebec, Canada Director since: 2010 Age: 65 Independent director, complies with the share ownership guideline

Mr. Labbé is the Executive Chairman of the Board of Héroux-Devtek Inc., an international company specializing in the design, development, manufacture, repair, and overhaul of landing gear systems and components for the aerospace market. Prior to June 2019, Mr. Labbé had been President and Chief Executive Officer of Héroux-Devtek Inc. since the acquisition of Devtek Corporation by Héroux Inc. in 2000 and previously, he was the President and Chief Executive Officer of Héroux Inc. since 1989. Mr. Labbé holds a Bachelor of Business Administration degree from Université de Montréal and is a Fellow Chartered Professional Accountant (FCPA, FCA).

Chair of the Audit and Risk Management Committee

Class A subordinate voting shares: 931 (*)

Deferred Stock Units: 31,930 (+)

Stock options: 30,799 (‡)

2021 votes in favour: 99.46%

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓	✓	Global	Manufacturing, retail and distribution	✓	✓	✓	✓

Michael B. Pedersen Toronto, Ontario, Canada Director since: 2017 Age: 61 Independent director, complies with the share ownership guideline

Mr. Pedersen is a corporate director. Prior to his retirement in June 2018, he was Special Advisor to the Chief Executive Officer of The Toronto-Dominion Bank since June 2017 and Group Head, U.S. Banking of The Toronto-Dominion Bank as well as President and Chief Executive Officer and a director of TD Bank US Holding Company, TD Bank, N.A. and TD Bank USA, N.A. from 2013 to 2017, where he was responsible for leading the bank’s retail and commercial banking operations in the United States. Prior to joining TD Bank Group in 2007, Mr. Pedersen worked at Barclays plc in the United Kingdom where he was responsible for three global businesses and prior to that he worked at CIBC where he held senior executive roles in retail and business banking. Mr. Pedersen served as Chairman of the Canadian Bankers Association and currently serves as a director of SNC-Lavalin, as Chairman of the board of directors of the Business Development Bank of Canada and as Chair of the National Board of Directors of the Nature Conservancy of Canada. Mr. Pedersen holds a Bachelor of Commerce degree from University of British Columbia and a Master’s degree in Industrial Relations from University of Toronto.

Member of the Audit and Risk Management Committee

Class A subordinate voting shares: 24,350 (*)

Deferred Stock Units: 10,131 (+)

2021 votes in favour: 99.62%

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓		Global	Financial services	✓	✓	✓	✓

2021 MANAGEMENT PROXY CIRCULAR	15

Nominees for Election as Directors

Stephen S. Poloz Orleans, Ontario, Canada Director since: 2020 Age: 66 Independent director, complies with the share ownership guideline

Mr. Poloz is a corporate director. A widely-recognized economist with nearly 40 years of experience in financial markets, forecasting and economic policy, Stephen S. Poloz served a seven-year term as the Governor of the Bank of Canada, starting in 2013. As Governor, he served as Chairman of the Bank’s board of directors. He was a director of the Bank for International Settlements (BIS) and the Canada Deposit Insurance Corporation. He was also Chair of the BIS Audit Committee and former Chair of the Consultative Council for the Americas. Previously, Mr. Poloz was President and CEO of Export Development Canada, a major public sector financial intermediary providing various forms of insurance and lending to facilitate international business on behalf of Canadian companies. Mr. Poloz currently serves as a director of Enbridge Inc.

Member of the Audit and Risk Management Committee

Deferred Stock Units: 1,252 (+)

2021 votes in favour: 99.69%

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓		Global	Financial services	✓	✓	✓	✓

Mary Powell Vermont, United States Director since: 2020 Age: 61 Independent director, complies with the share ownership guideline

Ms. Powell is a corporate director. She currently serves as Chief Executive Officer of Sunrun Inc., the largest residential-solar company in the U.S. Recognized as an energy transformation visionary, Mary G. Powell has served as President and Chief Executive Officer for Green Mountain Power Corporation (GMP) in the state of Vermont from 2008 through 2019. She led GMP’s ambitious energy transformation program to provide low carbon, low cost and reliable power to Vermont citizens. Ms. Powell has received various accolades, including the prestigious Rachel Carson Award in 2018, which honors distinguished female leaders influencing the environment. Ms. Powell served as Chair of The Solar Foundation and director of the Rocky Mountain Institute. She has extensive experience as a board member, and board chair, and currently serves on the boards of Sunrun, Inc. and Energir.

Member of the Corporate Governance Committee and Human Resources Committee

Deferred Stock Units: 750 (+)

2021 votes in favour: 99.63%

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓		Global	Communications & Utilities	✓	✓	✓	✓

16	2021 MANAGEMENT PROXY CIRCULAR

Nominees for Election as Directors

Alison C. Reed London, United Kingdom Director since: 2018 Age: 64 Independent director, complies with the share ownership guideline

Ms. Reed is a corporate director. She previously held senior management roles at Marks and Spencer plc where she spent more than 20 years, including as Chief Financial Officer from 2001 to 2005, and at Standard Life Assurance Company and Standard Life plc, where she served as Chief Financial Officer from 2005 to 2006 and led the company’s listing on the London Stock Exchange. Ms. Reed has served on the board of directors of several companies, including Darty plc and HSBC Bank plc. She currently serves as Deputy Chairman of British Airways plc, as a director of NewDay Ltd and as a Member of Council of Exeter University. Ms. Reed holds a Bachelor of Arts degree from Exeter University and is a Chartered Accountant (ACA).

Member of the Audit and Risk Management Committee

Class A subordinate voting shares: 3,000 (*)

2021 votes in favour: 99.62%

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓		Global	Multiple vertical markets	✓	✓	✓	✓

Michael E. Roach Montréal, Quebec, Canada Director since: 2006 Age: 69 Independent director, complies with the share ownership guideline

Mr. Roach is a corporate director. Retired President and Chief Executive Officer of CGI (2006-2016) and President and Chief Operating Officer (2002-2006), he joined CGI in a senior management position in 1998, from a major telecommunications company. Mr. Roach was named CEO of the Year 2013 by the Québec-based business journal Les Affaires and Most Innovative CEO of the Year 2014 by Canadian Business magazine. He currently serves on the board of directors of CAE Inc. and is a member of the National Advisory Board for Canada’s Outstanding CEO of the Year. He is the former Chair of Interac Inc. Mr. Roach holds a Bachelor of Arts in Economics and Political Science, as well as an Honorary Doctorate in Business Administration from Laurentian University in Sudbury, Ontario.

Member of the Board of Directors

Class A subordinate voting shares: 951,335 (*)

Deferred Stock Units: 6,058 (+)

2021 votes in favour: 98.47%

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

2021 MANAGEMENT PROXY CIRCULAR	17

Nominees for Election as Directors

George D. Schindler Fairfax, Virginia, United States Director since: 2016 Age: 58 Director related to CGI, complies with the share ownership guideline

Mr. Schindler is the President and Chief Executive Officer of CGI. He joined the Company through its acquisition of American Management Systems, Inc. in 2004 and has since then held numerous leadership roles, including leading the strategy and growth of CGI’s end-to-end services and solutions for commercial and government clients in the United States and Canada. Prior to his appointment as President and Chief Executive Officer in 2016, Mr. Schindler served as President and Chief Operating Officer of CGI since 2015 and as President, United States and Canada Operations since 2011. A recognized industry leader, Mr. Schindler has twice been named a Top 100 Leader by Federal Computer Week. He holds a Bachelor of Science degree in Computer Science from Purdue University.

President and Chief Executive Officer

Class A subordinate voting shares: 48,792 (*)

Stock options: 1,094,339 (‡)

Performance Share Units: 211,331 (§)

2021 votes in favour: 99.54%

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

Kathy N. Waller Atlanta, Georgia, United States Director since: 2018 Age: 63 Independent director, complies with the share ownership guideline

Ms. Waller is a corporate director. She served as the Executive Vice President, Chief Financial Officer and President, Enabling Services of The Coca-Cola Company until March 2019 where she was responsible for leading the company’s global finance organization. Ms. Waller joined The Coca-Cola Company in 1987 as a senior accountant and held numerous accounting and finance roles. She was Vice President, Controller from August 2009 to September 2013 and Senior Vice President, Finance from September 2013 to April 2014, prior to becoming Executive Vice President and Chief Financial Officer. She assumed responsibility for the company’s strategic governance areas as Executive Vice President, Chief Financial Officer and President Enabling Services from May 2017 to March 2019. Ms. Waller currently serves on the board of directors of Beyond Meat, Inc., Delta Air Lines, Inc. and Cadence Bancorporation. Previously she served on the board of directors of Coca-Cola FEMSA, S.A.B. de C.V and Monster Beverage Corporation. She holds a Bachelor of Arts degree and a Master’s degree in Business Administration from the University of Rochester and is a Certified Public Accountant (CPA, CGMA).

Member of the Audit and Risk Management Committee

Deferred Stock Units: 4,901 (+)

2021 votes in favour: 99.54%

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓	✓	Global	Manufacturing, retail and distribution	✓	✓	✓	✓

18	2021 MANAGEMENT PROXY CIRCULAR

Nominees for Election as Directors

Joakim Westh Stockholm, Sweden Director since: 2013 Age: 60 Independent director, complies with the share ownership guideline

Mr. Westh is a corporate director. He served as Senior Vice-President of LM Ericsson AB until 2009 where he was responsible for strategy, operations and sourcing. Mr. Westh is well-known as a leading expert in the fields of technology and management, particularly in Scandinavia. He served on the board of directors of other publicly listed issuers, including Arcam AB. He currently serves as a director of Saab AB, Swedish Match AB and Absolent Group AB. Mr. Westh holds Master’s degrees in Science from the Royal Institute of Technology and the Massachusetts Institute of Technology.

Chair of the Human Resources Committee

Class A subordinate voting shares: 15,000 (*)

2021 votes in favour: 98.65%

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

2021 MANAGEMENT PROXY CIRCULAR	19

Nominees for Election as Directors

Frank Witter Braunschweig, Germany Director since: 2021 Age: 62 Independent director, complies with the share ownership guideline

Frank Witter is a corporate director. A longtime executive with Volkswagen, Mr. Witter became Chief Executive Officer of Volkswagen Financial Services AG in September 2008, serving in that role until September 2015 when he became Chief Financial Officer for Volkswagen Group – a role from which he retired in 2021. With the responsibility for both finance and information technology, he also served as a member of Volkswagen Group’s Board of Management from October 2015 to March 2021.

Mr. Witter joined the Volkswagen Group in 1992, overseeing the capital markets section of the company’s Group Treasury unit until 1998. He subsequently became Treasurer at Volkswagen of America and Volkswagen Canada. In 2001, Mr. Witter left Volkswagen to serve as Corporate Treasurer at SAirGroup in Zurich, Switzerland, returning to Volkswagen in 2002. From 2002 to 2005, Mr. Witter served as CFO of Volkswagen of America and Volkswagen Canada. At the beginning of 2005, he assumed the combined role of CEO and CFO for both subsidiaries. From October 2007 to September 2008, Mr. Witter was President and CFO of VW Credit, Inc. During this time, he also served as Regional Manager for the American markets of Volkswagen Financial Services AG.

In May 2021, Mr. Witter became a member of the Supervisory Board of Deutsche Bank AG. He holds a business degree from the University of Hanover in Germany and lives in Braunschweig, Germany.

Member of the Audit and Risk Management Committee

Deferred Stock Units: 303 (+)

New candidate for election as director

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓		Global	Manufacturing, retail and distribution	✓	✓	✓	✓

(*)	Number of shares beneficially owned, controlled or directed, directly or indirectly.
(+)	For more information concerning DSUs, please refer to the heading Compensation of Directors later in this document.
(‡)	For more information concerning stock options, please refer to the headings Share Option Plan and Compensation of Directors later in this document.
(§)

The number of PSUs includes PSUs that were awarded at the beginning of fiscal 2022 to Ms. Godin and Messrs. Godin and Schindler as part of their target compensation for fiscal 2022, but which have not yet become eligible to vest and remain subject to the achievement of performance conditions, which will be determined at end of fiscal 2022. For more information concerning PSUs, please refer to the heading Performance Share Unit Plans later in this document.

20	2021 MANAGEMENT PROXY CIRCULAR

Report of the Human Resources Committee

Executive Compensation Discussion and Analysis

Executive Compensation Process for the 2021 Fiscal Year

CGI’s executive compensation policy emphasizes incentive compensation linked to the success of the Company to ensure that the financial interests of the Company’s executives are closely aligned with those of shareholders. CGI measures business success on the basis of profit and growth as well as the satisfaction of clients and employees, whom we call members.

CGI’s compensation policy is rooted in its fundamental belief that a company with an inspiring dream, uncompromising integrity, a caring human resources philosophy and solid values is better able to attract and respond to the profound aspirations of high-caliber, competent people. These individuals in turn will deliver high-quality services, in keeping with the Company’s profitability objectives. The growth and profitability generated as a result will allow CGI to continue to offer its shareholders value for their investment.

This belief drives the Company’s compensation programs, which are designed to attract and retain the key talent CGI needs to remain competitive in a challenging market and achieve continued and profitable growth for its shareholders.

As per CGI’s compensation policy, the principles used to determine the compensation of the named executive officers (the President and Chief Executive Officer, the Executive Vice-President and Chief Financial Officer and the three other most highly compensated executive officers of the Company, hereafter referred to as the “Named Executive Officers”) are also applied to all management team members, taking into account the results of their respective business units. In the case of CGI’s senior executives, there is an added emphasis on closely aligning executives’ financial interests with those of shareholders through incentive compensation.

The sections below outline the main features of CGI’s executive compensation policy and programs.

The Human Resources Committee of the Board of Directors

The Committee reviews management’s proposals and makes recommendations to the Board of Directors of the Company in relation to the compensation of certain senior executives, including the entitlements under short and long-term incentive and benefit plans and the corporate objectives that the Founder and Executive Chairman of the Board, the President and Chief Executive Officer and other senior executives are responsible for achieving. Similarly, the Committee is responsible for approving and making recommendations in relation to the compensation of the Company’s outside directors and succession plans for senior executives.

The Committee is composed of Messrs. Joakim Westh, Chair of the Committee, Alain Bouchard, George A. Cope, Timothy J. Hearn, Lead Director, and Ms. Mary G. Powell, all of whom are independent directors. The Committee held four regular meetings in fiscal 2021. Mr. Westh’s role and responsibilities as Chair of the Committee are described later in this document in the report of the Corporate Governance Committee under the heading Role and Responsibilities of the Lead Director and Standing Committee Chairs. The members of the Committee have significant experience in matters relating to human resources management and executive compensation, which they have acquired in their role as senior executives or as members of the Human Resources Committee of other publicly listed issuers. Mr. Westh was Senior Vice-President of LM Ericsson AB, Mr. Bouchard was President and Chief Executive Officer and is now Founder and Executive Chairman of the board of directors of Alimentation Couche-Tard Inc., Mr. Hearn was Chairman and Chief Executive Officer of Imperial Oil Limited and Chair of the Human Resources and Compensation Committee of ARC Resources Ltd, Mr. Cope was President and Chief Executive Officer of BCE Inc. and Bell Canada and Ms. Powell was President and Chief Executive Officer of Green Mountain Power Corporation and now serves as Chief Executive Officer of Sunrun Inc.

Mr. Hearn has decided that he will not seek reelection at the Meeting and, as a result, his term as a director, the Lead Director and as a member of each of the Human Resources Committee and of the Corporate Governance Committee will come to an end at the time of the Meeting.

The role and responsibilities of the Committee are contained in the Committee’s charter, which is incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of the Board of

2021 MANAGEMENT PROXY CIRCULAR	21

Report of the Human Resources Committee

Directors later in this document). The Committee’s charter is available on CGI’s website at www.cgi.com. The role and responsibilities of the Committee include:

•

Advising the Board of Directors on human resources planning, compensation of members of the Board of Directors, executive officers and other members, short and long-term incentive plans, benefit plans, and executive officer appointments;

•	Reviewing and advising the Board of Directors on management’s succession plans for executive officers, with special emphasis on the President and Chief Executive Officer succession;

•

Reviewing and advising the Board of Directors on CGI’s compensation philosophy and policies, including the compensation strategy and compensation policies for the executive officer level as proposed by the Founder and Executive Chairman of the Board, the Co-Chair of the Board and the President and Chief Executive Officer;

•

Making recommendations to the Board of Directors for the appointment of the President and Chief Executive Officer and other executive officers, while considering and promoting the diversity of the executive team’s background, including in terms of gender, ethnicity, age and experience, and the corporate objectives which the executive officers are responsible for meeting. As the controlling shareholder, Mr. Serge Godin is the Founder and Executive Chairman of the Board;

•	Monitoring the performance of the President and Chief Executive Officer and providing advice and counsel in the execution of his duties;

•

Reviewing and advising the Board of Directors on CGI’s overall compensation plan including the adequacy and form of compensation realistically reflecting the responsibilities and risks of the position for the Founder and Executive Chairman of the Board and for the President and Chief Executive Officer of the Company and, in that regard, considering appropriate information;

•

Reviewing and advising the Board of Directors on the compensation of executive officers, annual adjustment to executive salaries, and the design and administration of short and long-term incentive plans, benefits and perquisites as proposed by the Founder and Executive Chairman of the Board and the President and Chief Executive Officer;

•	Reviewing and advising the Board of Directors on any exceptional terms of senior executive’s employment and termination arrangements;

•	Making recommendations on the adoption of new, or significant modifications to, pay and benefit plans;

•	Recommending the appointment of new officers as appropriate while considering and promoting the diversity of the executive team’s background, including gender, ethnicity, age and experience;

•	Reviewing and advising the Board of Directors on significant organizational changes;

•	Reviewing and approving the Committee’s executive compensation report to be contained in the Company’s annual Management Proxy Circular;

•	Reviewing and advising the Board of Directors on management development programs for the Company;

•	Reviewing and advising the Board of Directors on special employment contracts or arrangements with officers of the Company, including any contracts relating to change of control, if any; and

•

Reviewing and advising the Board of Directors on the compensation of the members of the Board of Directors and its committees, including the adequacy and form of compensation realistically reflecting the responsibilities and risks of the positions, and recommending changes where applicable.

The Committee also performs such other duties from time to time as assigned by the Board of Directors.

The Committee reports to the Board of Directors on its proceedings, the reviews it undertakes, and its recommendations.

In executing its mandate for fiscal 2021, the Committee retained the services of Willis Towers Watson, the Company’s external human resources consultant. Willis Towers Watson was first retained to provide consulting services in 1995. The services provided by Willis Towers Watson to the Committee include:

•	Providing the Committee with information on market trends and good practices on executive and director compensation;

22	2021 MANAGEMENT PROXY CIRCULAR

Report of the Human Resources Committee

•

Developing recommendations on the composition of the comparator groups of companies used as the basis for determining the compensation of the directors, the Founder and Executive Chairman of the Board, the President and Chief Executive Officer and other senior executives of the Company;

•

Conducting market research and providing the Committee with data and analysis on compensation practices of companies in comparator groups to allow the Company to align its compensation policy with the market as it applies to the directors, the Founder and Executive Chairman of the Board, the President and Chief Executive Officer and other senior executives; and

•	Reviewing the design of the annual and long-term incentive plans and providing data and analysis on comparator group company practices in this area.

To ensure the quality of services provided to the Committee by external human resources consultants, as well as their independence, the Committee has established the following processes as part of its annual work plan:

•

Once a year or as required, external consultants that may be retained by the Committee provide to the Committee a statement of the services that may be provided to the Committee at its request and those may be provided at the request of management for the purpose of enabling the Committee to pre-approve all services that may be provided by such external consultants;

•

The Committee may request from each external consultant information concerning the consultant’s organizational structure and employees who provide services to the Committee so that the Committee may agree with the external consultant on measures to address any real or perceived conflicts of interest that may arise from the services provided by the external consultant to the Company at the request of management; and

•	The Committee reviews the external consultant independence policy annually to ensure that it continues to meet the Committee’s requirements.

Executive Compensation Related Fees

The fees of Willis Tower Watson, CGI’s external human resources consultant, for services rendered during the fiscal years ended September 30, 2021 and 2020 are detailed below:

Service retained	Fess billed
	2021	2020
Advice in relation to executive compensation and the compensation of directors(a)	$131,000	$45,000

All other fees(b)	$278,500	$250,000

Total fees billed	$406,500	$295,000

(a)	All fees billed by the human resources consultant for the years ended September 30, 2021 and 2020 were related to annually recurring work for the Committee.
(b)	The other fees billed by the human resources consultant for the years ended September 30, 2021 and 2020 were mainly in relation to pension and investment matters.

Composition of Comparator Groups

To determine appropriate compensation levels, the Named Executive Officers’ positions are compared with similar positions within a comparator group made up of leading companies in a number of industries. These companies include information technology consulting firms and companies similar to CGI in terms of size, and operational and managerial complexity. With 85.5% of its 2021 revenues generated outside Canada and constant international expansion, CGI must offer competitive compensation in each of the challenging markets in which it operates in order to recruit and retain high-performing executives. All of the Company’s major competitors are based either in the U.S., Europe or in the Asia Pacific region and they compete against CGI both in Canada and internationally. In response to this market reality, for the year ended September 30, 2021, the compensation of Named Executive Officers based in the U.S. and Canada is compared to market information from competitors based in the U.S. and Canada, while the compensation of Named Executive Officers based in France is compared to market information from competitors based in France. The Committee reviews the composition of the comparator groups annually and no changes were made to the comparator groups in fiscal 2021.

The selection criteria used to determine the companies included in the comparator groups are the following:

•	Autonomous and publicly-traded companies;

2021 MANAGEMENT PROXY CIRCULAR	23

Report of the Human Resources Committee

•	Large number of professionals;

•	Growing companies;

•	High-end IT and business consulting, systems integration, outsourcing services and intellectual property solution providers;

•	International scope;

•	Companies for which IT is very strategic; and

•	Participation in the data bank for the relevant countries maintained by Willis Towers Watson, the Company’s external human resources consultant.

Each company in the following table meets one or more of the foregoing criteria.

U.S. and Canada Comparator Group: Executives from 13 companies

Accenture plc Automatic Data Processing, Inc. Booz Allen Hamilton Holding Corporation CACI International Inc. Capgemini S.E. Cognizant Technology Solutions Corporation Conduent Incorporated	DXC Technology Company Experian plc Fidelity National Information Services Inc. Fiserv, Inc. Leidos Holdings, Inc. Science Application International Corporation

France Comparator Group: Executives from 11 companies

Accenture plc Agilent Technologies, Inc. Atos S.E. Cap Gemini S.E. Cognizant Technology Solutions Corporation DXC Technology Company	International Business Machines Corporation Indra Sistemas SA Sopra Steria Group SA Tieto OYJ Unisys Corporation

The foregoing comparator groups were used to determine the compensation of the Named Executive Officers for the fiscal year ended September 30, 2021.

Executive Compensation Components

CGI’s total executive compensation is made up of five components: base salary, short-term incentive, long-term incentive, benefits and perquisites. In keeping with the Company’s values, incentive compensation and share ownership are emphasized to ensure that executives’ interests are aligned with CGI’s profitability and growth objectives, which in turn results in increased value for all shareholders under normal market conditions. CGI’s Named Executive Officers do not participate in any defined benefit pension plans.

Component	Description	Policy Alignment with Comparator Groups
Base Salary	Annual base salary based on each executive’s responsibilities, competencies and contribution to the Company’s success.	Aligned with median base salary offered in the comparator group.
Short-Term Incentive	Annual payout based on the achievement of performance objectives in accordance with the Profit Participation Plan.	Aligned with median short-term incentives of the comparator group when performance objectives are met.
Long-Term Incentive	Grants under the Share Option Plan and/or awards under the Performance Share Unit Plans, as applicable in each case, based on achievement of performance objectives.	Aligned with median total compensation of the comparator group when business objectives are met, or above the median to recognize an executive’s exceptional performance.
Benefits	Group benefits and employer contributions under CGI’s Share Purchase Plan.	Aligned with median benefits of the comparator group.
Perquisites	Principal perquisites include company car and related expenses, relocation costs and medical exams.	Aligned with median perquisites of the comparator group.

24	2021 MANAGEMENT PROXY CIRCULAR

Report of the Human Resources Committee

Total compensation is aligned with the comparator groups by taking into account the number of years of experience in the role, aligned over time with the median of the total compensation of the comparator group when business objectives are met, while exceptionally allowing for compensation above the median as necessary to recognize an executive’s exceptional and sustained contribution to the Company’s success.

The following table shows for each Named Executive Officer the compensation components as a percentage of their total compensation, at target levels, for the year ended September 30, 2021:

Name and title as at September 30, 2021	Base Salary	Short-Term Incentive	Long-Term Incentive	Benefits and Perquisites
Serge Godin Founder and Executive Chairman of the Board	10.17%	20.35%	69.20%	0.28%

George D. Schindler President and Chief Executive Officer	12.61%	25.21%	61.56%	0.62%

François Boulanger Executive Vice-President and Chief Financial Officer	19.94%	21.94%	55.85%	2.27%

Jean-Michel Baticle President and Chief Operating Officer	27.76%	27.76%	44.11%	0.37%

Timothy J. Hurlebaus President, United States Operations, Commercial and State Government	30.10%	19.56%	48.36%	1.98%

The Founder and Executive Chairman of the Board, the Co-Chair of the Board, the President and Chief Executive Officer and the Chief Financial Officer may from time to time exercise their discretion to recommend to the Committee and the Board of Directors that incentive compensation under the Profit Participation Plan, and the performance-based vesting of stock options under the Share Option Plan for Employees, Officers and Directors of CGI Inc. and its Subsidiaries (the “Share Option Plan”) and of PSUs under the Performance Share Unit Plan for Designated Leaders of CGI Inc. and its Subsidiaries (the “2017 PSU Plan” and collectively with the 2014 Performance Share Unit Plan for Designated Participants of CGI Inc., the “PSU Plans”), as applicable, be adjusted in order to ensure that actual profit participation, vested stock options and vested PSUs are equitable and balance the interests of each of the Company’s stakeholders based on the overall performance of the Company and exceptional market conditions.

Base Salary

The base salaries paid to Named Executive Officers are reviewed every year based on each executive’s scope of responsibilities, competencies and contribution to the Company’s success. The objective of CGI’s compensation policy for base salaries is to align them over time with the median base salary in the relevant comparator group, taking into account the number of years of experience in the role, while allowing for compensation to rise above the median in recognition of a particular executive’s exceptional and sustained contribution to the Company’s success. As part of the methodology used for fiscal 2021, the positions of Named Executive Officers were compared with generic executive positions in the compensation databases for the relevant countries maintained by Willis Towers Watson, the Company’s external human resources consultant. When differences in the level and scope of responsibilities for the comparable generic executive position are observed, the value of the generic position is adjusted to ensure that there is an appropriate basis for comparison.

As part of the measures taken to mitigate the financial impact of COVID-19, Mr. Serge Godin, Founder and Executive Chairman of the Board, agreed to forego 100% of his base salary for the period of time from March 30, 2020 to December 31, 2020. In support of these measures, the outside directors of the Company also agreed to forego a significant portion of their compensation for the period of time from March 30, 2020 to December 31, 2020. For more information concerning the outside directors’ compensation reductions, please refer to the heading Board of Directors and Standing Committee Fees later in this document.

Short-Term Incentive Plan – Profit Participation Plan

The Named Executive Officers participate in the Profit Participation Plan, a short-term incentive plan that pays an annual cash payout based on achievement of performance objectives as approved at the beginning of the fiscal year by the Board of Directors on the recommendation of the Committee. The Profit Participation Plan is designed to provide CGI’s management and members with an incentive to increase the profitability and growth of the Company.

2021 MANAGEMENT PROXY CIRCULAR	25

Report of the Human Resources Committee

Individual payouts are based on the executive’s profit participation target under the Profit Participation Plan and the achievement of performance objectives. The profit participation target varies as a percentage of base salary depending on the executive’s position and is adjusted in accordance with the performance factors that are directly linked to the level of achievement of the performance objectives set out in the Company’s annual budget and strategic plan. The Profit Participation Plan provides that the Founder and Executive Chairman of the Board, the Co-Chair of the Board, the President and Chief Executive Officer or the Chief Financial Officer may recommend to the Committee and to the Board of Directors to modify payment amounts or propose revised targets based on the overall performance of the Company, the individual’s performance, exceptional market conditions and other factors.

Executive profit participation targets are reviewed annually to ensure they remain aligned with the Company’s compensation policy and continue to be competitive with CGI’s applicable comparator group.

Performance Factors

The performance factors used to adjust each Named Executive Officer’s profit participation target in fiscal 2021 were based on two separate measures: profitability and growth. The achievement of profitability and growth objectives determines the performance factors that are applied to calculate the annual payout under the Profit Participation Plan. Such adjustment may result in a reduction or an increase in the annual payout. In the latter case, the payout may not exceed two times the target. The relative performance of the companies in CGI’s comparator group is not a factor in determining the annual payout being paid under the Profit Participation Plan.

The profitability performance factor is based on the degree of achievement of the net earnings excluding specific items margin. The growth performance factor is based on the achievement of constant currency revenue growth. Both factors are approved by the Board of Directors as part of the Company’s annual budget and strategic plan approval.

Only items that are the result of actual management operation activities are taken into account in the calculation of performance factors for compensation purposes. The performance factors are prorated between target levels.

The profitability performance factor and growth performance factor are established by determining the actual level of achievement of the budgeted profitability and growth objectives which correspond to a pre-determined numerical performance factor.

Profitability		Growth
Net earnings excluding specific items margin(a)	Profitability Performance Factor	Constant currency revenue(a)	Growth Performance Factor

Budgeted margin objectives on a scale of five levels	0 0.25 0.50 1.00 1.25	Budgeted revenue objectives on a scale of five levels	0 2.00 3.00 3.50 4.00

(a)

Net earnings excluding specific items is a non-generally accepted accounting principle (“non-GAAP”) measure of net earnings, excluding acquisition and integration related costs, restructuring costs and tax adjustments. Constant currency revenue is a non-GAAP measure of revenue excluding currency conversion effects. Management believes these measures are useful for executive compensation purposes as they best reflect the Company’s performance and allow for better comparability from period to period. These measures do not have any standardized meaning under International Financial Reporting Standards (“IFRS”) and may not be comparable to similar measures used by other companies. A reconciliation of the net earnings excluding specific items to its closest IFRS measure and a reconciliation of constant currency revenue to its closest IFRS measure can be found on page 29 of the Company’s Management’s Discussion and Analysis for the years ended September 30, 2021 and 2020, which is available on the Canadian Securities Administrators’ website at www.sedar.com.

Once the profitability performance factor and the growth performance factor are established, the following formula is used to determine the payout under the Profit Participation Plan:

26	2021 MANAGEMENT PROXY CIRCULAR

Report of the Human Resources Committee

The effect of the formula is to place importance on achieving both the growth and the profitability objectives. If the minimum threshold for either profitability or growth is not met, there is no annual payout under the Profit Participation Plan.

The profit participation targets of the Founder and Executive Chairman of the Board, the President and Chief Executive Officer, the Executive Vice-President and Chief Financial Officer and the President and Chief Operating Officer were based on the formula above as it pertains solely to the overall Company performance. In the case of the Named Executive Officer who is a President of an operating segment of the Company, also referred to as a Strategic Business Unit, half of his profit participation target was based on the formula above as it pertains to the performance of the Company, while the other half was determined based on the performance of the Strategic Business Unit for which they are responsible using the same performance measures and certain quality metrics (including client and member satisfaction).

CGI does not disclose specific profitability and growth objectives because it considers that the information would place it at a significant competitive disadvantage if the objectives became known. Disclosing the specific performance objectives that are set as part of the Company’s annual budget and strategic planning process would expose CGI to serious prejudice and negatively impact its competitive advantage. For example, to the extent that the Company’s performance objectives became known, its ability to negotiate accretive business agreements could be significantly impaired, putting incremental pressure on its profit margins. In addition, CGI believes that disclosing performance objectives would be inconsistent with CGI’s policy of not providing guidance to the market and limiting the disclosure of forward-looking information.

For fiscal 2021, the profit participation targets and payouts received by the Named Executive Officers under the Profit Participation Plan are as follows:

Name and title as at September 30, 2021	Annual profit participation target	Annual profit participation payout
Serge Godin Founder and Executive Chairman of the Board	$2,750,000	$2,997,500

George D. Schindler(a) President and Chief Executive Officer	$3,200,000	$3,392,850

François Boulanger Executive Vice-President and Chief Financial Officer	$863,500	$941,215

Jean-Michel Baticle(b) President and Chief Operating Officer	$906,600	$988,194

Timothy J. Hurlebaus(a) President, United States Operations, Commercial and State Government	$493,077	$546,822

(a)

Messrs. Schindler and Hurlebaus are paid in U.S. dollars. The amounts shown are in Canadian dollars converted on the basis of the average exchange rate used in the Company’s Annual Audited Consolidated Financial Statements which was CAD1.2643 for each U.S. dollar in fiscal 2021. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 18 of the Management’s Discussion and Analysis for the years ended September 30, 2021 and 2020.

(b)

Mr. Baticle is paid in euros. The amounts shown are in Canadian dollars converted on the basis of the average exchange rate used in the Company’s Annual Audited Consolidated Financial Statements which was CAD1.5110 for each euro in fiscal 2021. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 18 of the Management’s Discussion and Analysis for the fiscal years ended September 30, 2021 and 2020.

Long-Term Incentive Plans

CGI’s long-term incentive plans are designed to ensure that executives’ interests are closely aligned with those of all shareholders and include the Share Option Plan and the PSU Plans. In line with practices among certain of the Company’s comparator groups, the Company’s current compensation practice is to grant, on a case by case basis, PSUs awarded under the 2017 PSU Plan as the long-term incentive component of certain of its senior executives’ compensation. As a result, for fiscal 2021, Named Executive Officers’ target long-term incentive compensation was composed solely of PSUs awarded under the 2017 PSU Plan.

Share Option Plan

The Share Option Plan is designed to ensure that executives’ interests are closely aligned with those of all shareholders. The Company’s practice is to apply performance vesting conditions for all stock options granted under the Share Option

2021 MANAGEMENT PROXY CIRCULAR	27

Report of the Human Resources Committee

Plan. The percentage of stock options that become eligible to vest is based on the degree of achievement of profitability and growth objectives determined following the completion of the fiscal year and subject to adjustment in accordance with the Share Option Plan. Stock options that do not become eligible to vest are forfeited and cancelled.

Stock options that have become eligible to vest then typically vest on a time basis as follows: one-quarter when the fiscal year results are approved, one quarter on the second anniversary of the grant, one-quarter on the third anniversary of the grant, and the final quarter on the fourth anniversary of the grant. For fiscal 2021, Named Executive Officers’ target long-term incentive compensation did not include any awards under the Share Option Plan.

See the heading Key Features of CGI’s Long-Term Incentive Plans later in this document for a summary of the features of the Share Option Plan.

Performance Share Unit Plans

Each PSU entitles the holder to receive one Class A subordinate voting share subject to the achievement of performance and time vesting conditions and to the terms and conditions set out in the PSU Plans. Unlike Class A subordinate voting shares issued in connection with the exercise of stock options under the Share Option Plan, which are issued from treasury, the PSUs are settled with Class A subordinate voting shares purchased in the open market by the plan trustees with funds provided by CGI.

PSUs have performance conditions that are determined by the Board of Directors at the time of each grant. CGI’s annual long-term incentive awards of PSUs are made at the beginning of the fiscal year. The percentage of PSUs that become eligible to vest is based on the degree of achievement of profitability and growth objectives determined following the completion of the fiscal year and subject to adjustment in accordance with the PSU Plans. Both objectives are approved by the Board of Directors concurrently with the Company’s annual budget and strategic plan approval.

PSUs that become eligible to vest then vest on a time basis. PSUs that do not become eligible to vest under the PSU Plans are forfeited and cancelled.

See the heading Key Features of CGI’s Long-Term Incentive Plans later in this document for a summary of the features of the PSU Plans.

Award Date Fair Value

The accounting fair value of the PSUs was determined in accordance with IFRS 2 as the market value of the underlying Class A subordinate voting shares on the award date. The stock-based compensation cost related to PSUs recorded in costs of services, selling and administrative expenses takes into account the actual result of the performance-based vesting and amortizes the resulting net PSU value over the four-year vesting period. Since fiscal 2018, the Company has used the accounting fair value of the PSUs as the award date fair value for compensation purposes in order to align the earned compensation with performance results.

Performance Factors and Vesting Conditions

The performance factors used to determine the number of stock options or PSUs that will vest under CGI’s long-term incentive plans are based on two separate measures: profitability and growth. The achievement of profitability and growth objectives determines the performance factors that are applied to calculate the number of PSUs or stock options that vest under CGI’s long-term incentive plans. The total percentage of PSUs or stock options eligible to vest is capped at 100%.

The profitability performance factor is based on the degree of achievement of the net earnings excluding specific items margin. The growth performance factor is based on the degree of achievement of constant currency revenue growth. Both factors are approved by the Board of Directors concurrently with the Company’s annual budget and strategic plan approval. If the minimum threshold for profitability is not met, no PSUs or stock options become eligible to vest under the long-term incentive plans. The relative performance of the companies in CGI’s comparator groups is not a factor in determining the number of PSUs or stock options that will vest under CGI’s long-term incentive plans.

Only items that are the result of actual management operation activities are taken into account in the calculation of vesting conditions for compensation purposes. The performance factors are prorated between target levels.

28	2021 MANAGEMENT PROXY CIRCULAR

Report of the Human Resources Committee

The profitability performance factor and growth performance factor are established by determining the actual level of achievement of the budgeted profitability and growth objectives which correspond to a pre-determined numerical performance factor.

Profitability		Growth
Net earnings excluding specific items margin(a)	Profitability Performance Factor	Constant currency revenue(a)	Growth Performance Factor

Budgeted margin objectives on a scale of five levels	0 0.25 0.50 1.00 1.25	Budgeted revenue objectives on a scale of five levels	0 0.25 0.75 1.00 1.25

(a)

Net earnings excluding specific items is a non-generally accepted accounting principle (“non-GAAP”) measure of net earnings, excluding acquisition and integration related costs, restructuring costs and tax adjustments. Constant currency revenue is a non-GAAP measure of revenue excluding currency conversion effects. Management believes these measures are useful for executive compensation purposes as they best reflect the Company’s performance and allow for better comparability from period to period. These measures do not have any standardized meaning under International Financial Reporting Standards (“IFRS”) and may not be comparable to similar measures used by other companies. A reconciliation of the net earnings excluding specific items to its closest IFRS measure and a reconciliation of constant currency revenue to its closest IFRS measure can be found on page 29 of the Company’s Management’s Discussion and Analysis for the years ended September 30, 2021 and 2020, which is available on the Canadian Securities Administrators’ website at www.sedar.com.

Once the profitability performance factor and growth performance factor are established, the following formula is used to determine the proportion of performance-based vesting under CGI’s long-term incentive plans.

Long Term Incentive Plan Awards in Fiscal 2021

For fiscal 2021, an aggregate of 249,142 PSUs were awarded to the Named Executive Officers under the 2017 PSU Plan as part of their fiscal 2021 target compensation. The number of PSUs awarded was determined based on the long-term compensation value required to align the Named Executive Officer’s total compensation with the Company’s compensation policy. No stock options were granted to the Named Executive Officers as part of their fiscal 2021 target compensation. The details of these awards are shown in the Summary Compensation Table later in this document.

Based on the degree of achievement of profitability and growth objectives in fiscal 2021, 73.83% of the PSUs awarded to Messrs. Godin, Schindler, Boulanger and Baticle, in respect of the long-term incentive awards for fiscal 2021, became eligible to vest. In the case of the performance vesting of the PSUs awarded to a Named Executive Officer who is the President of a Strategic Business Unit, half of the performance vesting was based on the overall performance of the Company, while the other half was determined based on the performance of the Strategic Business Unit for which they are responsible using the same performance measures. Based on the foregoing, 99.00% of the PSUs awarded to Mr. Timothy J. Hurlebaus for fiscal 2021 became eligible to vest. PSUs granted in fiscal 2021 under the 2017 PSU Plan that are eligible to vest will vest on the fourth anniversary of the award.

A table showing all outstanding unvested PSU awards held as at September 30, 2021 by the Named Executive Officers as well as the market value of such unvested PSU as of such date is provided in Appendix A.

CGI does not disclose specific profitability and growth objectives because it considers that the information would place it at a significant competitive disadvantage if the objectives became known. Disclosing the specific performance objectives that are set as part of the Company’s annual budget and strategic planning process would expose CGI to serious prejudice and negatively impact its competitive advantage. For example, to the extent that the Company’s performance objectives became known, its ability to negotiate accretive business agreements could be significantly impaired, putting incremental pressure on its profit margins. In addition, CGI believes that disclosing performance objectives would be inconsistent with CGI’s policy of not providing guidance to the market and limiting the disclosure of forward-looking information.

2021 MANAGEMENT PROXY CIRCULAR	29

Report of the Human Resources Committee

Total At Risk Compensation and Actual Payouts

A significant portion of the Named Executive Officers’ compensation, namely payments under the Profit Participation Plan and awards under the PSU Plans, is performance-based and therefore “at risk”. The percentage of total compensation of the Named Executive Officers that was “at risk” in fiscal 2021 ranged from 67.92% to 89.54%.

The achievement of the performance factors under the Profit Participation Plan and the performance vesting conditions under the Share Option Plan and PSU Plans also present a meaningful challenge for the Company’s senior executives and management team because the Company consistently sets ambitious goals as part of its annual budget and strategic planning process. This is evidenced by the fact that the aggregate payout to the reported Named Executive Officers for fiscal 2021, 2020 and 2019 that was “at risk”, or subject to the achievement of performance factors or performance vesting conditions, was respectively 84.12%, 33.98% and 91.93% of the target “at risk” compensation.

The table below shows the portion of the total compensation “at risk” as well as the portion of that “at risk” compensation that was actually paid out to the Named Executive Officers for the 2021 fiscal year.

Name and title as at September 30, 2021	Percentage of total target compensation “at risk”(a)	Percentage payout of “at risk” compensation(b)
Serge Godin Founder and Executive Chairman of the Board	89.54%	81.83%
George D. Schindler President and Chief Executive Officer	86.77%	83.19%
François Boulanger Executive Vice-President and Chief Financial Officer	77.78%	83.75%
Jean-Michel Baticle President and Chief Operating Officer	71.87%	87.42%
Timothy J. Hurlebaus President, United States Operations, Commercial and State Government	67.92%	102.43%

(a)

This column shows the proportion of the Named Executive Officer’s total target compensation for fiscal 2021 that was “at risk” composed of the annual target payout under the Profit Participation Plan and awards under the 2017 PSU Plan.

(b)	This column shows the proportion of the Named Executive Officer’s total target compensation “at risk” that was actually paid out in fiscal 2021.

The Committee is responsible for ensuring that CGI’s executive compensation policies do not expose the Company to significant risks such as providing incentives for senior executives to engage in business strategies that could yield compensation for the executives, while negatively impacting the interests of the Company.

The Committee considers that the Company’s executive compensation policies, including those that relate to the portion of compensation for which the achievement of performance measures apply, do not expose the Company to significant risks. The short-term and long-term incentive performance-based compensation components require that the Company’s profitability and growth objectives be met. Business strategies that impair the Company’s profitability or growth, whether in the short or long-term, will not result in payouts to senior executives or management.

All of the Company’s senior executives and directors are required to prepare and file reports disclosing their trading activities in the Company’s securities and the Company prepares and files the reports on their behalf. The Company therefore monitors all securities transactions by its senior executives and directors and also requires that they pre-clear their transactions with the Company.

30	2021 MANAGEMENT PROXY CIRCULAR

Report of the Human Resources Committee

Incentive Plan Awards – Value Vested or Earned During the Year

The table below shows the value of option grants (referred to as option-based awards) and PSU awards (referred to as share-based awards) made to the Named Executive Officers that vested in fiscal 2021 as well as the value of non-equity incentive plan compensation earned by the Named Executive Officers in fiscal 2021.

Name	Option-based awards – Value vested during the year(a) ($)	Share-based awards – Value vested during the year(b) ($)	Non-equity incentive plan compensation – Value earned during the year(c) ($)
Serge Godin Founder and Executive Chairman of the Board	–	$9,191,948	$2,997,500

George D. Schindler(d) President and Chief Executive Officer	$3,625,609	–	$3,392,850

François Boulanger Executive Vice-President and Chief Financial Officer	$1,184,747	–	$ 941,215

Jean-Michel Baticle(e) President and Chief Operating Officer	$ 758,482	–	$ 988,194

Timothy J. Hurlebaus(d) President, United States Operations, Commercial and State Government	$ 398,893	–	$ 546,822

(a)

The option-based awards that vested during fiscal 2021 were the performance-based stock options granted to Messrs. Schindler, Boulanger, Baticle and Hurlebaus during the 2017, 2018 and 2019 fiscal years that became eligible to vest and for which the exercise prices were $63.23 for fiscal 2017, $63.23 for fiscal 2018 and $85.62 for fiscal 2019. In fiscal 2021, one-quarter of such stock options eligible to vest for fiscal 2017, one-quarter of such stock options eligible to vest for fiscal 2018 and one quarter of such stock options eligible to vest for fiscal 2019 vested on October 1, 2020 when the closing price of the Class A subordinate voting shares was $92.10.

(b)

The share-based awards that vested during fiscal 2021 were the performance-based PSUs awarded to Mr. Godin for fiscal 2017, 2018 and 2019 respectively. The proportion of performance-based vesting for these PSUs was 83.01%, 70.16% and 83.40% for the PSUs awarded in respect of fiscal 2017, 2018 and 2019 and these became eligible to vest after the end of each such fiscal year. In fiscal 2021, one-quarter of such PSUs awarded for fiscal 2017, one-quarter of such PSUs awarded for fiscal 2018 and one quarter of such PSUs awarded for fiscal 2019 vested on October 1, 2020

(c)	This column shows the value of the annual payouts under the Profit Participation Plan received by the Named Executive Officers in respect of fiscal 2021.
(d)

Messrs. Schindler and Hurlebaus are paid in U.S. dollars. The amounts shown are in Canadian dollars converted on the basis of the average exchange rate used in the Company’s Annual Audited Consolidated Financial Statements which was CAD1.2643, CAD1.3457 and CAD1.3270 for each U.S. dollar in fiscal 2021, 2020 and 2019 respectively. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 18 of the Management’s Discussion and Analysis for the years ended September 30, 2021 and 2020 and on page 18 of the Management’s Discussion and Analysis for the fiscal years ended September 30, 2020 and 2019.

(e)

Mr. Baticle is paid in euros. The amounts shown are in Canadian dollars converted on the basis of the average exchange rate used in the Company’s Annual Audited Consolidated Financial Statements which was CAD1.5110, CAD1.5075 and CAD1.4970 for each euro in fiscal 2021, 2020 and 2019 respectively. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 18 of the Management’s Discussion and Analysis for the fiscal years ended September 30, 2021 and 2020 and on page 18 of the Management’s Discussion and Analysis for the fiscal years ended September 30, 2020 and 2019.

2021 MANAGEMENT PROXY CIRCULAR	31

Report of the Human Resources Committee

Performance Graph

The Class A subordinate voting shares are listed for trading on the TSX under the symbol GIB.A and on the NYSE under the symbol GIB. The following graph compares the annual variations in the cumulative total shareholder return on the Class A subordinate voting shares with the cumulative total shareholder return of the S&P/TSX and the S&P 500 stock indexes for the past five fiscal years of the Company.

Value of $100 invested on September 30, 2016

Cumulative Total Shareholder Return

	September 30, 2016	September 30, 2017	September 30, 2018	September 30, 2019	September 30, 2020	September 30, 2021
CGI	100.00	103.54	133.27	167.64	144.63	172.17

S&P/TSX	100.00	106.17	109.15	113.13	109.48	136.29

S&P 500	100.00	116.19	134.39	137.29	155.10	198.66

CGI’s executive compensation policy emphasizes incentive compensation linked to the success of the Company to ensure that the financial interests of the Company’s executives are closely aligned with those of shareholders. CGI’s management team, including the Named Executive Officers, are compensated on the basis of metrics that the Company considers to be fundamental, namely the Company’s growth and profitability. Over the five-year period between October 1, 2016 and September 30, 2021, 60.67% of the aggregate compensation of the reported Named Executive Officers was linked to the share price, and to returns to shareholders.

Since 1986, the year the Company became publicly listed, the price of CGI’s Class A subordinate voting shares increased on average by approximately 17.4% per year. Over the five-year period between October 1, 2016 and September 30, 2021, the price of the Company’s shares increased by more than 172% and the cumulative total shareholder return outperformed the S&P/TSX by 36%.

32	2021 MANAGEMENT PROXY CIRCULAR

Report of the Human Resources Committee

The following graph illustrates the relationship between the net total compensation paid to the Company’s reported Named Executive Officers and cumulative total shareholder return over the period between October 1, 2016 and September 30, 2021.

Comparison of Net Total Compensation and Cumulative Total Shareholder Return

The chart demonstrates the relationship between cumulative total shareholder return (as calculated on the performance graph earlier in this document) and the net total compensation of the Named Executive Officers. While cumulative total shareholder return and net total compensation have increased during this period, the net total compensation as a proportion of cumulative total shareholder return has generally decreased since fiscal 2016, as the net total compensation of the Named Executive Officers is linked to the performance of the Company but not directly to shareholder return.

The net aggregate compensation paid to the Named Executive Officers for fiscal 2021 was below the aggregate median of CGI’s comparator groups at approximately 93.00% of the median target total compensation of the comparator group.

Defined Contribution Pension Plan and Deferred Compensation Plan

Defined Contribution Pension Plan

In fiscal 2021, Messrs. George D. Schindler and Timothy J. Hurlebaus participated in a U.S. 401(k) Plan that is a benefit available to all eligible U.S. members. The following table sets out the amount contributed to the plan by the Company as well as the accumulated value of the plan at the beginning and the end of the Company’s fiscal year.

Name and title as at September 30, 2021	Accumulated value at start of year(a)	Compensatory(a)	Accumulated value at year-end(a)

George D. Schindler President and Chief Executive Officer	$1,517,754	$3,161	$1,822,973

Timothy J. Hurlebaus President, United States Operations, Commercial and State Government	$1,139,648	$3,161	$1,499,915

(a)

The amount shown is in Canadian dollars converted on the basis of the average exchange rate used in the Company’s Annual Audited Consolidated Financial Statements which was CAD1.2643 for each U.S. dollar in fiscal 2021. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 18 of the Management’s Discussion and Analysis for the years ended September 30, 2021 and 2020.

Deferred Compensation Plan

Messrs. George D. Schindler and Timothy J. Hurlebaus have the opportunity to participate in CGI’s Non-Qualified Deferred Compensation Plan which allows participants to defer annually between 5% and 75% of their base salary, and

2021 MANAGEMENT PROXY CIRCULAR	33

Report of the Human Resources Committee

between 5% and 90% of their awards under the Profit Participation Plan. The plan allows participants to withdraw amounts during employment and to elect, upon retirement, to receive either a lump sum payment, or instalment payments for a period of up to ten years. Decisions concerning withdrawals may be made each year at the time that the participant determines the amount of compensation to be deferred for the year. The plan offers an array of mutual funds for investment from which the plan participant may choose. Participants may change their investment directions from time to time during the plan year. The mutual fund investments are subject to market gains and losses.

Compensation of Named Executive Officers

The Summary Compensation Table that follows shows detailed information on actual net total compensation, and total compensation in the form provided for by securities regulation, respectively, for Messrs. Serge Godin, George D. Schindler, François Boulanger, Jean-Michel Baticle and Timothy J. Hurlebaus for services rendered during the fiscal years ended September 30, 2021, 2020 and 2019.

The content of the table was adjusted to take into account an overstatement of the compensation awarded to CGI’s Named Executive Officers. The overstatement arises because securities regulation requires that, for stock option grants (referred to as option based awards) and for the PSU awards (referred to as share-based awards), the amount of compensation shown must be the grant date fair value. In the case of CGI’s compensation policies, all long-term incentive compensation, including all stock option grants and PSU awards, is subject to performance vesting conditions. As a portion of stock option granted and/or PSUs awarded for fiscal 2021, 2020 and 2019 generally failed to become eligible to vest as a result of the degree of achievement of performance objectives, such portion of stock options granted and PSUs awarded has been forfeited and cancelled. Without the adjustment, the total compensation amount shown in this table would overstate the true total compensation received by the Company’s Named Executive Officers.

Summary Compensation Table

Name and Principal Position as at September 30, 2021	Year	Salary ($)	Share- based awards (if all budgeted objectives are met)(a) ($)	Option- based awards(b) ($)	Non-equity incentive plan compensation Annual incentive plans(c) ($)	Pension value ($)	All other compen- sation(d) ($)	Compen- sation target (if all budgeted objectives are met) ($)	Reduction for budgeted objectives not met(e) ($)	Actual Net Total Compensation ($)
Serge Godin Founder and Executive Chairman of the Board	2021	1,004,808	9,352,071	–	2,997,500	–	38,120	13,392,499	(2,447,039)	10,945,460
	2020	687,500	10,552,161	–	–	–	27,479	11,267,140	(5,803,704)	5,463,436
	2019	1,375,000	10,070,801	–	2,612,500	–	55,548	14,113,849	(1,671,596)	12,442,253
George D. Schindler(f) President and Chief Executive Officer	2021	1,556,353	7,812,621	–	3,392,850	3,161	79,230	12,844,215	(2,044,278)	10,799,937
	2020	945,836	8,449,926	–	–	3,364	60,216	9,459,342	(4,647,497)	4,811,845
	2019	1,398,664	3,250,596	3,265,631	2,333,402	3,317	101,156	10,352,766	–	10,352,766
François Boulanger Executive Vice-President and Chief Financial Officer	2021	784,781	2,198,494	–	941,215	–	89,533	4,014,023	(575,269)	3,438,754
	2020	668,619	2,185,922	–	–	–	31,888	2,886,429	(1,202,226)	1,684,203
	2019	725,000	966,131	993,252	688,750	–	33,767	3,406,900	–	3,406,900
Jean-Michel Baticle(g) President and Chief Operating Officer	2021	906,600	1,440,296	–	988,194	114,056	11,940	3,461,086	(376,885)	3,084,201
	2020	712,294	1,284,148	–	–	91,766	13,883	2,102,091	(706,292)	1,395,799
	2019	749,994	547,150	562,497	394,028	98,629	8,261	2,360,559	(62,099)	2,298,460
Timothy J. Hurlebaus(f) President, United States Operations, Commercial and State Government	2021	743,311	1,218,735	–	546,822	3,161	49,972	2,562,001	(12,167)	2,549,834
	2020	769,042	1,256,685	–	134,570	3,364	52,277	2,215,938	(973,931)	1,242,007
	2019	722,063	528,960	531,371	345,587	3,317	50,052	2,181,350	(28,443)	2,152,907

34	2021 MANAGEMENT PROXY CIRCULAR

Report of the Human Resources Committee

(a)

In fiscal 2021, 2020 and 2019, the award date fair value used for determining the number of PSUs awarded to the Named Executive Officers as a component of their total compensation was established using the accounting fair value, resulting in an award date fair value of $90.38, $104.76 and $83.28 respectively.

(b)

The fair value of the stock option grants is the accounting fair value of the stock options determined in accordance with IFRS 2 using the Black-Scholes stock option pricing model. The fair value of the stock options yielded a grant date fair value of $16.76 in fiscal 2019. The table below shows the assumptions used to determine the Black-Scholes values for fiscal 2019.

2019
Dividend yield (%)	0.00
Expected volatility (%)	19.61
Risk-free interest rate (%)	2.28
Expected life (years)	4.00

(c)	This column shows the value received by the Named Executive Officers under the Profit Participation Plan as part of the short-term incentive plan of the Company.
(d)

This amount includes the Company’s contribution under CGI’s Share Purchase Plan, the contribution towards health insurance benefits and related insurance coverage, but excludes the value of perquisites and other personal benefits which in the aggregate was less than $50,000 or 10% of the aggregate salary and bonus under the Profit Participation Plan for the particular fiscal year and which is therefore not required to be disclosed.

(e)

The vesting eligibility conditions for the PSUs awarded as part of the long-term incentive plan for the fiscal year ended September 30, 2021 for Messrs. Godin, Schindler, Boulanger and Baticle was based solely on the Company’s financial performance. Based on such factors, 73.83% of the PSUs awarded to each of them became eligible to vest. In the case of Mr. Hurlebaus, the performance-based vesting conditions of his PSUs depended both on the overall performance of the Company and on the performance of his Strategic Business Unit. Based on such factors, 99.00% of the PSUs awarded to Mr. Hurlebaus became eligible to vest. The PSUs that did not become eligible to vest based on such performance conditions were forfeited and cancelled. The amount of the reduction shown is the dollar value required to be deducted from the fair value of the awards to accurately reflect the net value of the PSU awards for the Named Executive Officers as part of their total compensation for the 2021 fiscal year.

(f)

Messrs. Schindler and Hurlebaus are paid in U.S. dollars. The amounts shown (other than those for option-based awards) are in Canadian dollars converted on the basis of the average exchange rate used in the Company’s Annual Audited Consolidated Financial Statements which was CAD1.2643, CAD1.3457 and CAD1.3270, for each U.S. dollar in fiscal 2021, 2020 and 2019 respectively. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 18 of the Management’s Discussion and Analysis for the years ended September 30, 2021 and 2020 and on page 18 of the Management’s Discussion and Analysis for the fiscal years ended September 30, 2020 and 2019.

(g)

Mr. Baticle is paid in euros. The amounts shown are in Canadian dollars converted on the basis of the average exchange rate used in the Company’s Annual Audited Consolidated Financial Statements which was CAD1.5110, CAD1.5075 and CAD1.4970 for each euro in fiscal 2021, 2020 and 2019 respectively. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 18 of the Management’s Discussion and Analysis for the fiscal years ended September 30, 2021 and 2020 and on page 18 of the Management’s Discussion and Analysis for the fiscal years ended September 30, 2020 and 2019.

Key Features of CGI’s Long-Term Incentive Plans

Share Option Plan

The Share Option Plan is governed by the Board of Directors. The Committee makes recommendations to the Board of Directors in relation to the Share Option Plan and to grants of stock options, and is responsible for overseeing its administration. The Board of Directors has the ultimate and sole power and authority to grant stock options under the Share Option Plan and to interpret the terms and conditions of stock options that have been granted. The Board of Directors grants stock options by identifying the members, directors, and officers of eligible CGI entities who are to receive stock options, including the number of stock options, the subscription price, the stock option period and the vesting conditions. The determinations, designations, decisions and interpretations of the Board of Directors are binding and final. Management of the Company looks after the day-to-day administration of the Share Option Plan. The total number of Class A subordinate voting shares authorized to be issued under the Share Option Plan is 53,600,000, being 21.82% of the issued and outstanding Class A subordinate voting shares and Class B shares as at September 30, 2021. As at September 30, 2021, 8,012,077 stock options were outstanding under the Share Option Plan, representing approximately 3.26% of the issued and outstanding Class A subordinate voting shares and Class B shares, 5,781,579 of which were vested as of September 30, 2021. As at such date, a total of 15,139,513 stock options remained issuable under the Share Option Plan, representing approximately 6.16% of the issued and outstanding Class A subordinate voting shares and Class B shares.

2021 MANAGEMENT PROXY CIRCULAR	35

Report of the Human Resources Committee

The maximum number of stock options that may be issued in the aggregate to any single individual under the Share Option Plan cannot exceed 5% of the total number of Class A subordinate voting shares and Class B shares issued and outstanding at the time of the grant. The number of Class A subordinate voting shares issuable to insiders in the aggregate, at any time, pursuant to the Share Option Plan and any other securities-based compensation arrangement cannot exceed 10% of the Class A subordinate voting shares and Class B shares issued and outstanding. The number of Class A subordinate voting shares issued to insiders within any one-year period pursuant to the Share Option Plan and any other securities-based compensation arrangement cannot exceed 10% of the Class A subordinate voting shares and Class B shares issued and outstanding.

The following table discloses the burn rate for each of the three most recently completed fiscal years for the Share Option Plan of the Company:

Burn Rate	2021	2020	2019
Total number of stock options granted under the Share Option Plan during the applicable fiscal year, divided by the weighted average number of Class A subordinate voting shares and Class B shares outstanding for the applicable fiscal year.	0.39%	0.35%	0.66%

Under the Share Option Plan, the Board of Directors may at any time amend, suspend or terminate the Share Option Plan, in whole or in part, subject to obtaining any required approval from the TSX, the Company’s shareholders or other regulatory authorities. For more information concerning the rules to amend the Share Option Plan, please refer to the heading Amendments to Share Option Plan later in this document. Stock options may not be assigned, pledged or otherwise encumbered other than by will or in accordance with the laws relating to successions.

Under the Share Option Plan, the Board of Directors, on the recommendation of the Committee, may grant to eligible participants stock options to purchase Class A subordinate voting shares. The exercise price of the stock options granted is determined by the Board of Directors and cannot be lower than the closing price of the Class A subordinate voting shares on the TSX on the trading day immediately preceding the day on which the stock options are granted. The Board of Directors also determines the applicable stock option period and vesting rules.

Employees, officers, and directors of the Company may receive stock options under the Share Option Plan. The Board of Directors made the decision to cease granting stock options to outside directors effective October 1, 2015.

Stock options that have been granted under the Share Option Plan cease to be exercisable and all rights under those stock options lapse upon the expiry of their term, which cannot exceed ten years from their date of grant.

Upon resignation or termination, stock options that have not vested are forfeited and cancelled, and vested stock options must be exercised during a 90-day period following termination or resignation.

Retiring members who meet the eligibility criteria set out in the Share Option Plan, directors who leave the Board of Directors and the estates of deceased stock option holders benefit from the automatic vesting of stock options that have become eligible to vest in accordance with performance vesting rules, but that have yet to vest due to time-based vesting. Those stock options must be exercised within 90 days in the case of retirement or 180 days if the stock option holder dies, subject to the extension of the exercise periods explained in more detail below. The Board of Directors, on the recommendation of the Committee, has the discretion to vary these periods and to accelerate the vesting period, provided that the maximum term for any stock option is ten years from the time it is granted.

The Company does not provide any financial assistance to participants under the Share Option Plan.

Blackout Periods

In keeping with CGI’s Insider Trading and Blackout Periods Policy, stock options may not be exercised by insiders when a trading blackout period is in effect. If the date on which a stock option expires occurs during a blackout period or within ten business days after the last day of a blackout period, the date of expiry of the stock option will be the tenth business day following the termination of the blackout period.

Extensions for Length of Service

Retiring members who meet the eligibility criteria set out in the Share Option Plan, directors and officers, as well as the estates of deceased stock option holders earn one day of extension for every three days of service to the Company, up to

36	2021 MANAGEMENT PROXY CIRCULAR

Report of the Human Resources Committee

a maximum extension period of three years. The extension period is earned pro-rata day by day during the stock option holder’s service to the Company. The extension period for length of service cannot extend the life of a stock option beyond the period of time determined by the Board of Directors as the stock option term and, which may not exceed ten years from the date of grant.

Amendments to Share Option Plan

The Board of Directors, on the recommendation of the Committee, may amend, suspend or terminate the Share Option Plan, or amend any term of an issued and outstanding stock option provided that no amendment, suspension or termination may be made without:

•	obtaining approval of the shareholders of the Company, except when approval is not required under the terms of the Share Option Plan, as explained in more detail below;

•	obtaining any required approval of any applicable regulatory authority or stock exchange; and

•

in the case of issued and outstanding stock options, obtaining the consent or, subject to regulatory approval, the deemed consent of the concerned optionee in the event that the amendment materially prejudices the optionee’s rights.

Shareholder approval is not required with respect to the following amendments, in as much as the amendment is in accordance with applicable regulatory requirements:

•	changing the eligibility for, and limitations on, participation in the Share Option Plan;

•

modifying the periods during which stock options may be exercised, subject to (i) the stock option period terminating on or before the tenth anniversary of the date of the grant of the stock option and subject to the effect of blackout periods, and (ii) a maximum stock option exercise period extension of three years;

•

changing the terms on which stock options may be granted and exercised including, without limitation, the provisions relating to the price at which shares may be purchased under the Share Option Plan, to the extent that the subscription price is not reduced, vesting, expiry, assignment and the adjustments to be made in the event of certain changes such as stock splits that affect all shareholders;

•	making amendments that are necessary to comply with applicable law or the requirements of any applicable regulatory authority or stock exchange;

•	correcting or rectifying any ambiguity, defective provision, error or omission in the Share Option Plan; and

•	changing the provisions of the Share Option Plan that relate to its administration.

Finally, any amendment that would reduce the subscription price of an issued and outstanding stock option, lead to a significant or unreasonable dilution of the issued and outstanding shares, extend the expiry date of stock options held by insiders beyond the exercise periods contemplated under the Share Option Plan, or provide additional material benefits to insiders of the Company, requires shareholder approval.

Equity Compensation Plan Information as at September 30, 2021

The following table shows the total number of shares to be issued upon the exercise of outstanding stock options under all of CGI’s equity-based compensation plans, their weighted average exercise price, and the number of shares available for future issuance.

Plan Category	Number of Class A subordinate voting shares to be issued upon the exercise of outstanding stock options (#)	Weighted average exercise price of outstanding stock options ($)	Number of Class A subordinate voting shares remaining available for future issuance under equity compensation plans (excluding shares issuable under outstanding stock options) (#)
Equity compensation plans approved by shareholders	8,012,077	64.49	15,139,513

Equity compensation plans not approved by shareholders	–	–	–

Total	8,012,077	64.49	15,139,513

2021 MANAGEMENT PROXY CIRCULAR	37

Report of the Human Resources Committee

Performance Share Unit Plans

The PSU Plans are governed by the Board of Directors and the Committee may make recommendations to the Board of Directors in relation to the PSU Plans and to awards of PSUs. The Board of Directors has the ultimate and sole power and authority to award PSUs under the PSU Plans and to interpret the terms and conditions of PSUs that have been awarded.

Under the PSU Plans, the Board of Directors may at any time amend, suspend or terminate the PSU Plans, in whole or in part, or amend any term of any issued and outstanding awards including the earning, vesting and expiry of an outstanding award. PSUs may not be assigned, pledged or otherwise encumbered other than by will or in accordance with the laws relating to successions.

Under the PSU Plans, the Board of Directors may award PSUs to executives and to other eligible participants. Each PSU entitles the participant to receive one Class A subordinate voting share, subject to the achievement of performance and time vesting conditions.

Following an award of PSUs, the applicable plan trustee purchases in the open market the shares required to be delivered to the participants on settlement. The applicable plan trustee holds the shares in trust for the purposes of the PSU Plans.

Subject to trading blackout periods, PSUs are settled within 30 days of vesting. On the settlement date, participants receive from the applicable plan trustee a number of Class A subordinate voting shares equal to the number of PSUs that have vested, less any Class A subordinate voting shares sold by the plan trustee in the open market to satisfy tax obligations. Participants under the 2014 PSU Plan may elect to defer the settlement of PSUs to a later date not later than the expiry date of the PSUs.

Upon resignation or termination, PSUs that have not become eligible to vest are forfeited and cancelled, and PSUs that have become eligible to vest are settled on the date of resignation or termination.

Participants who retire, and meet the eligibility criteria set out in the PSU Plans, and the estates of deceased participants benefit from the automatic vesting of PSUs that have become eligible to vest in accordance with performance vesting conditions, but that have yet to vest due to time-based vesting. Those PSUs are settled on the date of retirement or death.

PSUs expire on the business day preceding December 31 of the third calendar year following the end of the fiscal year during which the PSU award is made. On the expiry date, all remaining PSUs in the participant’s account that are eligible to vest but that have not yet vested are automatically vested and settled.

The Company does not provide any financial assistance to participants under the PSU Plans.

Blackout Periods

In keeping with CGI’s Insider Trading and Blackout Periods Policy, there cannot be any settlement of PSUs under the PSU Plans when a trading blackout period is in effect. If the date of settlement of a PSU falls during a blackout period, such date will be postponed until the first business day following the termination of the blackout period or the expiry of any regulatory notice period, as applicable.

Termination Benefits

The Named Executive Officers do not benefit from special contractual rights upon employment termination. They are therefore entitled to the same rights as those available to all members under the laws applicable to their employment. The provisions that apply to termination of employment under the Share Option Plan and under the PSU Plans apply in the same way to all participants under those plans and they are described above under the headings Share Option Plan and Performance Share Unit Plans.

Compensation of Directors

Board of Directors and Standing Committee Fees

For fiscal 2021, Ms. Julie Godin and Messrs. Serge Godin, André Imbeau and George D. Schindler were not compensated for their role as directors of the Company.

38	2021 MANAGEMENT PROXY CIRCULAR

Report of the Human Resources Committee

The compensation paid to the outside directors changed to a flat fee structure on October 1, 2015. The Board of Directors also decided to cease granting stock options to outside directors as of that date. The following table sets out the elements of the compensation paid to outside directors for the year ended September 30, 2021:

Component	Amount
Board Retainer (includes membership in Committees)	$225,000
Lead Director or Committee Chair Retainer	$25,000

In support of the measures taken to mitigate the financial impact of COVID-19 pandemic, the outside directors agreed to forego a significant portion of their compensation for the period of time from March 30, 2020 to December 31, 2020.

Following a recommendation by the Human Resources Committee based on a comparison of general market compensation as well as within the companies forming CGI’s comparator group, the Board of Directors decided to change the compensation paid to outside directors effective as of October 1, 2021. The following table sets out the new elements of outside director compensation:

Component	Amount
Board Retainer (includes membership in Committees)	$225,000
Lead Director	$65,000
Committee Chair Retainer	$35,000

Directors must receive at least half of their Board retainer in DSUs, subject to the exceptions listed below. The remaining half of the Board retainer and the other retainers may also be payable in DSUs at the election of the director. A director can elect to receive the entire amount of the Board retainer in cash instead of in DSUs if (i) the director is not a resident of Canada for income tax purposes, (ii) the director purchased in the open market the same number of Class A subordinate voting shares he or she would have received in the form of DSUs, or (iii) the director is otherwise exempted by the Board of Directors. Directors who must travel significant distances to attend meetings of the Board of Directors and its standing committees also receive long distance travel allowances.

For the year ended September 30, 2021, the compensation paid to directors was as follows:

Directors’ Compensation Table

Name(a)	Cash Fees(b) ($)	Share-Based Awards(c) ($)	All other compensation(d) ($)	Total ($)
Alain Bouchard	0	208,125	0	208,125
George A. Cope	0	208,125	0	208,125
Paule Doré	127,188	104,063	0	231,250
Timothy J. Hearn(e)	43,938	187,313	0	231,251
Gilles Labbé	0	231,250	0	231,250
Michael B. Pedersen	0	208,125	0	208,125
Stephen S. Poloz	104,063	104,063	0	208,126
Mary G. Powell(f)	177,792	85,340	0	263,132
Alison C. Reed(f)	263,132	0	0	263,132
Michael E. Roach	104,063	104,063	0	208,126
Kathy N. Waller(f)	131,566	131,566	0	263,132
Joakim Westh(f)	292,369	0	0	292,369
Frank Witter(f)(g)	35,558	35,558	0	71,116

(a)

Ms. Godin and Messrs. Godin, Imbeau and Schindler were not compensated for their role as directors of the Company. Ms. Godin received $2,495,747 in fiscal 2021 as compensation in respect of her services as an executive officer of the Company and Mr. Imbeau received $586,020 in fiscal 2021 as compensation in respect of his services as an officer of the Company. Please refer to the Summary Compensation Table earlier in this document for a summary of Messrs. Godin and Schindler’s fiscal 2021 compensation.

2021 MANAGEMENT PROXY CIRCULAR	39

Report of the Human Resources Committee

(b)

This column shows the retainer fees paid in cash to the directors for fiscal 2021. Messrs. Bouchard, Cope, Labbé and Pedersen elected to receive 100% of their total annual retainers in the form of DSUs. Mses. Powell, Reed and Waller and Messrs. Westh and Witter were exempted from the requirement to receive 50% of their Board retainers in DSUs as they are non-residents of Canada for income tax purposes.

(c)	This column shows the value of the retainer fees paid in DSUs to the directors for fiscal 2021.
(d)	The amounts shown as “All other compensation” are in respect of long distance travel allowances.
(e)

Mr. Hearn is not seeking reelection on the Board of Directors and will therefore cease to be a director, the Lead Director, and a member of each of the Human Resources Committee and of the Corporate Governance Committee on February 2, 2022.

(f)

Messrs. Westh and Witter and Mses. Powell, Reed and Waller are paid in U.S. dollars at par, based on the same fee arrangement as other outside directors. The amounts shown are in Canadian dollars converted on the basis of the average exchange rate used to present expense information in the Company’s Annual Audited Consolidated Financial Statements which was CAD1.2643 for each U.S. dollar for fiscal 2021. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 18 of the Management’s Discussion and Analysis for the years ended September 30, 2021 and 2020.

(g)	Mr. Witter joined the Board of Directors on July 1, 2021. Mr. Witter was appointed as member of the Audit and Risk Management Committee on July 27, 2021.

Deferred Stock Units Plan and Deferred Stock Units Granted to Directors

CGI’s deferred stock unit plan for members of the Board of Directors (the “DSU Plan”) provides non-cash compensation to directors. The DSU Plan is governed by the Board of Directors and the Committee may make recommendations to the Board of Directors in relation to the DSU Plan and to awards of DSUs. The Board of Directors has the ultimate and sole power and authority to award DSUs under the DSU Plan and to interpret the terms and conditions of DSUs that have been awarded. Management of the Company is responsible for the day-to-day administration of the DSU Plan.

The Board of Directors may at any time amend or terminate the DSU Plan, including to suspend or limit the right of directors to participate in the DSU Plan. DSUs may not be assigned, sold or otherwise disposed of, except by will or in accordance with the laws relating to successions.

The number of DSUs credited to a director on each retainer payment date is equal to the amount of the retainer due to be paid in DSUs divided by the closing price of the Class A subordinate voting shares on the TSX on the day immediately preceding the retainer payment date. Once credited, the value of the DSUs credited to a director’s DSU account is determined based on the market price of the Class A subordinate voting shares.

The value of DSUs credited to the director’s account is payable only after the director has ceased to be a member of the Board of Directors. The amount paid at the time of redemption corresponds to the number of DSUs accumulated by the member multiplied by the closing price of the Class A subordinate voting shares on the payment date. The amount is paid in cash and is subject to applicable withholding taxes.

Stock Options Held by Directors

Up until fiscal 2015, members of the Board of Directors were entitled to grants of stock options under the Share Option Plan. Each such stock option was issued with a ten-year exercise period and a four-year vesting period and the exercise price of all options granted to directors was equal to the closing price of the Class A subordinate voting shares on the TSX on the trading day immediately preceding the date of the grant.

See the table in Appendix B for an overview of all outstanding stock options held as at September 30, 2021 by the members of the Board of Directors who are not Named Executive Officers as well as the in-the-money value of such stock options and the aggregate value of outstanding and vested DSUs held in respect of their services for completed fiscal years. For members of the Board of Directors who are Named Executive Officers, please refer to the table in Appendix A.

40	2021 MANAGEMENT PROXY CIRCULAR

Report of the Human Resources Committee

Incentive Plan Awards – Value Vested or Earned During the Year

The table below shows the value of stock option grants (referred to as option-based awards) and DSU awards (referred to as share-based awards) made to members of the Board of Directors who are not Named Executive Officers that vested in fiscal 2021. Outside directors did not receive any non-equity incentive plan compensation in fiscal 2021.

Name(a)	Option-based awards – Value vested during the year(b) ($)	Share-based awards – Value vested during the year(c) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Alain Bouchard	0	208,125	0
George A. Cope	0	208,125	0
Paule Doré	0	104,063	0
Julie Godin	616,734	0	610,400
Timothy J. Hearn(d)	0	187,313	0
André Imbeau	270,454	0	0
Gilles Labbé	0	231,250	0
Michael B. Pedersen	0	208,125	0
Stephen S. Poloz	0	104,063	0
Mary G. Powell(e)	0	85,340	0
Alison C. Reed(e)	0	0	0
Michael E. Roach	0	104,063	0
Kathy N. Waller(e)	0	131,566	0
Joakim Westh(e)	0	0	0
Frank Witter(e)(f)	0	35,558	0

(a)

The value vested or earned during fiscal 2021 for Messrs. Godin and Schindler are set out in the table titled Incentive Plan Awards – Value Vested During the Year under the heading Compensation of Named Executive Officers earlier in this document as they are Named Executive Officers.

(b)

This column shows the value of stock options held by Ms. Godin and Mr. Imbeau that vested during fiscal 2021. The values indicated in the table above relate to vested stock options they received until the end of fiscal 2021 as compensation for their services as an executive officer and an officer of the Company, respectively. The exercise prices for the stock options that vested during fiscal 2021 were as follows: (i) $63.23 for grants made in each of fiscal 2017 and fiscal 2018 to Ms. Godin and Mr. Imbeau, (ii) $85.62 for grants made in fiscal 2019 to Ms. Godin and Mr. Imbeau and (iii) $110.73 for grants made in fiscal 2020 to Mr. Imbeau. Among the stock options that became eligible to vest, one quarter of the stock options granted for fiscal 2017, one quarter of the stock options granted for fiscal 2018 and one quarter of the stock options granted for fiscal 2019 vested on October 1, 2020 when the closing price of the shares was $92.10, and one quarter of the stock options granted for fiscal 2020 vested on November 10, 2020 when the closing price for the shares was $89.64.

(c)	The share-based awards are DSUs. See the heading Deferred Stock Units Plan and Deferred Stock Units Granted to Directors earlier in this document for a description of DSUs granted to directors.
(d)

Mr. Hearn is not seeking reelection on the Board of Directors and will therefore cease to be a director, the Lead Director and a member of each of the and Human Resources Committee and of the Corporate Governance Committee on February 2, 2022.

(e)

Messrs. Westh and Witter and Mses. Powell, Reed and Waller are paid in U.S. dollars at par, based on the same fee arrangement as other outside directors. The amounts shown are in Canadian dollars converted on the basis of the average exchange rate used to present expense information in the Company’s Annual Audited Consolidated Financial Statements which was CAD1.2643 for each U.S. dollar for fiscal 2021. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 18 of the Management’s Discussion and Analysis for the years ended September 30, 2021 and 2020.

(f)	Mr. Witter joined the Board of Directors on July 1, 2021. Mr. Witter was appointed as member of the Audit and Risk Management Committee on July 27, 2021.

Additional Disclosure relating to Directors and Named Executive Officers

As at December 7, 2021, no directors, Named Executive Officers, former directors or former senior officers of the Company were indebted to the Company.

To the best knowledge of the Company and based upon information provided by each nominee director, no such nominee is, as at the date of this Management Proxy Circular, or has been within ten years before the date of this Management Proxy Circular a director or executive officer of any company (including the Company) that, while such person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

2021 MANAGEMENT PROXY CIRCULAR	41

Report of the Corporate Governance Committee

The Committee has responsibility for all corporate governance matters including making recommendations to the Board of Directors in relation to the composition of the Board of Directors and its standing committees. The Committee also administers the self-assessment process for the Board of Directors, its standing committees and individual directors.

The Committee is composed of Ms. Paule Doré, Chair of the Committee, Ms. Mary G. Powell, Mr. George A. Cope and Mr. Timothy J. Hearn, Lead Director, all of whom are independent directors. The Committee held four regular meetings during fiscal 2021.

Mr. Hearn has decided that he will not seek reelection at the Meeting and, as a result, his term as a director, the Lead Director and as a member of each of the Human Resources Committee and of the Corporate Governance Committee, will come to an end at the time of the Meeting.

The role and responsibilities of the Chair of the Committee are described under the heading Role and Responsibilities of the Lead Director and Standing Committee Chairs later in this document.

The role and responsibilities of the Committee are contained in the Committee’s charter, which is incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of CGI’s Board of Directors). The Committee’s charter is available on CGI’s website at www.cgi.com. The role and responsibilities of the Committee include:

•	developing the Company’s approach to governance issues and the Company’s response to corporate governance requirements and guidelines;

•	reviewing the composition and contribution of the Board of Directors, its standing committees and members, and recommending Board nominees;

•	overseeing the orientation and continuing education program for directors;

•

reviewing the Company’s policies and processes related to the Company’s purpose as an organization, which is to seek the best equilibrium between its three stakeholders and the communities in which its members live and work;

•	carrying out the annual Board of Directors self-assessment process; and

•	helping to maintain an effective interaction between the Board of Directors and management.

Corporate Governance Practices

Adherence to high standards of corporate governance is a hallmark of the way CGI conducts its business. The disclosure that follows sets out CGI’s corporate governance practices. CGI’s corporate governance practices conform to those followed by U.S. domestic companies under the NYSE listing standards.

CGI’s Shareholders

CGI’s shareholders are the first and most important element in the Company’s governance structures and processes. At each Annual General Meeting of Shareholders, the Company’s shareholders elect the members of the Company’s Board of Directors and give them a mandate to manage and oversee the management of the Company’s affairs for the coming year. Shareholders have the option of withholding their votes for individual directors, should they wish to do so.

In the normal course of operations, certain corporate actions which may be material to CGI are initiated from time to time by the Company’s senior management and, at the appropriate time, are submitted to CGI’s Board of Directors for consideration and approval. When appropriate, such matters are also submitted for consideration and approval by CGI’s shareholders. All such approvals are sought in accordance with the charters of the Board of Directors and its standing committees, CGI’s corporate governance practices and applicable corporate and securities legislation and regulations. Mr. Serge Godin, CGI’s Founder and Executive Chairman of the Board, is a director of CGI and, as at December 7, 2021, beneficially owned, directly or indirectly, or exercised control or direction over, shares of CGI representing approximately 53.15% of the votes attached to all of the Company’s outstanding voting shares.

As with CGI’s other stakeholders, its clients and its members, the Company constantly solicits feedback from shareholders as well as from the investment community. This feedback is an integral input to our strategic planning

42	2021 MANAGEMENT PROXY CIRCULAR

Report of the Corporate Governance Committee

process and assists the Company to continuously improve its investor relations program, financial disclosure, and to compare its performance objectively against other publicly traded companies. Several years ago, the Company adopted the Shareholder Partnership Management Framework (“SPMF”) which describes the management of its information and relationship with its investors beyond the prescribed activities associated with corporate governance, transparency and the disclosure of results. The SPMF structures the processes and information flows between CGI and its shareholders as well as the investment community, including both buy-side (institutional investors) and sell-side (investment dealers) research analysts. Following the SPMF assessment, suggestions for improvement received are acted upon as a means of assuring continuous improvement. The Company obtained ISO 9001 certification for the application of the SPMF in its operations and for the management of its relationship with its shareholders.

In addition to the SPMF process, any shareholder of CGI who wishes to contact CGI’s independent directors directly may do so by e-mail sent to the Lead Director at lead_director@cgi.com or by using the contact page for the Lead Director on CGI’s website at www.cgi.com.

Shareholder Satisfaction Assessment Program

In fiscal 2019, the Company added a new Shareholder Satisfaction Assessment Program (“SSAP”) questionnaire to its SPMF processes. The SSAP questionnaire solicits direct feedback from shareholders on key corporate governance practices, including in respect of executive compensation, and requests shareholder ratings of governance practices on a 10-point scale. With respect to institutional investors, the SSAP is provided directly to the individuals responsible for the investment in the Company and not to proxy departments or external advisors who are less likely to have a complete understanding of the investment in CGI. The SSAP was provided to shareholders and other investors with whom SPMF meetings were held in fiscal 2021. The average SSAP score of the Company in fiscal 2021 was 8.2/10 and few concerns were raised by shareholders or investor with respect to the Company’s corporate governance practices, including its executive compensation practices. The Company is committed to maintaining an open and transparent dialogue with its shareholders and addressing their concerns with respect to executive compensation. The Company believes that the measures in place are more meaningful than a simple binary advisory vote.

The Company will continue to use the SSAP questionnaire in fiscal 2022 to solicit direct feedback on its corporate governance practices with a view to tracking shareholder feedback over time on key corporate governance issues, such as the appropriateness of executive compensation. Shareholders of CGI who wish to participate in the SSAP process directly may contact CGI’s Investor Relations department by sending an e-mail to ir@cgi.com or as follows:

Investor Relations

CGI Inc.

1350 René-Lévesque Boulevard West

15th Floor

Montréal, Quebec

Canada

H3G 1T4

Tel.: +1-514-841-3200

Corporate Social Responsibility

At CGI, we are committed to contributing to the development of an inclusive, collaborative and sustainable world. Corporate social responsibility (“CSR”) is one of our long-held core values and one of our strategic goals is to be recognized by our stakeholders as an engaged and responsible corporate citizen within our communities. Our CSR commitment motivates us to help our clients satisfy the needs of their customers and citizens, enhance the lives and careers of our professionals and generate superior value for our shareholders through socially and environmentally sustainable and ethical business strategies and practices. In 2021, we accelerated our CSR engagement through various key initiatives, including the release of our global CSR report, and by committing to achieve net-zero carbon emissions by 2030 with respect to carbon emissions under our direct and indirect control as defined by Scope 1, 2 and 3 of the Greenhouse Gas Protocol.

Our CSR commitment engages the Company to:

•	partner with our clients in developing environmentally sustainable solutions and collectively supporting the communities where we live and work;

•	improve the environment through sustainable operating practices, community service activities and green IT offerings;

2021 MANAGEMENT PROXY CIRCULAR	43

Report of the Corporate Governance Committee

•	provide our professionals with health and wellbeing programs that positively influence their well-being and satisfaction;

•	operate ethically through strong Codes of Ethics and strong corporate governance;

•	ensure responsible supply chain management; and

•	offer an ownership program (which both creates wealth within local communities, and provides every member the same rights and opportunities as all shareholders).

Our Company and CGI professionals are actively engaged in the communities by prioritizing partnerships with clients, and also by collaborating with educational institutions and other local organizations, on three global priorities:

People priority: We champion digital inclusion for all, taking actions locally to improve access to technology and business education and mentoring in order to ensure everyone can be successful in a digital society as citizens or IT professionals.

CGI creates diverse, equitable and inclusive learning opportunities by reducing barriers for underrepresented groups in the technology field. These activities help attract a diverse pool of talent to start and build a career at CGI, creating an environment of new and unique perspectives. The global pandemic crisis changed the way students interact with our Science, Technology, Engineering and Math (STEM) events and CGI adapted by launching STEM@CGI At Home. This virtual program helps parents, caregivers and educators across communities to continue teaching STEM to students in a home environment. Our educational programs are active in all our geographies and we have deployed, STEM@CGI broadly during 2021. CGI was the first company in the IT sector to create its own coding school, U’DEV. Students of the U’DEV program enter into a work-study with CGI where they receive a recognized degree and CGI recruits qualified developers. After four years of activity, this program counts seven campuses in France, one in Morocco, and more than 500 graduated students. Our strategic goal of solving the shortage of developers leads to an engaged environment that promotes diversity without discrimination, resulting in actively and responsibly sharing our social values with our clients.

Communities priority: We commit to positively contribute to society by leveraging our IT and business expertise through social impact projects, local economic growth initiatives, and by actively supporting local Business Unit pro bono engagements.

CGI has a long history of supporting communities. We have always encouraged our members to get involved and volunteer their skills and experience for the good of the overall well-being of the communities in which we and our clients are present by using CGI’s technology and business consulting expertise to deliver pro bono IT work for local charities and community organizations. Our commitment to making a difference in our communities is brought to life through our global Dream Connectors program. Created in 2016 for the 40th anniversary of the Company, the program enables members to propose projects that connect our resources to local needs. In fiscal 2021, our members implemented over 100 Dream Connectors initiatives that supported local communities in response to the COVID-19 pandemic.

In fiscal 2021, CGI developed a digital employee volunteering platform to support communities in need. The platform is available to all of our professionals in France, Spain, Portugal, Luxembourg, and Morocco, and will be deployed in other geographies during fiscal 2022. Through this platform, CGI offers over 350 remote and in-person volunteering opportunities including supporting people with disabilities in their professional lives, climate change projects, running digital technology workshops, collecting necessities like food and clothes for non-profit organizations, and offering learning support to students. To date, the platform has empowered 1,459 of our professionals to initiate over 100 missions with more than 1,200 volunteering hours completed.

Climate priority: We demonstrate our commitment to an environmentally sustainable world through projects delivered in collaboration with clients, and through our operating practices, supply chain management, and community service activities.

CGI combines our in-depth knowledge and end-to-end services to help our clients manage sustainability challenges and opportunities. These solutions seek to reduce environmental impact and energy costs while improving our clients’ regulatory compliance and the well-being of their employees, citizens and customers. Our reduction in carbon emissions is driven by many of our departments including facilities, data center management, procurement, and our members, all working together to embed their actions and initiatives into the way we operate.

As a managed IT services provider, infrastructure services and data centers are the core of our operations. Our continuous effort to increase renewable energy usage and to implement energy efficiency has dramatically reduced our energy consumption and carbon emissions from data centers by 50% compared to our F2014 baseline emissions.

44	2021 MANAGEMENT PROXY CIRCULAR

Report of the Corporate Governance Committee

CGI has qualified for inclusion within top indices that cover the world’s most sustainable companies, including the Dow Jones Sustainability Indices for the past nine years and, the FTSE4 Good Index Series for over a decade. In fiscal 2021, for the fourth year in a row, CGI was recognized for its CSR commitments to the environment by EcoVadis. Receiving the Gold standard positions CGI in the top 5% of companies across all industries. The Company also responds annually to the Carbon Disclosure Project disclosing its progress in furthering steps to effectively reduce emissions to promote advanced environmental stewardship.

In March 2020, CGI joined the United Nations Global Compact with a commitment to mainstream its ten universal principles in the areas of human rights, labor, environment and anti-corruption in CGI’s strategy, culture and day-to-day operations. We seek to advance and engage in the United Nations’ broader priorities, particularly the Sustainable Development Goals.

In addition, CGI’s operations in the majority of European countries in which it operates are ISO 14001 certified for effective environmental management systems (France, UK, Sweden, Finland, Netherlands, Portugal, Spain, Czech Republic and Slovakia). In doing so, these operations are reporting key performance metrics and local initiatives which contribute to the continuous improvement of the economic, social and environmental well-being of the communities in which they are based.

You can read more about CGI’s corporate social responsibility and environmental, social and governance initiatives on CGI’s website at www.cgi.com/en/corporate-social-responsibility.

Diversity

The notion of diversity is a core element to CGI’s values and it is included in its Board of Directors’ and standing committees’ charters and related work programs. The mandates of the Human Resources Committee and Corporate Governance Committee specifically detail the criteria to be considered for board candidates and officer appointments to support diversity among the Board of Directors and the Company’s executives. Nominees proposed to join the Board of Directors or the executive team are selected after considering, among other things, the persons’ skills and expertise required to achieve stewardship and management of CGI, their knowledge of the vertical markets in which the Company operates, their operational and financial literacy, as well as the diversity of their background, including gender, ethnicity, age, experience and geographical representation.

The work program of the Corporate Governance Committee also provides for an annual review of the measures applied by the Company to promote diversity, their effectiveness, and the annual and cumulative progress made in achieving their objectives, which results are then reviewed annually by the Board of Directors. The charters of the Board of Directors and of the Corporate Governance Committee include the Company’s objective of having a Board of Directors composed of at least 30% of women. CGI is very proud to have met this objective and we will continue to monitor our progress.

The Corporate Governance Committee and the Board of Directors continue to believe in the importance of balancing all eligibility criteria, including appropriate competencies, skills, industry knowledge, financial experience and personal qualities of candidates, as well as the diversity of their background (including gender, ethnicity, age, experience and geographical representation), when considering director candidates and officer appointments. CGI’s success is due in large measure to the Company’s experience and expertise in the vertical markets in which it operates. The selection criteria for CGI’s Board of Directors and executive officers recognize this important factor and are designed to ensure that the Company, while supporting diversity objectives, continues to have the subject matter experts on the Board of Directors and among its executives who can effectively provide experience, expertise and business and operational insight into each of the vertical markets in which the Company operates.

Majority Voting Policy

The Company has adopted a Majority Voting Policy for Directors (the “Majority Voting Policy”) to ensure that the Board of Directors of the Company remains composed of directors elected by a majority of the votes cast in favour of their election.

In an uncontested election of directors of the Company, a nominee for election to the Board of Directors must immediately offer to resign by tendering a resignation letter to the Chairman of the Board of Directors following the shareholders meeting at which the election took place if the number of votes that have been withheld from the director is equal to or greater than the number of votes cast in favour of the director. The Committee will meet promptly following the receipt of the resignation to consider the director’s offer to resign.

2021 MANAGEMENT PROXY CIRCULAR	45

Report of the Corporate Governance Committee

The Committee will recommend to the Board of Directors that the resignation be accepted unless the Committee determines that exceptional circumstances exist that justify the Committee’s recommendation that the resignation not be accepted. The Board of Directors will act on the Committee’s recommendation within 90 days following the shareholders’ meeting at which the director was elected. In deciding whether to accept the recommendation of the Committee, the Board of Directors will consider the factors examined by the Committee and may in addition consider any information it determines in its sole discretion to be relevant to its decision. The Board of Directors will accept the resignation unless it determines that exceptional circumstances justify otherwise. Following its decision, the Board of Directors will issue a press release concerning its decision, and stating the reasons for not accepting the resignation if that is the case, a copy of which shall be promptly provided to the TSX.

A director who is required to offer a resignation in accordance with the Majority Voting Policy shall not participate in any manner in the meeting or meetings of the Committee and of the Board of Directors convened to consider the resignation. A director who fails to offer to resign in accordance with the Majority Voting Policy will not be re-nominated by the Board of Directors for election by the shareholders.

Clawback Policy

The Company has adopted an incentive compensation clawback policy (the “Clawback Policy”) which allows the Board of Directors to require the reimbursement of short-term and long-term incentive compensation received by certain officers and other employees, if such compensation was paid in whole or in part as a result of gross negligence, intentional misconduct, theft, embezzlement, fraud or other serious misconduct, or in the event of a restatement of the Company’s annual or interim financial statements resulting from material non-compliance with any financial reporting requirements under applicable laws, and in circumstances in which the Board of Directors determines that such individual would not have been entitled to such compensation had a restatement not been required.

The Clawback Policy applies to any officer of the Company and any other individual who may be designated from time to time by the Board of Directors and includes compensation under any short-term or long-term incentive plan, including the Profit Participation Plan, the Share Option Plan, the PSU Plans and any other contingent compensation. Recovery under the Clawback Policy is limited to compensation paid, granted or awarded to, or received or earned by, or vested in favour of any covered leader in the then current fiscal year and the immediately preceding three financial years and may be implemented through various forms, including direct reimbursement, deduction from salary or future payments, grants or awards of incentive compensation, or cancellation or forfeiture of vested or unvested stock options, PSUs or any other incentive awards held by the individual.

Insider Trading and Blackout Periods Policy

The Company has adopted an Insider Trading and Blackout Periods Policy which is designed to prevent improper trading in the securities of CGI and the improper communication of privileged or material information with respect to CGI that has not been generally disclosed, including compliance with insider trading and tipping rules. Under the policy, those who normally have access to material information that has not been generally disclosed may only trade in CGI securities within the period beginning on the third business day following the release of CGI’s quarterly financial results and fiscal year-end results and ending at the close of business on the fourteenth calendar day preceding the end of the following fiscal quarter. Discretionary blackout periods and restrictions on trading in securities applicable to certain designated members may also be prescribed from time to time for such period of time as is deemed necessary as a result of special circumstances relating to the Company. The policy also provides processes for the pre-clearance of trades in CGI securities and for reporting by the reporting insiders of the Company.

The Insider Trading and Blackout Periods Policy contains anti-hedging restrictions to ensure that senior executives, including the Chief Executive Officer, are restricted from engaging in short sales, transactions in derivatives in respect of Company’s securities or any other hedging or equity monetization transaction in which the individual’s economic interest and risk exposure in Company securities are changed.

Mandate, Structure and Composition of the Board of Directors

The Committee and the Board of Directors are of the view that the size and composition of the Board of Directors and its standing committees are well suited to the circumstances of the Company and allow for the efficient functioning of the Board of Directors as an independent decision-making body.

46	2021 MANAGEMENT PROXY CIRCULAR

Report of the Corporate Governance Committee

Board of Directors and Committee Charters

Each standing committee operates according to its charter approved by the Board of Directors which sets out the committee’s duties and responsibilities.

The Board of Directors’ charter and the charter of each of the standing committees require that they be reviewed annually. As part of that process each standing committee undertakes a review of its mandate and tables any recommendations for changes with the Committee. The Committee reviews the submissions of the standing committees and also reviews the Board of Directors’ charter. The Committee then makes a recommendation to the Board of Directors based on the conclusion of the review. The Board of Directors takes the Committee’s recommendation into account in making such changes as it determines to be appropriate.

The Board of Directors and standing committee charters are attached as Appendix A to CGI’s Annual Information Form for the fiscal year ended September 30, 2021 (the “2021 Annual Information Form”) which is available on the Canadian Securities Administrators’ website at www.sedar.com and on CGI’s website at www.cgi.com. A copy of the 2021 Annual Information Form will be provided to shareholders by CGI upon request. The charters of the Board of Directors and its standing committees are hereby incorporated by reference from Appendix A to the 2021 Annual Information Form.

The key responsibilities of each standing committee are summarized in the reports contained in this Management Proxy Circular and each standing committee is composed entirely of independent directors. The following table summarizes the current membership of each of the Company’s standing committees.

Committee	Membership

Audit and Risk Management Committee
Gilles Labbé (Chair) Michael B. Pedersen Stephen S. Poloz Alison C. Reed Kathy N. Waller Frank Witter(a)

Corporate Governance Committee
Paule Doré (Chair) George A. Cope Timothy J. Hearn(b) Mary G. Powell

Human Resources Committee
Joakim Westh (Chair) Alain Bouchard George A. Cope Timothy J. Hearn(b) Mary G. Powell

(a)	Mr. Witter joined the Board of Directors on July 1, 2021. Mr. Witter was appointed as member of the Audit and Risk Management Committee on July 27, 2021.
(b)

Mr. Hearn is not seeking reelection on the Board of Directors and will therefore cease to be a director, the Lead Director, and a member of each of the Human Resources Committee and of the Corporate Governance Committee on February 2, 2022.

Role and Responsibilities of the Founder and Executive Chairman of the Board and of the President and Chief Executive Officer

The Board of Directors has delegated to management the responsibility for day-to-day management of the business of the Company in accordance with the Company’s Operations Management Framework which was adopted by the Board of Directors. The Operations Management Framework sets out the overall authority of the Company’s management team as well as the level of management approval required for the various types of operations and transactions in the ordinary course of the Company’s business.

2021 MANAGEMENT PROXY CIRCULAR	47

Report of the Corporate Governance Committee

The role of Founder and Executive Chairman of the Board allows Mr. Serge Godin to devote his time to the development and implementation of strategic initiatives, including strengthening the Company’s partnerships with existing clients and fostering key relationships that lead to new business, including large outsourcing contracts and strategic mergers. The nature of the responsibilities of the Founder and Executive Chairman of the Board are such that he is a senior executive officer of the Company and is not an independent Chairman of the Board.

All operational and corporate functions, other than the office of the Founder and Executive Chairman of the Board which reports to the Founder and Executive Chairman of the Board, report to the President and Chief Executive Officer who reports directly to the Board of Directors. The President and Chief Executive Officer, jointly with the management team, develop the strategies and corporate objectives which are approved by the Board of Directors. Each year, the Human Resources Committee assesses the performance of executive officers in achieving the objectives and makes recommendations to the Board of Directors in relation to the grant and vesting of stock options, the award and vesting of PSUs and the payment of bonuses under the Profit Participation Plan to executive officers, including the Named Executive Officers.

Taken together, the Operations Management Framework and the corporate objectives approved by the Board of Directors annually define the scope of management’s authority and responsibilities, including those of the Founder and Executive Chairman of the Board and of the President and Chief Executive Officer, in relation to the Company’s day-to-day operations and the attainment of its objectives. At each regularly scheduled Board meeting the Founder and Executive Chairman of the Board and the President and Chief Executive Officer report on their stewardship of the Company’s operations, and their performance relative to fixed objectives is assessed annually. Ultimately, the Board of Directors reports to the shareholders at the Annual General Meeting of Shareholders.

Role and Responsibilities of the Lead Director and Standing Committee Chairs

Lead Director

The charter of the Board of Directors, which is incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of the Board of Directors earlier in this document), requires that the Board of Directors appoint a Lead Director from among the independent directors. The Lead Director is responsible for ensuring that the Board of Directors acts independently of the Company’s management and strictly in accordance with its obligations towards shareholders.

Mr. Timothy J. Hearn, an independent member of the Board of Directors, was appointed as CGI’s Lead Director on January 30, 2019. Mr. Hearn has decided that he will not seek reelection at the Meeting and, as a result, his term as a director, the Lead Director and as a member of each of the Human Resources Committee and of the Corporate Governance Committee will come to an end at the time of the Meeting. Following the Meeting, the Board of Directors will appoint another independent director as new Lead Director.

In fulfilling his responsibilities, the Lead Director provides input to the Founder and Executive Chairman of the Board in the preparation of the agendas of the meetings of the Board of Directors, sets the agenda for, and chairs the meetings of, the independent directors, and leads the annual self-evaluation process for the Board of Directors and director peer review process every two years.

Together with the Founder and Executive Chairman of the Board, the Lead Director facilitates the effective and transparent interaction of Board members and management. The Lead Director also provides feedback to the Founder and Executive Chairman of the Board and acts as a sounding board with respect to strategies, accountability, relationships and other matters.

Standing Committee Chairs

The role and responsibilities of each of the Chairs of the standing committees of the Board of Directors are set forth in the charter of each committee. The standing committees’ charters are incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of the Board of Directors earlier in this document).

The Chair of each committee is responsible for leading the committee’s work and, in that capacity, ensuring that the committee’s structure and mandate are appropriate and adequate to support the fulfilment of its responsibilities, that the committee has adequate resources as well as timely and relevant information to support its work, and that the scheduling, organization and procedures of committee meetings provide adequate time for the consideration and discussion of

48	2021 MANAGEMENT PROXY CIRCULAR

Report of the Corporate Governance Committee

relevant issues. The committee Chair is responsible for ensuring that the effectiveness of the committee is assessed on a regular basis.

The Chair presides the committee’s meetings and works with the Founder and Executive Chairman of the Board, the Corporate Secretary and the Company’s relevant executive officers in setting the agendas for each meeting and has the authority to convene special meetings of the committee. The Chair of the Corporate Governance Committee also works with the Founder and Executive Chairman of the Board, the Corporate Secretary and the Company’s relevant executive officers in setting the calendars of the committees’ meetings. The committee Chair acts as liaison with the Company’s management in relation to the committee’s work program and ensures that the committee reports to the Board of Directors at each subsequent meeting of the Board of Directors in relation to the committee’s deliberations, decisions and recommendations.

Criteria for Tenure on CGI’s Board of Directors

Each year, the Committee reviews all of the Company’s corporate governance practices as part of an exercise that takes place well in advance of the annual preparation and review of the Company’s Management Proxy Circular, so that such practices, including those that govern the conditions for tenure on the Board of Directors, receive careful consideration in advance of the Company’s fiscal year end and the preparation of materials for the Annual General Meeting of Shareholders.

Independence

CGI’s corporate governance practices require that a majority of the members of the Board of Directors be independent, as per the requirements set forth in National Instrument 52-110 – Audit Committees. This means that they must be and remain free from any material ties to the Company, its management and its external auditor that could, or could reasonably be perceived to, materially interfere with the directors’ ability to act in the best interests of the Company, and otherwise in keeping with the definitions of independence applicable under the governance regulations, rules and guidelines of the relevant stock exchanges and securities regulators.

The Board of Directors has concluded that the position of Lead Director, which has existed since 1996, ensures that the Board of Directors is able to act independently of management in an effective manner. The Lead Director holds meetings of the outside directors after each regular meeting of the Board of Directors, without management and related directors present.

The Board of Directors has determined that the directors identified as being independent in this Management Proxy Circular do not have interests in or relationships with CGI or with any of CGI’s significant shareholders that could, or could reasonably be perceived to, materially interfere with the directors’ ability to act in the best interests of the Company, and that they are therefore independent under applicable regulations, rules and guidelines.

The independence of the Board of Directors and each standing committee is further enhanced by their ability to engage outside advisors as needed. In addition, individual directors may also retain the services of outside advisors with the authorization of the Chair of the Committee.

Shareholders of CGI, or any other person who has an interest in the Company, who wish to contact CGI’s non-management or independent directors may do so by e-mail sent to the Lead Director at lead_director@cgi.com or by using the contact page for the Lead Director on CGI’s website at www.cgi.com.

Expertise and Financial and Operational Literacy

CGI’s corporate governance practices require that all members of the Board of Directors be both financially and operationally literate. The financial literacy of individual directors who do not sit on the Audit and Risk Management Committee need not be as extensive as that of members who sit on such committee. Having operational literacy means that the director must have substantial experience in the execution of day-to-day business decisions and strategic business objectives acquired as a result of meaningful past experience, such as a Chief Executive Officer or as a senior executive officer in another capacity but with a broad responsibility for operations.

The directors’ experience and subject matter expertise are examined by the Committee annually when it reviews and makes recommendations to the Board of Directors in relation to succession planning for the Board of Directors in the context of the Board of Directors and standing committee self-evaluation process (see the heading Self-Assessment and

2021 MANAGEMENT PROXY CIRCULAR	49

Report of the Corporate Governance Committee

Peer Review Process). Expertise in the vertical markets in which the Company operates (financial services; government; health; communications and utilities; and manufacturing, retail and distribution), operational expertise and literacy, and financial literacy make up the key criteria that are used to select candidates for Board membership, to review and determine the composition of the Board of Directors, and to assess the performance of directors annually as part of the annual Board of Directors and standing committee self-evaluation process. The Board of Directors’ objective in relation to its composition is to ensure that it has expert representation for each of the Company’s targeted vertical markets.

The members of the Board of Directors who serve on the Audit and Risk Management Committee must be operationally literate and be financially literate in accordance with applicable governance standards under applicable securities laws, regulations and stock exchange rules, and in the sense of having the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues such as those which could reasonably be expected to be raised by CGI’s financial statements.

The Committee and the Board of Directors have determined that all members of the Audit and Risk Management Committee are financially literate and that the Chair, Mr. Gilles Labbé, Mr. Frank Witter, and Ms. Alison C. Reed and Ms. Kathy N. Waller have the necessary experience to qualify as financial experts under the NYSE corporate governance rules and the rules adopted by the U.S. Securities and Exchange Commission (“SEC”) in accordance with the Sarbanes Oxley Act of 2002. Mr. Labbé is a Fellow of the Institute of Chartered Professional Accountants Canada (FCPA, FCA), Mr. Witter served as Chief Financial Officer of Volkswagen Group, Ms. Alison C. Reed is a Chartered Accountant (ACA) and served as Chief Financial Officer of Marks and Spencer plc and of Standard Life Assurance Company and Standard Life plc and Ms. Kathy N. Waller is a Certified Public Accountant (CPA, CGMA) and served as Executive Vice President, Chief Financial Officer and President, Enabling Services of The Coca-Cola Company.

The remaining members of the Audit and Risk Management Committee who are nominee directors, Messrs. Michael B. Pedersen and Stephen S. Poloz are financially literate in the sense that they have the knowledge and skills necessary to allow them to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues such as those which could reasonably be expected to be raised by CGI’s financial statements.

Mr. Michael B. Pedersen acquired his financial literacy at Barclays plc and CIBC, as well as while serving as Group Head, U.S. Banking of The Toronto-Dominion Bank and as President and Chief Executive Officer of TD Bank US Holding Company, TD Bank, N.A. and TD Bank USA, N.A. In his role as President and Chief Executive Officer, he was responsible for leading the bank’s retail and commercial banking operations in the United States.

Mr. Stephen S. Poloz acquired his financial literacy while serving as the Governor of the Bank of Canada and Chairman of the Bank of Canada’s board of directors, as well as while serving as Chair of the BIS Audit Committee and President and CEO of Export Development Canada, a major public sector financial intermediary providing various forms of insurance and lending to facilitate international business on behalf of Canadian companies.

50	2021 MANAGEMENT PROXY CIRCULAR

Report of the Corporate Governance Committee

The following table presents a skills matrix for each of the Company’s nominee directors:

	Operational Literacy				Financial Literacy			Governance and Human Resources
Director	Executive Leadership	Consulting Services and IT Industry	Geography	Vertical market	Finance	Accounting	Risk

Alain Bouchard	✓		Global	Manufacturing, retail and distribution	✓	✓	✓	✓

George A. Cope	✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

Paule Doré	✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

Julie Godin	✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

Serge Godin	✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

André Imbeau	✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

Gilles Labbé	✓	✓	Global	Manufacturing, retail and distribution	✓	✓	✓	✓

Michael B. Pedersen	✓		Global	Financial services	✓	✓	✓	✓

Stephen S. Poloz	✓		Global	Financial services	✓	✓	✓	✓

Mary G. Powell	✓		Global	Communications & Utilities	✓	✓	✓	✓

Alison C. Reed	✓		Global	Multiple vertical markets	✓	✓	✓	✓

Michael E. Roach	✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

George D. Schindler	✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

Kathy N. Waller	✓	✓	Global	Manufacturing, retail and distribution	✓	✓	✓	✓

Joakim Westh	✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

Frank Witter	✓		Global	Manufacturing, retail and distribution	✓	✓	✓	✓

2021 MANAGEMENT PROXY CIRCULAR	51

Report of the Corporate Governance Committee

Attendance at Board and Standing Committee Meetings

The Committee monitors director attendance in relation to the recommendation for directors to be proposed for election at the Annual General Meeting of Shareholders. The overall attendance rate for the nominee directors of CGI for fiscal 2021 was 99% for the Board of Directors, 100% for the Audit and Risk Management Committee, 95% for the Human Resources Committee and 94% for the Corporate Governance Committee. Detailed meeting and attendance information to regular meetings of the Board of Directors and its standing committees is provided in the following table.

Board and Standing Committee Meetings and Attendance

Year ended September 30, 2021

	Board Meetings Attended		Committee Meetings Attended
			Audit	6 regular meetings
			Governance	4 regular meetings
Director	7 regular meetings		Human Resources	4 regular meetings

Alain Bouchard	7 of 7	100%	Human Resources	3 of 4	75%

George A. Cope	7 of 7	100%	Human Resources	4 of 4	100%

			Governance	4 of 4	100%

Paule Doré	7 of 7	100%	Governance (Chair)	4 of 4	100%

Julie Godin	7 of 7	100%	N/A	–	–

Serge Godin (Executive Chair)	7 of 7	100%	N/A	–	–

Timothy J. Hearn(a)	7 of 7	100%	Human Resources	4 of 4	100%

			Governance	4 of 4	100%

André Imbeau	7 of 7	100%	N/A	–	–

Gilles Labbé	7 of 7	100%	Audit (Chair)	6 of 6	100%

Michael B. Pedersen	7 of 7	100%	Audit	6 of 6	100%

Stephen S. Poloz	7 of 7	100%	Audit	6 of 6	100%

Mary G. Powell	6 of 7	86%	Human Resources	4 of 4	100%

			Governance	3 of 4	75%

Alison C. Reed	7 of 7	100%	Audit	6 of 6	100%

Michael E. Roach	7 of 7	100%	N/A	–	–

George D. Schindler	7 of 7	100%	N/A	–	–

Kathy N. Waller	7 of 7	100%	Audit	6 of 6	100%

Joakim Westh	7 of 7	100%	Human Resources (Chair)	4 of 4	100%

Frank Witter(b)	3 of 3	100%	Audit	2 of 2	100%

(a)

Mr. Hearn is not seeking reelection on the Board of Directors and will therefore cease to be a director, the Lead Director and a member of each of the Human Resources Committee and of the Corporate Governance Committee on February 2, 2022.

(b)	Mr. Witter joined the Board of Directors on July 1, 2021. Mr. Witter was appointed as member of the Audit and Risk Management Committee on July 27, 2021.

52	2021 MANAGEMENT PROXY CIRCULAR

Report of the Corporate Governance Committee

Share Ownership Guideline for Directors

CGI’s directors are required to hold Class A subordinate voting shares or DSUs having a value of $300,000 within five years of their election or appointment to the Board of Directors pursuant to the Company’s share ownership guideline for directors. All directors currently comply with the ownership guideline. The share ownership on the part of the Company’s outside directors as at December 7, 2021 and the date on which their holdings must meet the minimum level of share ownership are set out in the following table.

Outside Directors’ Share Ownership(a)
Director	Fiscal Year	Number of Class A subordinate voting shares	Number of DSUs	Total number of Class A subordinate voting shares and DSUs	Total “at risk” value of Class A subordinate voting shares and DSUs(b)	Value of Class A subordinate voting shares or DSUs to be acquired to meet minimum ownership level	Date by which minimum ownership level must be met
Alain Bouchard	2021	25,000	22,747	47,747	$5,231,161		Complies with the ownership guideline
	2020	25,000	20,837	45,837	$4,484,692	N/A
	Change	0	1,910	1,910	$746,469

George A. Cope	2021	21,540	3,255	24,795	$2,716,540		Complies with the ownership guideline
	2020	21,540	1,346	22,886	$2,239,166	N/A
	Change	0	1,909	1,909	$477,374

Paule Doré	2021	54,274	14,249	68,523	$7,507,380		Complies with the ownership guideline
	2020	54,274	13,295	67,569	$6,610,951	N/A
	Change	0	954	954	$896,429

Timothy J. Hearn(c)	2021	28,000	10,047	38,047	$4,168,429		Complies with the ownership guideline
	2020	28,000	8,328	36,328	$3,554,332	N/A
	Change	0	1,719	1,719	$614,098

Gilles Labbé	2021	931	31,930	32,861	$3,600,251		Complies with the ownership guideline
	2020	15,000	29,809	44,809	$4,384,113	N/A
	Change	(14,069)	2,121	(11,948)	$(783,861)

Michael B. Pedersen	2021	24,350	10,131	34,481	$3,777,738		Complies with the ownership guideline
	2020	24,350	8,221	32,571	$3,186,747	N/A
	Change	0	1,910	1,910	$590,992

Stephen S. Poloz	2021	0	1,252	1,252	$137,169		June 8, 2025
	2020	0	298	298	$29,156	N/A
	Change	0	954	954	$108,013

Mary G. Powell	2021	0	750	750	$82,170		June 8, 2025
	2020	0	0	0	$0	N/A
	Change	0	750	750	$82,170

Alison C. Reed	2021	3,000	0	3,000	$328,680		Complies with the ownership guideline
	2020	3,000	0	3,000	$293,520	N/A
	Change	0	0	0	$35,160

Michael E. Roach	2021	951,335	6,058	957,393	$104,891,977		Complies with the ownership guideline
	2020	951,335	5,104	956,439	$93,577,992	N/A
	Change	0	954	954	$11,313,985

Kathy N. Waller	2021	0	4,901	4,901	$536,954		Complies with the ownership guideline
	2020	0	3,712	3,712	$363,182	N/A
	Change	0	1,189	1,189	$173,771

Joakim Westh	2021	15,000	0	15,000	$1,643,400		Complies with the ownership guideline
	2020	8,755	0	8,755	$856,589	N/A
	Change	6,245	0	6,245	$786,811

Frank Witter(d)	2021	0	303	303	$33,197		June 30, 2026
	2020	0	0	0	$0
	Change	0	303	303	$33,197

2021 MANAGEMENT PROXY CIRCULAR	53

Report of the Corporate Governance Committee

(a)	2021 information is provided as at December 7, 2021 and 2020 information is provided as at December 7, 2020.
(b)	Based on the closing prices of the Company’s shares on the TSX on December 7, 2021 ($109.56) and December 7, 2020 ($97.84) respectively.
(c)

Mr. Hearn is not seeking reelection on the Board of Directors and will therefore cease to be a director, the Lead Director, and a member of each of the Human Resources Committee and of the Corporate Governance Committee on February 2, 2022.

(d)	Mr. Witter joined the Board of Directors on July 1, 2021. Mr. Witter was appointed as member of the Audit and Risk Management Committee on July 27, 2021.

Availability and Workload

The Board of Directors has endorsed the Committee’s recommendation not to adopt formal guidelines on the number of boards or committees on which independent directors may sit on the basis that the contribution of each director to the work of the Board of Directors forms part of the Board of Directors’ self-assessment process and that arbitrary limits might not serve the interests of the Company.

Some nominee directors are presently directors of other public companies, as shown in the table below:

Director	Public Company	Committee(s)
Alain Bouchard	Alimentation Couche-Tard Inc. (TSX)	–
George A. Cope	Bank of Montreal (TSX, NYSE and NASDAQ)	Chair of the Board, member of the Governance and Nominating Committee and the Human Resources Committee
Serge Godin	Alstom SA (Euronext Paris)	Member of the Integration Committee
Gilles Labbé	Héroux-Devtek Inc. (TSX)	–
Michael B. Pedersen	SNC-Lavalin (TSX)	Member of the Human Resources Committee and of the Safety, Workplace, and Project Risk Committee
Stephen S. Poloz	Enbridge Inc. (TSX and NYSE)	Member of the Audit, Finance and Risk Committee and of the Safety and Reliability Committee
Mary G. Powell	Sunrun Inc. (NYSE)	–
Michael E. Roach	CAE Inc. (TSX and NYSE)	Member of the Audit Committee and of the Governance Committee
Kathy N. Waller	Beyond Meat, Inc. (NASDAQ) Cadence Bancorporation (NYSE) Delta Air Lines, Inc. (NYSE)

Chair of the Audit Committee and Member of the Nominating and Corporate Governance Committee and Compensation Committee

Member of the Risk Management Committee and Compensation Committee

Member of the Corporate Governance Committee, the Audit Committee and the Safety & Security Committee and Compensation Committee

Joakim Westh	Absolent Group AB (Nasdaq Stockholm) Saab AB (Nasdaq Stockholm) Swedish Match AB (Nasdaq Stockholm)	– Chair of the Audit Committee Chair of the Audit Committee
Frank Witter	Deutsche Bank AG (Frankfurt Stock Exchange and NYSE) Traton SE (Nasdaq Stockholm)	Member of the Audit Committee and Technology, Data and Innovation Committee Chair of the Audit Committee

The Board of Directors and the Committee have determined that none of the nominee directors’ commitments impair their capacity to serve the Company, the Board of Directors or any standing committee effectively.

Conflicts of Interest

A process is in place for directors to annually acknowledge CGI’s Code of Ethics and Business Conduct in the same way as all officers and members do. All directors have also declared their interests in all other companies where they serve as

54	2021 MANAGEMENT PROXY CIRCULAR

Report of the Corporate Governance Committee

directors or officers. The Board of Directors has endorsed the Committee’s recommendation to maintain the practice of having directors tender their resignation for consideration upon a major change in their principal occupation.

Director Orientation and Continuing Education Program

New Director Orientation

Each new director participates in a formal orientation program. The program consists of a detailed presentation of the Company’s current three-year strategic plan, coupled with a series of meetings between the new director and each of the Founder and Executive Chairman of the Board, the Lead Director, the President and Chief Executive Officer, the Chair of any standing committee to which the director will be assigned and other key senior executives of the Company. Depending on the director’s experience and background and the results of the executive meetings, additional meetings may be scheduled. In addition to the executive briefings, new directors receive CGI’s Director Reference Materials, a comprehensive set of documents containing both public and non-public information concerning the Company, which includes detailed information in relation to the Company, its operations, financial condition and management structure; policies and public disclosure record; the work programs and minutes of past meetings of the Board of Directors and of its standing committees; biographies of CGI’s key senior executive officers; materials related to the director’s duties and responsibilities, including, a summary of the Company’s insurance coverage for directors and officers liability; and the Company’s process for reporting transactions in its securities carried out by its reporting insiders.

Continuing Education Program

In addition to the formal orientation program, the directors participate in a continuing education program which provides “in-depth” information on key issues relating to the Company’s business, including the material risks the Company faces and recent developments in the global information technology market. Detailed presentations are also made to the standing committees on technical subjects such as the application of key accounting principles in the preparation of the Company’s financial statements, corporate governance rules and practices, and trends in executive officers’ and directors’ compensation.

Directors also receive updates on business and governance initiatives as well as responses to questions raised by the members of the Board of Directors from time to time. Directors who wish to do so may make arrangements with the Corporate Secretary to participate, at CGI’s expense, in board-level industry associations or conferences, to attend continuing education courses that are relevant to their role as a director of the Company or otherwise to pursue activities that contribute in a meaningful way to the value they bring to the Board of Directors.

All members of the Board of Directors are invited to attend CGI’s annual Leadership Conference, a key part of the Company’s strategic planning cycle and can participate in sessions of CGI’s Leadership Institute management professional development program, including CGI 101, a three-day immersive seminar for CGI managers covering all aspects of the Company’s business.

2021 Continuing Education Presentations

The following table lists key presentations that were made available to directors of the Company in fiscal 2021 both by CGI members and external providers:

Date	Presentation Topic	Attendance
March 2021	Health and Wellbeing	Board of Directors
March 2021	Data Privacy Regulation	Board of Directors
April 2021	Corporate Governance	Corporate Governance Committee
June 2021	Leadership Conference	Board of Directors
September 2021	Policy Framework	Audit and Risk Management Committee

Self-Assessment and Peer Review Processes

The Lead Director, in concert with the Committee, coordinates an annual self-assessment of the effectiveness of the Board of Directors as a whole and of its standing committees, as well as, every two years, a peer review of the independent directors. The Committee is also responsible for establishing the competencies, skills and qualities it seeks in new Board members and directors are assessed against the contribution they are expected to make by way of a questionnaire.

2021 MANAGEMENT PROXY CIRCULAR	55

Report of the Corporate Governance Committee

Once responses are received, the Lead Director compiles and analyses the results and discusses the self-assessments and peer reviews with each director. Following one-on-one discussions with directors, the Lead Director reviews the overall results of the annual self-assessment process and of the peer review process, with the Founder and Executive Chairman of the Board and the Co-Chair of the Board. The Committee then meets to review the results of the annual self-assessment process and of the peer review process, and subsequently presents the final results to the Board of Directors for discussion.

The peer review of the independent directors was scheduled for fiscal 2021. However, given the number of new directors having joined the Board of Directors during the year and the fact that few physical meetings had been held due to the COVID-19 pandemic, the Committee resolved to postpone the peer review to fiscal 2022.

The Board of Directors annually reviews the assessment of its performance and the recommendations provided by the Committee with the objective of increasing the Board’s effectiveness in carrying out its responsibilities. The Board of Directors takes appropriate action based on the results of the review process.

Retirement Age and Director Term Limits

The Board of Directors has endorsed the Committee’s recommendation not to adopt a formal retirement age or term limits for directors.

CGI’s success is due in large measure to the Company’s experience and expertise in the vertical markets in which it operates. The selection criteria for CGI’s Board of Directors, which are explained earlier in this document under the heading Expertise and Financial and Operational Literacy, recognize this and are designed to ensure that the Company has subject matter experts on the Board of Directors who can effectively provide intelligence, experience, expertise, and business and operational insight into each of the Company’s vertical markets. Imposing a term limit or an arbitrary retirement age would unnecessarily expose the Company to losing valuable expertise and insight that could not be easily replaced. The Committee and the Board of Directors are therefore of the view that a mandatory retirement age or term limits might arbitrarily and needlessly deprive the Board of Directors of valuable talent.

As with the other aspects of CGI’s corporate governance practices, term limits and formal retirement age for directors are considered on a regular basis by the Board of Directors. In the event of a vote, the directors who would be affected if such limits were adopted withdraw from the meeting and abstain from voting on the matter. The Board of Directors believes that the effectiveness of this approach to board renewal is proven as 62% of the independent nominee directors were not directors five years ago.

Nomination Process for the Board of Directors and Executive Officers

Board of Directors

The shareholders are responsible for electing CGI’s directors. The responsibility for proposing candidates for election by the shareholders lies with the Board of Directors, which relies on the recommendations of the Committee.

Based on the results of the Board of Directors self-evaluation and peer review process (see the heading Self-Assessment and Peer Review Processes earlier in this document) and, from time to time, on its own assessment of the needs of the Company, the Committee may recommend that the composition of the Board of Directors or its standing committees be varied in order to continue to serve the best interests of the Company and to ensure an appropriate succession of directors. By way of example, when it is appropriate to do so, additional directors may be appointed to committees so that knowledge is transmitted to new members to facilitate a smooth transition as standing committee composition evolves.

When changes to the composition of the Board of Directors are required, potential candidates are identified either through referrals from directors or senior management, or with the assistance of third parties. The selection of nominees from among the potential candidates is based on the candidate’s expertise and knowledge in the vertical markets in which the Company operates and their operational and financial literacy based on the Board of Directors’ skills matrix (see the heading Expertise and Financial and Operational Literacy earlier in this document), taking into account criteria that promote diversity, including gender (with the objective of having a Board of Directors composed of at least 30% of women), ethnicity, age, experience and geographical representation. The Committee, the Founder and Executive Chairman of the Board, the Co-Chair of the Board and the Lead Director consult with each other with respect to the actions to be taken and the necessary steps are then taken to interview the candidates and confirm their willingness to serve on the Board of Directors.

56	2021 MANAGEMENT PROXY CIRCULAR

Report of the Corporate Governance Committee

Once the selection of candidates is completed, the Committee recommends to the Board of Directors that the candidate or candidates be either appointed by the Board of Directors if there is a vacancy to be filled or if there is a need to increase the size of the Board of Directors, or be nominated for election at the next Annual General Meeting of Shareholders.

Five out of sixteen (or 31.25%) of CGI’s nominee directors are women. As previously mentioned (see the heading Diversity earlier in this document), the charters of the Board of Directors and of the Corporate Governance Committee include the Company’s objective of having a Board of Directors of which at least 30% would be women. CGI is very proud to have met this objective and we will continue to monitor our progress.

Succession Planning for Executive Officers

Succession planning is a priority of the Board of Directors as part of its responsibility to ensure that CGI has a robust pipeline of leaders at executive and management levels, including for the President and Chief Executive Officer position. As provided in its charter, the Board of Directors oversees the succession planning, including the appointment, training and monitoring, of senior management. The Human Resources Committee plays a key role in supporting the Board of Directors in its oversight of talent management and succession planning by reviewing annually the succession plan for the Chief Executive Officer and other executive roles. The Human Resources Committee also provides annually a report to the Board of Directors on succession planning, which identifies key talent and potential successors’ capabilities, the roles that they can assume in the future and the development programs required to prepare them for these roles.

The charter of the Human Resources Committee also provides that in identifying potential candidates for appointment as executive officers, the Human Resources Committee will consider the diversity of the executive team’s background, including in terms of gender, ethnicity, age and experience. As at the date of this Management Proxy Circular, four out of twenty-one (or approximately 19%) of the Company’s current executive officers, were women. In addition, a total of 15 women occupy senior management positions, which represents approximately 16% of the Company’s total number of senior managers.

Board of Directors Participation in Strategic Planning

The Board of Directors is directly and closely involved in the preparation and approval of CGI’s rolling three-year strategic plan which is reviewed and assessed annually by the Board of Directors.

CGI has adopted a bottom-up process for budgeting and strategic planning in order to ensure that the resulting business plan is as closely attuned as possible to maximizing the Company’s business opportunities and mitigating operational and other risks. The Board of Directors receives a detailed briefing early in the planning process covering all aspects of CGI’s strategic planning so that the directors are in a position to contribute to the process in a meaningful way before the final business plan has taken shape.

In keeping with CGI’s three-year rolling strategic planning process, the strategic plan begins with the initiatives, directions and priorities identified at the business unit level by the Company’s management team that are shared at the Company’s annual Leadership Conference. The Company’s rolling three-year strategic plan was presented to the directors in July for review and discussion. The Company’s fiscal 2022 business plan and budget was presented to, and approved by, the Board of Directors in September. The rolling three-year planning process provides a meaningful opportunity for the directors to contribute to the strategic planning process. In addition to the formal planning process, every Board of Directors meeting agenda features a standing item that serves as a forum for continuing free-ranging discussion between the Board of Directors and management in relation to the Company’s strategic direction.

Guidelines on Timely Disclosure of Material Information

CGI has adopted Guidelines on Timely Disclosure of Material Information (the “Disclosure Guidelines”) whose purpose is to ensure that communications with the investment community, regulator, the media and the general public about the Company, particularly in respect of material information, are timely, accurate, broadly released in accordance with, and otherwise responsive to, all applicable legal and regulatory requirements.

Under the Disclosure Guidelines, the Board of Directors has the responsibility to oversee the Company’s compliance with its continuous and timely disclosure obligations. The Board of Directors believes that it is management’s role to communicate on behalf of the Company with its shareholders and the investment community. The Company maintains an effective investor relations process to respond to shareholder questions and concerns. The Company also adopted the SPMF (which stands for Shareholder Partnership Management Framework, as defined under the heading CGI’s

2021 MANAGEMENT PROXY CIRCULAR	57

Report of the Corporate Governance Committee

Shareholders earlier in this document), which structures the processes and how information flows between CGI and the investment community, including both buy-side (institutional investor) and sell-side (investment dealer) research analysts. CGI obtained an ISO 9001 certification for the application of the SPMF in the Company’s operations.

The Board of Directors reviews and, where required, approves statutory disclosure documents prior to their dissemination to the market and to the Company’s shareholders.

Codes of Ethics

CGI’s Codes of Ethics are attached as Appendix A to CGI’s 2021 Annual Information Form which is available on the Canadian Securities Administrators’ website at www.sedar.com and on CGI’s website at www.cgi.com. A copy of the 2021 Annual Information Form will be provided to shareholders by CGI upon request.

The Codes of Ethics are comprised of CGI’s Code of Ethics and Business Conduct that applies to all members, officers and directors of CGI (and which incorporates CGI’s Anti-Corruption Policy) and CGI’s Executive Code of Conduct which supplements the Code of Ethics and Business Conduct for certain officers.

The Board of Directors monitors compliance with the Codes of Ethics and is, under its charter, responsible for any waivers of their provisions granted to directors or officers. No such waivers have been granted to date. The Committee is principally responsible for the annual review of the Codes of Ethics, overseeing compliance therewith, reviewing any request for a waiver from their application, and making recommendations on these matters to the Board of Directors.

Under the terms of the Code of Ethics and Business Conduct, all of CGI’s members are required to comply with its content and to assist with its application. In particular, the Code of Ethics and Business Conduct requires that incidents be reported to human resources, management, CGI’s Ethics Hotline, CGI’s Ethics Inbox or alternatively to the Corporate Secretary.

The Board of Directors has established procedures approved by the Audit and Risk Management Committee for the receipt, retention, and treatment of ethical incidents relating to, among others, accounting, internal accounting control or auditing matters, discrimination and harassment, corruption and data privacy, as well as other potential breaches of the Code of Ethics and Business Conduct (which incorporates CGI’s Anti-Corruption Policy) or of the Executive Code of Conduct. In that regard, the Company adopted an Ethics Reporting Policy, which allows members who wish to submit a report to do so via a third party ethics reporting hotline and secure website that ensures that members who wish to preserve their anonymity are able to do so with confidence. The Audit and Risk Management Committee is primarily responsible for the review and oversight of these incident reports. A quarterly report on incidents reported is provided by the Corporate Secretary to the Audit and Risk Management Committee.

An integration program has been designed for new members to become familiar with CGI’s policies, their responsibilities as members and the benefits to which they are entitled. In order to ensure that all CGI members are aware of the importance that the Company attaches to compliance with the Code of Ethics and Business Conduct, each new member is informed of its content and the process for reporting ethical incidents, and is required to undertake in writing to comply with its provisions. CGI’s Leadership Institute also provides new managers with an intensive curriculum of courses designed to allow them to become familiar with CGI’s methods of operation and its policies, including the Code of Ethics and Business Conduct and the process for reporting incidents. In addition, the Company provides an internet portal for all members to access the Company’s policies, including the Codes of Ethics and the process for reporting ethical incidents.

These measures are in addition to quarterly reports prepared for the Audit and Risk Management Committee by the internal audit department, the internal controls review function and the legal department. These quarterly reports may include reports of breaches of the Codes of Ethics when such breaches are raised in internal audit mandates or in claims made against the Company.

In addition to CGI’s Code of Ethics and Business Conduct, CGI’s principal executive and financial officers, including the Founder and Executive Chairman of the Board, the President and Chief Executive Officer, and the Executive Vice-President and Chief Financial Officer, the principal accounting officer or controller, and other persons performing similar functions, are subject to CGI’s Executive Code of Conduct which they are required to review and acknowledge on an annual basis.

58	2021 MANAGEMENT PROXY CIRCULAR

Report of the Corporate Governance Committee

CGI Federal Inc., the Company’s operating subsidiary that provides services to the U.S. Federal government, has adopted separate policies and procedures to comply with specific requirements under U.S. Federal government procurement laws and regulations.

CGI has also developed a Third Party Code of Ethics which applies to its business partners, including but not limited to, its primes, subcontractors, independent contractors, consultants, distributors, licensees, suppliers and other agents to ensure that they understand and adhere to the Company’s commitment to integrity and high standards of business conduct.

2021 MANAGEMENT PROXY CIRCULAR	59

Report of the Audit and Risk Management Committee

The Audit and Risk Management Committee of the Board of Directors is composed entirely of independent directors who meet the independence and experience requirements of National Instrument 52-110 – Audit Committees adopted by the Canadian securities regulators as well as those of the NYSE and of the SEC.

The Committee is composed of Mr. Gilles Labbé, Chair of the Committee, Messrs. Michael B. Pedersen, Stephen S. Poloz and Frank Witter, and Mses. Alison C. Reed and Kathy N. Waller. The Committee met six times during fiscal 2021. Mr. Labbé’s role and responsibilities as Chair of the Committee are described earlier in this document in the report of the Corporate Governance Committee under the heading Role and Responsibilities of the Lead Director and Standing Committee Chairs.

The role and responsibilities of the Committee are contained in the Committee’s charter, which is incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of the Board of Directors) and is available on the Canadian Securities Administrators’ website at www.sedar.com and on CGI’s website at www.cgi.com. The role and responsibilities of the Committee include:

•	reviewing all public disclosure documents containing audited or unaudited financial information concerning CGI;

•

identifying and examining the financial and operating risks to which the Company is exposed, reviewing the various policies and practices of the Company that are intended to manage those risks, and reporting on a regular basis to the Board of Directors concerning risk management;

•	reviewing and assessing the effectiveness of CGI’s accounting policies and practices concerning financial reporting;

•	reviewing and monitoring CGI’s internal control procedures, programs and policies and assessing their adequacy and effectiveness;

•	reviewing the adequacy of CGI’s internal audit resources including the mandate and objectives of the internal auditor;

•

recommending to the Board of Directors the appointment of the external auditor, asserting the external auditor’s independence, reviewing the terms of its engagement, conducting an annual auditor performance assessment, and pursuing ongoing discussions with it;

•	reviewing all related party transactions in accordance with the rules of IFRS and applicable laws and regulations;

•	reviewing the audit procedures including the proposed scope of the external auditor examinations; and

•	performing such other functions as are usually attributed to audit committees or as directed by the Board of Directors.

External Auditor

The Committee is required to assert the independence of CGI’s external auditor addresses the applicable criteria with the external auditor and obtains yearly confirmations from it as to its independence.

Auditor Independence Policy

In order to satisfy itself as to the independence of the external auditor, the Committee has adopted an auditor independence policy which covers (a) the services that may and may not be performed by the external auditor, (b) the governance procedures to be followed prior to retaining services from the external auditor, and (c) the responsibilities of management and the Committee. The following is a summary of the material provisions of the policy.

Performance of Services

Services are either acceptable services or prohibited services.

The acceptable services are audit and review of financial statements, prospectus work, the audit of pension plans, special audits on control procedures, tax planning services on mergers and acquisitions activities, due diligence relating to mergers and acquisitions, tax services related to transfer pricing, sales tax planning and returns, research and interpretation related to taxation, research relating to accounting issues, tax planning services, preparation of tax returns, and all other services that are not prohibited services. The prohibited services are: bookkeeping services, the design and implementation of financial information systems, appraisal or valuation services or fairness opinions, actuarial services, internal audit services, management functions, human resources functions, broker-dealer services, legal services, services based on contingency fees, and expert services.

60	2021 MANAGEMENT PROXY CIRCULAR

Report of the Audit and Risk Management Committee

Governance Procedures

The following control procedures are applicable when considering whether to retain the external auditor services:

For all services falling within the permitted services category, whether they are audit or non-audit services, a request for approval must be submitted to the Committee through the Executive Vice-President and Chief Financial Officer prior to engaging the auditor to perform the services.

In the interests of efficiency, certain permitted services are pre-approved quarterly by the Committee and thereafter only require approval by the Executive Vice-President and Chief Financial Officer as follows:

•	The Committee can pre-approve envelopes for certain services to pre-determined dollar limits on a quarterly basis;

•	Once pre-approved by the Committee, the Executive Vice-President and Chief Financial Officer may approve the services prior to the engagement;

•	For services not captured within the pre-approved envelopes and for costs in excess of the pre-approved amounts, separate requests for approval must be submitted to the Committee; and

•	At each meeting of the Committee, a consolidated summary of all fees by service type is presented including a breakdown of fees incurred within each of the pre-approved envelopes.

Management and Committee Responsibilities

Management and the Committee are the Company’s two key participants for the purposes of the Company’s Auditor Independence Policy. The primary responsibilities of management are creating and maintaining a policy that follows applicable auditor independence standards, managing compliance with the policy, reporting to the Committee all mandates to be granted to the external auditor, and monitoring and approving services to be performed within the pre-approved envelopes.

The primary responsibilities of the Committee are nominating the external auditor for appointment by the Company’s shareholders, approving fees for audit services, approving the Auditor Independence Policy and amendments thereto, monitoring management’s compliance with the policy, obtaining yearly confirmations of independence from the external auditor, monitoring audit partner rotation requirements, monitoring the twelve month “cooling off” period when hiring members of the audit engagement team in a financial reporting oversight role, reviewing the appropriateness of required audit fee disclosure, interpreting the Auditor Independence Policy, and approving all mandates of the auditor or pre-approving envelopes for specific services.

Under the Auditor Independence Policy, the Committee has the ultimate responsibility to assert the independence of CGI’s external auditor.

Annual External Auditor Assessment

The Committee performs an annual assessment process to assist in making its recommendation to the Board of Directors in relation to the appointment of the Company’s external auditors. In fiscal 2021, the process was initiated in November and was completed prior to the Committee’s recommendation that was made on December 7, 2021.

The annual external auditors’ assessment is based on the recommendations of Chartered Professional Accountants Canada in collaboration with the Canadian Public Accountability Board. The process is expected to provide an additional element of structure for the Committee in making its recommendation and to help in identifying areas for improvement for the external audit firm and the Company’s audit processes.

2021 MANAGEMENT PROXY CIRCULAR	61

Report of the Audit and Risk Management Committee

Fees Billed by the External Auditor

During the years ended September 30, 2021 and 2020, CGI’s external auditor invoiced the following fees for its services:

	Fees billed
Service retained	2021	2020

Audit fees	$6,990,722	$7,900,049

Audit related fees(a)	$1,297,931	$1,398,224

Tax fees(b)	$2,078,521	$2,102,969

All other fees(c)	$17,145	$9,338

Total fees billed	$10,384,319	$11,410,580
(a)

The audit related fees billed by the external auditor for the fiscal years ended September 30, 2021 and 2020 were primarily in relation to service organization control procedures audits and assistance.

(b)	The tax fees billed by the external auditor for the fiscal years ended September 30, 2021 and 2020 were in relation to tax compliance and advisory services.
(c)	The other fees billed by the external auditor for the fiscal years ended September 30, 2021 and September 30, 2020 were not significant.

Related Party Transactions

The Committee is responsible under its charter for reviewing and making recommendations to the Board of Directors in relation to any transaction in which a director or a member of senior management has an interest. To the extent that it is necessary to do so, the Committee may retain outside advisors to assist it in reviewing related party transactions.

For more important transactions, the Board of Directors generally establishes a special committee made up entirely of independent directors that is mandated to review the transaction and to make a recommendation to the Board of Directors. Such committee may retain independent legal and financing advisors to assist in reviewing the transaction.

Whether it is the Committee or a special committee, the committee mandated with reviewing the transaction tables its report with the Board of Directors and it is the Board of Directors that has the responsibility of approving the transaction if it determines that it is appropriate to do so.

No such ad hoc committee was established or required to be established in fiscal 2021.

Other Business to be Transacted at the Annual General Meeting of Shareholders

Management of the Company is not aware of any matter to be submitted at the Meeting other than the matters set forth in the Notice of Meeting. Every proxy given to any person in the form of proxy that accompanied the Notice of Meeting will confer discretionary authority with respect to amendments or variations to the items of business identified in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting.

62	2021 MANAGEMENT PROXY CIRCULAR

Additional Information

The Company will provide to any person, upon request to the Corporate Secretary, a copy of this Management Proxy Circular, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Management Proxy Circular.

Additional financial and other information relating to the Company is included in its 2021 Annual Audited and Quarterly Unaudited Consolidated Financial Statements, annual and quarterly Management’s Discussion and Analysis of Financial Position and Results of Operations and other continuous disclosure documents which are available on the Canadian Securities Administrators’ website at www.sedar.com and on EDGAR at www.sec.gov. For additional copies of this Management Proxy Circular, for a copy of the Company’s Notice of Intention in relation to its NCIB, or other financial information, please contact Investor Relations by sending an e-mail to ir@cgi.com, by visiting the Investors section on the Company’s website at www.cgi.com, or by contacting us by mail or phone:

Investor Relations

CGI Inc.

1350 René-Lévesque Boulevard West

15th Floor

Montréal, Quebec, Canada

H3G 1T4

Tel.: +1-514-841-3200

Shareholder Proposals

The Company received five shareholder proposals for inclusion in this Management Proxy Circular for which the texts are reproduced in Appendix C hereto. The texts of such proposals have not been modified from their original French version except that they have been translated. Although the Company agreed with MÉDAC that only two proposals would be presented at the Meeting for a vote, the Company addresses its views to each proposal in Appendix C hereto.

To propose any matter for a vote by the shareholders at an annual meeting of CGI, a shareholder must send a proposal to the Corporate Secretary at CGI’s office at 1350 René-Lévesque Boulevard West, 25th Floor, Montréal, Quebec, Canada, H3G 1T4 at least 90 days before the anniversary date of the notice for the previous year’s annual meeting. Proposals for CGI’s 2022 annual meeting must be received no later than September 8, 2022. CGI may omit any proposal from its Management Proxy Circular and annual meeting for a number of reasons under applicable regulation.

Approval by the Directors

The Board of Directors has approved the content and the delivery of this Management Proxy Circular.

Serge Godin

Founder and Executive Chairman of the Board

2021 MANAGEMENT PROXY CIRCULAR	63

Appendix A

Stock Options and Share-Based Awards held by Named Executive Officers

The following tables show all outstanding stock options (referred to as option-based awards) and PSUs (referred to as share-based awards) held by the Named Executive Officers as at September 30, 2021.

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested(c) (#)	Market or payout value of share-based awards that have not vested(b)(d) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Serge Godin Founder and Executive Chairman of the Board				0	227,954	24,525,571
Total:				0	227,954	24,525,571

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested(c) (#)	Market or payout value of share-based awards that have not vested(b)(d) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
George D. Schindler President and Chief Executive Officer	156,977	23.65	November 26, 2022	13,176,649
	53,226	36.15	September 30, 2023	3,802,465
	113,695	37.82	September 22, 2024	7,932,500
	117,000	48.16	September 22, 2025	6,953,310
	289,721	63.23	September 26, 2026	12,852,024
	168,884	63.23	September 24, 2027	7,491,694
	194,836	85.62	September 22, 2028	4,280,547	201,693	21,613,839
Total:				56,489,189	201,693	21,613,839

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised exercise options(a) (#)	Option price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested(c) (#)	Market or payout value of share-based awards that have not vested(b)(d) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
François Boulanger Executive Vice-President and Chief Financial Officer	35,495	48.16	September 22, 2025	2,109,468
	97,127	63.23	September 26, 2026	4,308,554
	53,725	63.23	September 24, 2027	2,383,241
	59,260	85.62	September 22, 2028	1,301,942	57,028	6,135,643
Total:				10,103,205	57,028	6,135,643

64	2021 MANAGEMENT PROXY CIRCULAR

Appendix A

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested(c) (#)	Market or payout value of share-based awards that have not vested(b) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Jean-Michel Baticle President and Chief Operating Officer	7,610	24.29	January 29, 2023	633,913
	27,153	36.15	September 30, 2023	1,939,810
	64,071	37.82	September 22, 2024	4,470,234
	58,500	48.16	September 22, 2025	3,476,655
	15,812	63.23	September 26, 2026	701,420
	28,219	63.23	September 24, 2027	1,251,795
	29,855	85.62	September 22, 2028	655,914	34,956	3,760,916
Total:				13,129,741	34,956	3,760,916

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested(c) (#)	Market or payout value of share-based awards that have not vested(b)(d) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Timothy J. Hurlebaus President, United States Operations, Commercial and State Government	3,033	48.16	September 22, 2025	180,251
	16,825	63.23	September 26, 2026	746,357
	11,163	63.23	September 24, 2027	495,191
	30,006	85.62	September 22, 2028	659,232

					28,692	3,074,694
Total:				2,081,031	28,692	3,074,694

(a)

Shows stock options held as at September 30, 2021. Please refer to the headings Stock Options Granted as part of Fiscal 2021 Compensation and Performance Factors and Vesting Conditions earlier in this document for an explanation of stock options and performance factors.

(b)	Based on $107.59, the closing price of the Company’s Class A subordinate voting shares on the TSX on September 30, 2021, the last trading day in fiscal 2021.
(c)

Shows PSUs held as at September 30, 2021 and which have not vested, and include PSUs that had been awarded on October 1, 2020 as part of the Named Executive Officers’ target compensation for fiscal 2021 and for which performance-based vesting was only determined after September 30, 2021. Please refer to the headings Performance Share Units Awarded in Fiscal 2021 and Performance Factors and Vesting Conditions earlier in this document for an explanation of PSU awards in fiscal 2021 and performance factors.

(d)

Shows the market value for the aggregate number of PSUs held as at September 30, 2021 and which had not vested, as indicated in footnote (c) above. For Messrs. Serge Godin, Francois Boulanger and Jean-Michel Baticle, the market value was calculated based on $107.59, the closing price of the Company’s Class A subordinate voting shares on the TSX on September 30, 2021, the last trading day in fiscal 2021. For Messrs. George D. Schindler and Timothy J. Hurlebaus, the market value was calculated using the closing price of the Company’s Class A subordinate voting shares on the NYSE on September 30, 2021 multiplied by the average foreign exchange rates used for financial reporting purposes on page 18 of the Management’s Discussion and Analysis for the years ended September 30, 2021 and 2020.

2021 MANAGEMENT PROXY CIRCULAR	65

Appendix B

Stock Options and Share-Based Awards held by Directors

The following tables show all outstanding stock options (referred to as option-based awards) held by the members of the Board of Directors who are not Named Executive Officers as at September 30, 2021 as well as the in-the-money value of such stock options. For outside members of the Board of Directors, the following tables also show the market value of outstanding and vested DSUs (referred to as share-based awards) granted in respect of fiscal 2021 and previous fiscal years. For more information, please refer to the headings Stock Options Held by Directors and Deferred Stock Units and Deferred Stock Units Granted to Directors earlier in this document. All DSUs are fully vested at the time of issuance.

The corresponding information for directors who are also Named Executive Officers may be found in Appendix A.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Alain Bouchard	3,813	27.28	April 28, 2023	306,222
	650	30.79	July 10, 2023	49,920
	2,442	36.15	September 30, 2023	174,456
	1,198	38.41	October 16, 2023	82,878
	1,471	34.68	January 22, 2024	107,251
	1,410	36.17	April 16, 2024	100,702
	1,360	37.50	July 23, 2024	95,322
	2,500	37.82	September 22, 2024	174,425
	1,340	38.07	October 29, 2024	93,157
	1,077	47.36	January 21, 2025	64,868
	1,067	56.69	April 15, 2025	54,310
	1,286	50.94	July 22, 2025	72,852
	1,537	47.81	October 14, 2025	91,882			2,447,360
Total:				1,468,245			2,447,360

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
George A. Cope	0	N/A	N/A	0			350,226
Total:				0			350,226

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Paule Doré	625	37.82	September 22, 2024	43,606			1,533,117
Total:				43,606			1,533,117

66	2021 MANAGEMENT PROXY CIRCULAR

Appendix B

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Julie Godin	33,363	23.65	November 26, 2022	2,800,490
	25,000	23.65	November 26, 2022	2,098,500
	21,367	37.11	November 12, 2023	1,505,946
	37,898	37.82	September 22, 2024	2,644,143
	26,000	48.16	September 22, 2025	1,545,180
	50,639	63.23	September 26, 2026	2,246,346
	28,293	63.23	September 24, 2027	1,255,077
	29,056	85.62	September 22, 2028	638,360
					32,614	3,508,940
Total:				14,734,042	32,614	3,508,940

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Timothy J. Hearn(d)	2,500	46.92	January 27, 2025	151,675
	462	56.69	April 15, 2025	23,516	1
	825	50.94	July 22, 2025	46,736
	910	47.81	October 14, 2025	54,400
							1,080,964
Total:				276,327			1,080,964

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
André Imbeau	2,500	39.47	November 11, 2024	170,300
	2,000	48.16	September 22, 2025	118,860
	9,250	52.63	November 9, 2025	508,380
	16,603	63.23	September 26, 2026	736,509
	17,525	63.23	September 24, 2027	777,409
	14,916	85.62	September 22, 2028	327,705
	6,350	110.73	November 30, 2029	0
	14,930	97.84	December 6, 2030	145,568
Total:				2,784,731

2021 MANAGEMENT PROXY CIRCULAR	67

Appendix B

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Gilles Labbé	1,315	19.39	January 26, 2022	115,983
	1,278	21.31	April 19, 2022	110,266
	1,172	23.99	July 26, 2022	97,979
	1,075	26.16	October 18, 2022	87,537
	3,813	23.65	November 26, 2022	320,063
	1,152	24.41	January 23, 2023	95,823
	277	27.12	February 13, 2023	22,290
	1,925	26.62	April 17, 2023	155,867
	1,665	30.79	July 10, 2023	127,872
	2,442	36.15	September 30, 2023	174,456
	1,334	38.41	October 16, 2023	92,286
	1,658	34.68	January 22, 2024	120,885
	1,590	36.17	April 16, 2024	113,558
	1,533	37.50	July 23, 2024	107,448
	2,500	37.82	September 22, 2024	174,425
	1,510	38.07	October 29, 2024	104,975
	1,214	47.36	January 21, 2025	73,119
	1,014	56.69	April 15, 2025	51,613
	1,129	50.94	July 22, 2025	63,958
	1,203	47.81	October 14, 2025	71,915
							3,435,386
Total:				2,282,318			3,435,386

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Michael B. Pedersen	0	N/A	N/A	0			1,090,009
Total:				0			1,090,009

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Stephen S. Poloz	0	N/A	N/A	0			134,784
Total:				0			134,784

68	2021 MANAGEMENT PROXY CIRCULAR

Appendix B

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Mary G. Powell	0	N/A	N/A	0			80,733
Total:				0			80,733

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Alison C. Reed	0	N/A	N/A	0			0
Total:				0			0

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Michael E. Roach	0	N/A	N/A	0			651,866
Total:				0			651,866

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Kathy N. Waller	0	N/A	N/A	0			527,305
Total:				0			527,305

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Joakim Westh	0	N/A	N/A	0			0
Total:				0			0

2021 MANAGEMENT PROXY CIRCULAR	69

Appendix B

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Frank Witter(e)	0	N/A	N/A	0			32,697
Total:				0			32,697

(a)	Shows stock options held as at September 30, 2021.
(b)	Based on $107.59, the closing price of the Company’s Class A subordinate voting shares on the TSX on September 30, 2021, the last trading day in fiscal 2021.
(c)	Shows the aggregate payout value of DSUs granted in respect of fiscal 2021 and previous fiscal years.
(d)

Mr. Hearn is not seeking reelection on the Board of Directors and will therefore cease to be a director, the Lead Director, and a member of each of the Human Resources Committee and of the Corporate Governance Committee on February 2, 2022.

(e)	Mr. Witter joined the Board of Directors on July 1, 2021. Mr. Witter was appointed as member of the Audit and Risk Management Committee on July 27, 2021.

70	2021 MANAGEMENT PROXY CIRCULAR

Appendix C

Shareholder Proposals

Proposal Number One – Increase Formal Employee Representation in Highly Strategic Decision-Making

Proposal

It is proposed that the Board of Directors assess means to increase employee participation in the Board’s decision-making. It is suggested that the findings of this reflection be reported at the next annual meeting in 2023.

The health and economic crisis has reminded us of the importance of employee health and well-being within an organization, the benefits of which are well known: higher level of job satisfaction, deeper sense of belonging, higher commitment rate, increased productivity, reduced absenteeism, lower insurance costs and reduced risks of work-related accidents or illnesses. In the coming years, boards of directors will be faced with a number of issues related to talent development and management.

In recent years, boards of directors have made a point of increasing the quality of their decision-making by drawing on a wide range of experience and skills and by involving as many people as possible of all genders, ages, origins and religions. Although our boards of directors are comprised of a majority of independent directors, they lack an employee vision that could bring an alternative perspective on the organization’s operational and strategic issues, better oversight of senior management decisions and a better balance between decisions made with a short-term perspective and those made with a long-term perspective, since employees tend to focus on the long term.1 The most recent edition (2018) of the UK Corporate Governance Code2 called for consideration of various initiatives to increase employee participation in the highly strategic decisions of organizations, including the following: the creation of a statutory workforce advisory panel, the appointment of a director to liaise with workers, or the appointment as a director of at least one employee other than the CEO.

We are fully convinced that direct and formal employee contribution into strategic decision-making would be of great value, particularly with regard to decisions that have important talent development and management components. We are therefore tabling this proposal and are confident that, at the next annual meeting in 2023, the Company will propose measures to ensure that its employees are engaged and provide their insights.

Board of Directors Response

At the heart of CGI’s ownership culture is the company’s commitment to always seek the best equilibrium between its three stakeholders: clients, shareholders and employees (whom we call members as 85% of them are also shareholders), while acting as a responsible corporate citizen in the communities where we live and work. Through a systematic, yearly planning exercise, CGI solicits feedback from its stakeholders to ensure that our local and global planning aligns to client demand, shareholder expectations, and member aspirations. Members are empowered and accountable to act as owners by understanding our global strategy and sharing input to help shape our direction.

The process starts with our members who provide input through a bespoke, yearly online consultation. Comprised of quantitative and qualitative questions, the consultation covers all of CGI’s strategic goals. Such questions, measures and indicators are the same that are used throughout the Company. Global, local and comparative results are made visible and monitored at all management levels and by the Board of Directors. They are also regularly reviewed and discussed with all of our members. As a result of the consultation, CGI leaders receive valuable feedback about members’ understanding of the Company’s priorities, members’ views on how effective the Company is in implementing those priorities, and members’ ideas to improve key initiatives and investments. In 2021, over 70% of CGI members participated in the consultation.

Member feedback – along with inputs from clients and shareholders – forms the basis for discussions at our annual leadership conference. After the leadership conference, inputs from our stakeholders, including our members, help inform the proposed adjustments to the Company’s Goals, Measures, and Priorities within our rolling 3-year strategic plan. These

[1]	Andreas KOKKINIS and Konstantinos SERGAKIS, “A flexible model for efficient employee participation in UK companies.” (2020) 20-2 J. Corp. Law Stud. 453-493, DOI: 10.1080/14735970.2020.1735161.
[2]	Financial Reporting Council – 2018 – The UK Corporate Governance Code
https://www.frc.org.uk/getattachment/88bd8c45-50ea-4841-95b0-d2f4f48069a2/2018-UK-Corporate-Governance- Code-FINAL.PDF

2021 MANAGEMENT PROXY CIRCULAR	71

Appendix C

proposed adjustments are discussed and approved by the Executive Committee and the Board of Directors and subsequently cascaded to CGI’s leaders to use in their annual business plans. CGI leaders “close the loop” with members by sharing insights from stakeholders and the resulting operational business plans during our Annual Tour, where members can ask questions to better understand the Company’s strategic direction, how their input helped shape the business plans, and their role in contributing to the success of our Company.

While certain initiatives may work in other jurisdictions, we do not believe that they are appropriate or necessary in our context and we believe that our members are already highly involved in our strategic decision-making.

The Board of Directors therefore recommends that shareholders VOTE AGAINST the proposal regarding increasing formal employee representation in strategic decision-making.

72	2021 MANAGEMENT PROXY CIRCULAR

Appendix C

Proposal Number Two – French as the Official Language

Proposal

It is proposed that French be the language of the Company, in particular the language of work in Quebec, including the language used at annual meetings. The official status of the French language must be formally stated in writing in the Company’s letters.

The Company’s head office is in Quebec, a French-speaking nation.

The Nation of Quebec has existed for over 400 years, and the official language of Quebec is French.

The Nation of Quebec is the only French-speaking nation in America.

The language of a people is its most essential and fundamental characteristic – an existential attribute.

The diversity of the world cannot in any way be reduced to matters strictly related to the biological nature of individuals or the arbitration of individual privileges. The diversity of the world is first and foremost a collective matter based essentially on the culture of peoples.

Through its territorial nation and public institutions, starting with its National Assembly, Constitution and Charters, the people of Quebec ensure the protection of linguistic diversity in the world by rigorously protecting the collective and public nature of its language. The spirit of the Legislation is clear,1 and that may also be said of the reforms to federal2 and Quebec Legislation.3

The respect and promotion of this global diversity attribute is notably a matter of social responsibility for all companies.

This is in the interest of all stakeholders, starting with the community as a whole, regardless of background.

Sustainable development and long-term performance cannot be conceived otherwise.

It is the duty of society to show scrupulous respect for these sacred principles.

Also, it is altogether possible to do business anywhere in the world with a head office that operates in the language of the nation where it is located.4

For example, the annual general meetings of shareholders of Samsung1 (Suwon), Heineken2 (Amsterdam), Nissan3 (Yokohama), Foxconn4 (Taiwan) and Volkswagen5 (Wolfsburg) are respectively held in Korean, Dutch, Japanese, Mandarin and German, whereas the meetings of L’Oréal6 (Clichy), Danone7 (Paris), Christian Dior8 (Paris) and LVMH9 (Paris) are all held in French. The content is translated into other languages. The principle is simple and clear.

The French language is not an option. It is the collective instrument for communication. Besides, as far as foreign languages are concerned, we can rely on translation, simultaneous or not.

French is the language of all of us.

This is a collective issue of fairness, justice and dignity – a national issue.

[1]	La Charte de la langue française : une entrave […] http://hdl.handle.net/11143/10216
[2]	Bill C-32 https://parl.ca/DocumentViewer/en/43-2/bill/C-32/first-reading
English and French: Towards a Substantive Equality […] https://www.canada.ca/en/canadian-heritage/corporate/publications/general-publications/equality-official-languages.html
[3]	Bill 96 http://assnat.qc.ca/en/travaux-parlementaires/projets-loi/projet-loi-96-42-1.html
[4]	Comment se conclut un « deal » en français? […] http://collections.banq.qc.ca/ark:/52327/1832243
[1]	AAA 2021 Samsung https://www.youtube.com/watch?v=v8l9iOOv58A
[2]	AAA 2021 Heineken https://www.theheinekencompany.com/sites/theheinekencompany/files/Downloads/PDF/AGM 2021/20210609% 20Heineken N.V. Notulen AvA.pdf
[3]	AAA 2021 Nissan https://www.youtube.com/watch?v=OS9Sm3Rgt9k
[4]	AAA 2021 Foxconn https://www.youtube.com/watch?v=pPNJ37Rt3Q0
[5]	AAA 2021 Volkswagen https://www.volkswagenag.com/de/InvestorRelations/annual-general-meeting.html
[6]	AAA 2021 THE ORÉAL https://www.loreal-finance.com/fr/assemblee-generale-2021
[7]	AAA 2021 DANONE https://www.danone.com/fr/investor-relations/shareholders/shareholders-meeting.html
[8]	AAA 2021 Christian DIOR https://voda.akamaized.net/dior/1520614_605ded3e38389/
[9]	AAA 2021 LVMH https://www.lvmh.fr/actionnaires/agenda/assemblee-generale-2021/

2021 MANAGEMENT PROXY CIRCULAR	73

Appendix C

Board of Directors Response

Founded in 1976 in Québec City and proudly headquartered in Montréal, CGI is amongst the largest independent information technology and business consulting services firms in the world.

On a global scale, CGI operates in 40 different countries through 80,000 consultants and professionals and across 400 offices worldwide. We provide an inclusive and diverse work environment that reflects the communities in which we operate. Our employees, whom we call members as 85% of them are also owners of the Company, speak more than 30 languages in their respective workplaces.

In the province of Quebec, CGI employs approximately 7,500 consultants and professionals across Quebec and has offices located in Montréal, Québec City, Gatineau, Drummondville, Saguenay, Sherbrooke and Shawinigan. Across Quebec, our activities support a network of more than 950 suppliers, including some 300 information technology specialists from small and medium enterprises. CGI is a major contributor to the development and growth of Quebec’s information technology sector.

As an organization that does business in Quebec, we comply with the Charter of the French Language and other laws and regulations applicable in Quebec, including those that pertain to language. CGI adheres to all requirements related to the French language in its business activities and operations in Quebec. We are committed to utilizing and promoting the French language in Quebec by ensuring that our three stakeholders (our clients, shareholders and members) can communicate with us, receive services or communications, and work, in French.

CGI’s shareholders are diverse both because we are a multinational company and because a vast majority of our 80,000 worldwide members are also shareholders through our share purchase plan. In an effort to promote meaningful dialogue with all our shareholders, our annual general meetings are conducted in both French and English. Any portion of our meeting conducted in English is simultaneously translated into French and our meetings can easily and freely be listened to, in their entirety, in French, at the choice of the participant. Furthermore, all of our meeting material is available in French and all shareholders at our meetings are encouraged to ask questions and vote in the language of their choice.

The Board of Directors recommends that shareholders VOTE AGAINST the proposal regarding the French language being the sole language of use at the Company’s annual general meetings and the inclusion of the status of the French language in the Company’s constating documents.

74	2021 MANAGEMENT PROXY CIRCULAR

Appendix C

Proposal Number Three – Representation of Women in Management

Proposal

It is proposed that the Company publish, on an annual basis, in the form it sees fit, a report on the representation of women in management positions, from entry-level positions to senior-level positions, immediately below the position of president.

The pandemic has completely transformed our economy and our various work environments. The crisis has hit women particularly hard. Millions of them had to quit their jobs or go part-time, or were simply laid off, due to the nature of their work or the economic sector in which they worked. As a result, companies find themselves with far fewer women in management positions or on the path to becoming future leaders. This will only exacerbate a situation that already existed. According to a study by McKenzie,1 although 50% of entry-level positions in the Canadian organizations surveyed by this firm are held by women, this percentage falls to 31% in vice-president positions and to 14% in CEO positions, as illustrated in the chart below.

Notably, there are measures “to help women lessen the career and financial impacts of unpaid parental leave and part-time work”2, as women are still more likely than men to experience this kind of professional situation, which constitutes a barrier to their advancement.

Companies cannot risk losing more women in management positions. The report proposed here will provide an overview of the situation at these different levels, encourage senior management to set gender diversity targets for each level and inform all stakeholders of the strategies that will be implemented to ensure a strong business recovery, especially after the health crisis comes to an end.

Board of Directors Response

In our annual Corporate Social Responsibility Annual Report, we include gender split percentages by total employees and by management roles. This annual report is available on our website. See the following link: https://www.cgi.com/en/brochure/corporate-social-responsibility/cgi-csr-2020-report.

In all countries in which it is required, we provide gender split data to governments and regulatory bodies for employment and pay practices to ensure equitable opportunity for women. This includes Pay Equity practices in Canada (Quebec and Ontario) and the Federal Contractors Program for Employment Equity. In addition, CGI’s 2020 UK Gender Pay Gap Report is also available online at: https://www.cgi.com/sites/default/files/2020-07/cgi-gender-pay-gap-report-2020.pdf.

[1]	The Present and Future of Women at Work in Canada

https://www.mckinsey.com/~/media/mckinsey/featured%20insights/gender%20equality/
the%20present%20and%20future%20of%20women%20at%20work%20in%20canada/
the-present-and-future-of-women-at-work-in-canada-vf.ashx

[2]	Ibid, see the Shared Care program of the Australian company Aurizon, among other examples.

2021 MANAGEMENT PROXY CIRCULAR	75

Appendix C

Globally, we have numerous programs specifically targeted to women to support career progression across all of our Strategic Business Units. Some examples include: Women in Technology Mentoring Program (Canada); L’Effet A/Ambition Challenge (Canada, France) for high potential leaders; EmpowHer (Central and Eastern Europe) leadership development for high potential consultants; Promotion Panel Preparation Sessions for Women (United Kingdom and Australia).

Our global Women of CGI network aims to support the overall success of women in our organization through programs and initiatives that offer personal and professional development, foster talent, create networking opportunities for members, and enable collaboration with local, national, and external networks. This translates into local Women’s Networks, which are resource affinity groups for women. Some examples include: Les essentielles (Quebec); Women of CGI (Canada); Germany Wing Women; Women to Women (Finland, Poland Baltics); Women in IT (Sweden); Women’s Resource Group (Uk&A); and Gender Equity (Western and Southern Europe). These groups collaborate globally and are involved in efforts including supporting women’s programs to advance more women towards a career in technology and consulting.

CGI is also flexible with members who have family care responsibilities. Leaders meet with members to understand their unique situation and provide support and flexibility on their work arrangements. In Canada, CGI provides maternity leave top-up pay to ensure better income continuity for the first few months of leave. In Asia Pacific and the United Kingdom & Australia, there are specific programs to support women who take maternity leave, with a goal of providing support for returning to the workplace and balancing new priorities.

In addition, CGI has committed to the 50-30 Challenge in Canada to work towards having 50% of our executive team be comprised of women.

76	2021 MANAGEMENT PROXY CIRCULAR

Appendix C

Proposal Number Four – Advisory Vote on the Compensation

Proposal

It is proposed that the Company hold an advisory vote on its compensation policy at each annual meeting of shareholders, as many companies already do, including several companies whose control is guaranteed by multiple voting shares. The Company has received this shareholder proposal every year since 2015, i.e., as long as it has been allowed by Legislation. Every year, the number of votes cast in support of the proposal far exceeds the threshold necessary to guarantee the right to resubmit it. On two occasions, the proposal was not submitted to a vote by shareholders, with our consent, in the hope that the advisory vote would be implemented one day. In 2021, with our consent and as a benevolent gesture, the proposal was not submitted to a vote by shareholders in order to take into account the exceptional nature of the health crisis.

The voting results in support of this proposal are:

Year	Advisory Vote
2015	13.6%
2016	15.4%
2017	15.8%
2018	X
2019	22.94%
2020	X
2021	X

X: proposal not submitted to a vote, with our consent

Board of Directors Response

Devising a compensation policy for a successful business is a challenging task that requires a deep understanding of the Company’s business and its competitive environment.

CGI’s directors have developed an executive compensation policy that emphasizes incentive compensation linked to business performance, aligning the financial interests of executives with those of shareholders. Bonuses are only paid when shareholder wealth has been created. CGI measures business performance on the basis of profitability and growth as well as client and member satisfaction. These factors drive the Company’s compensation programs, which are designed to attract and retain the key talent CGI needs to remain competitive in a challenging market and achieve continued and profitable growth for shareholders.

Advisory votes, by their binary yes or no nature, do not provide useful insight to the Board of Directors and therefore cannot promote meaningful dialogue with shareholders. The current Canadian regulatory framework prevents public companies from knowing who their shareholders really are and it is therefore unclear how an advisory vote can lead to a meaningful dialogue with shareholders who, for the most part, remain anonymous.

CGI holds numerous meeting and has on-going dialogue with shareholders and other investors. These meetings provide a real opportunity for dialogue to address any shareholder questions on executive compensation in a manner that is much more meaningful than an advisory vote. The Médac, the organisation that submitted this proposal, was invited to such meetings but never attended.

The Company, through its Shareholder Satisfaction Assessment Program (“SSAP”), solicits direct shareholder feedback on key corporate governance practices and requests shareholder ratings of governance practices on a 10-point scale. The average SSAP score of the Company in fiscal 2021 was 8.2/10, including as it pertains to our executive compensation practices. The Company is committed to maintaining an open and transparent dialogue with its shareholders and responding to any questions they have with respect to executive compensation.

The advisory vote process also raises the question of whether all shareholders should benefit from the same voting rights. Studies have shown that, on average, shares of North American public companies are held for short periods of time, often less than six months. Passive investment vehicles and instruments result in shareholders’ rights now being exercised by

2021 MANAGEMENT PROXY CIRCULAR	77

Appendix C

intermediaries rather than beneficial owners. This problem is exacerbated by the fact that transactions are often dictated by algorithms rather than investment decisions based on an analysis of companies’ long-term prospects.

Furthermore, several institutional investors exercise their voting power based on the recommendations of proxy advisory firms, thereby essentially delegating their voting rights to them. Our experience has been that these firms’ one-size-fits-all approach and the quality of their research can be deficient. Advisory firms are also often in blatant conflicts of interest as they provide corporate governance advisory services while also providing voting recommendations based on the practices that they advocate.

78	2021 MANAGEMENT PROXY CIRCULAR

Appendix C

Proposal Number Five – Disclosure of Voting Results by Class of Shares

Proposal

It is proposed that the Company break down, by share category, the voting results it publishes in its official report after every annual meeting, i.e., those shares that confer only one voting right and those that confer multiple voting rights, as a number of companies of the same type are already doing.

The Company has received this shareholder proposal every year since 2016. Every year, the number of votes cast in support of the proposal far exceeds the threshold required to guarantee the right to resubmit it. In 2021, with our consent and as a benevolent gesture, the proposal was not submitted to a vote by shareholders in order to consider the exceptional nature of the health crisis.

The voting results in support of this proposal are:

Year	Breakdown
2016	16.9%
2017	15.5%
2018	17.0%
2019	21.91%
2020	24.85%
2021	X

X: proposal not submitted to a vote, with our consent

Board of Directors Response

The Company and the Board of Directors reaffirm the position previously communicated with respect to this proposal.

CGI’s disclosure practice regarding voting results complies with the rules set out by the Business Corporations Act (Quebec), which govern the Company and provide that the declaration of the chair of the meeting to the effect that a resolution was passed is sufficient and appropriate. The Company considers that all votes should be treated equally and that there are no legal or practical reasons for distinguishing between classes of shares.

The Board of Directors believes that disclosing the voting results separately for each class of shares would not provide any additional protection or benefits to the holders of Class A subordinate voting shares. Our position is in line with applicable legislation, which does not require the disclosure of votes per class of shares but otherwise contains sections dealing with the protection of shareholders. Our Lead Director and other members of the Board of Directors, which is composed of a majority of independent directors, also have the fiduciary obligation to ensure that the interests of all shareholders, irrespective of the class of shares held, are adequately protected.

Furthermore, we believe that the interests of the vast majority of CGI’s shareholders are well aligned, and that the culture of transparency and dialogue established between CGI and its shareholders ensures that all shareholders who wish to be heard have the opportunity to engage in dialogue with the Company. CGI shareholders have access to a broad range of information through the continuous disclosure documents of the Company. As such, they invest in CGI knowing the manner in which CGI’s share capital is structured and characteristics attributed to the multiple voting shares.

Numerous studies, including that prepared by National Bank of Canada (The Family Advantage – The Continued Outperformance of Family-Controlled Companies – Fall 2020 Edition), the Institute for governance of private and public organisations (The Case for Dual-Class Shares, 2019) and Rotman School of Management, University of Toronto (The Long-Term Survival of Family Business, April 2018) all confirm the superior results produced by controlled companies. The Canadian economy is largely dependent on controlled companies. Leaving aside companies whose ownership structure is regulated, few Canadian companies would have survived for decades without the protection offered by such ownership structure. Many key Canadian companies would have disappeared over the years, with considerable negative impact on the Canadian economy and its employment market. Therefore, the Company is of the view that the Médac, the organisation that submitted this proposal, is not acting in the best interest of Quebec and Canadian-based companies by targeting controlled companies.

2021 MANAGEMENT PROXY CIRCULAR	79

Insights you can act on Founded in 1976, CGI is among the largest IT and business consulting services firms in the world. We are insights-driven and outcomes-based to help accelerate returns on your investments. Across hundreds of locations worldwide, we provide comprehensive, scalable and sustainable IT and business consulting services that are informed globally and delivered locally. cgi.com CGI